
13001441

Pier1 imports®

Annual Meeting of Shareholders
July 2, 2013

another year of growth

2013 Annual Report

Another year of growth

New website, new revenues

The successful launch of Pier 1 Imports' e-Commerce site has yielded an important source of new revenues already. More importantly, it has deepened customers' engagement with our brand, as the site drives traffic to stores and stores direct customers to the site.

New stores, new markets

With a disciplined strategy for locating stores where existing customers want them, we have opened and re-opened new markets for our brand – take Manhattan, for example. The grand opening of our 13,623-square-foot store announced our return to that market, with a new-concept layout, lighting and fixtures to be rolled out in stores across all markets.

New initiatives, new resilience

Our 50-year anniversary was a true celebration of the brand's lasting appeal and our emergence as a dominant presence, poised for greater success than ever before. Strategic decisions made over the past 12 months regarding systems and technologies companywide will ensure that our customer will always have the Pier 1 Imports experience right where she wants it – in bricks and mortar and on the Web.

Pier 1 imports®

Form 10-K

Form 10-K

Pier 1 imports®

2013 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **March 2, 2013.**

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File No. **001-07832**

PIER 1 IMPORTS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

75-1729843
(I.R.S. Employer Identification No.)

100 Pier 1 Place
Fort Worth, Texas
(Address of principal executive offices)

76102
(Zip Code)

Company's telephone number, including area code: **(817) 252-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer X   Accelerated filer __
Non-accelerated filer __ (Do not check if a smaller reporting company)   Smaller reporting company __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, August 25, 2012, was approximately $1,894,825,000. The registrant has no non-voting common stock.

As of April 23, 2013, there were outstanding 106,998,203 shares of the registrant's common stock, all of one class.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents have been incorporated herein by reference:

1) Registrant's Proxy Statement for the 2013 Annual Meeting in Part III hereof.

PIER 1 IMPORTS, INC.

FORM 10-K ANNUAL REPORT
Fiscal Year Ended March 2, 2013

TABLE OF CONTENTS

PART I

Item 1. Business.

(a) General Development of Business.

Pier 1 Imports, Inc. was incorporated as a Delaware corporation in 1986. Throughout this report, references to the "Company" include Pier 1 Imports, Inc. and its consolidated subsidiaries. References to "Pier 1 Imports" relate to the Company's retail locations and e-Commerce operations conducting business under the name Pier 1 Imports®.

As of March 2, 2013, the Company had 1,062 stores in the United States and Canada. In fiscal 2013, the Company opened 22 new Pier 1 Imports stores and closed 12 stores. Subject to changes in the retail environment, availability of suitable store sites, and lease renewal negotiations, the Company plans to open approximately 30 new Pier 1 Imports stores and close 14 stores during fiscal 2014. During fiscal 2013, the Company also refurbished approximately 100 stores with a new merchandise fixture package and lighting upgrades, completed major remodels at four locations, and added some new fixtures throughout all stores. The Company operates regional distribution center facilities in or near Baltimore, Maryland; Columbus, Ohio; Fort Worth, Texas; Ontario, California; Savannah, Georgia; and Tacoma, Washington. At the end of July 2012, the Company successfully executed the launch of its new e-Commerce enabled website, Pier1.com.

The Company has an arrangement to supply Grupo Sanborns, S.A. de C.V. ("Grupo Sanborns") with Pier 1 Imports merchandise to be sold primarily in a "store within a store" format in certain stores operated by Grupo Sanborns' subsidiaries, Sears Operadora de Mexico, S.A. de C.V. ("Sears Mexico") and Corporacion de Tiendas Internationales, S.A. de C.V. ("Sears El Salvador"). The agreements with Grupo Sanborns will expire January 1, 2017. The agreements are structured in a manner which substantially insulates the Company from currency fluctuations in the value of the Mexican peso. As of March 2, 2013, Pier 1 Imports merchandise was offered in 49 Sears Mexico stores and one Sears El Salvador store. Since Sears Mexico and Sears El Salvador operate these locations, the Company has no employees or real estate obligations in Mexico or El Salvador.

(b) Financial Information about Industry Segments.

In fiscal 2013, the Company conducted business as one operating segment consisting of the retail sales of decorative home furnishings, gifts and related items.

Financial information with respect to the Company's business is found in the Company's Consolidated Financial Statements, which are set forth in Item 8 herein.

(c) Narrative Description of Business.

The specialty retail operations of the Company consist of retail stores and e-Commerce operations conducting business under the name "Pier 1 Imports," which sell a wide variety of furniture, decorative home furnishings, dining and kitchen goods, candles, gifts and other specialty items for the home.

As of March 2, 2013, the Company operated 982 Pier 1 Imports stores in the United States and 80 Pier 1 Imports stores in Canada. During fiscal 2013, the Company supplied merchandise and licensed the Pier 1 Imports name to Grupo Sanborns, which sold Pier 1 Imports merchandise primarily in a "store within a store" format in 49 Sears Mexico stores and one store in El Salvador. Pier 1 Imports stores in the United States and Canada average approximately 9,900 gross square feet, which includes an average of approximately 7,900 square feet of retail selling space. The stores consist of freestanding units located near shopping centers or malls and in-line positions in major shopping centers. Pier 1 Imports operates in all major U.S. metropolitan areas and many of the primary smaller markets. Pier 1 Imports stores generally have their highest sales volumes during November and December as a result of the holiday selling season. In fiscal 2013, net sales of the Company totaled $1.7 billion.

Pier 1 Imports offers a unique selection of merchandise consisting of items imported from many countries around the world. While the broad categories of Pier 1 Imports' merchandise remain fairly constant, individual items within these merchandise categories change frequently in order to meet the changing demands and preferences of customers. The principal categories of merchandise include the following:

DECORATIVE ACCESSORIES – This merchandise group constitutes the broadest category of merchandise in Pier 1 Imports' sales mix and has remained constant at 61% of Pier 1 Imports' total U.S. and Canadian retail sales in fiscal years 2013, 2012, and 2011. These items are imported primarily from Asian and European countries, as well as some domestic sources. This merchandise group includes decorative accents, lamps, vases, dried and artificial flowers, baskets, ceramics, dinnerware, bath and fragrance products, candles, seasonal and gift items.

FURNITURE – This merchandise group consists of furniture and furniture cushions to be used in living, dining, office, kitchen and bedroom areas, sunrooms and on patios. Also included in this group are wall decorations and mirrors. This group has remained constant at 39% of Pier 1 Imports' total U.S. and Canadian retail sales in fiscal years 2013, 2012, and 2011. These goods are imported from a variety of countries such as Vietnam, Malaysia, Brazil, Thailand, China, the Philippines, India and Indonesia, and are also obtained from domestic sources. This merchandise group is generally made of metal or handcrafted natural materials, including rattan, pine, beech, rubberwood and selected hardwoods with either natural, stained, painted or upholstered finishes.

Pier 1 Imports merchandise largely consists of items that feature a significant degree of handcraftsmanship and are mostly imported directly from foreign suppliers. For the most part, the imported merchandise is handcrafted in cottage industries and small factories. Pier 1 Imports has enjoyed long-standing relationships with many vendors and agents and is not dependent on any particular supplier. The Company believes alternative sources of merchandise could be procured over a reasonable period of time, if necessary. In selecting the source of merchandise, Pier 1 Imports considers quality, dependability of delivery, and cost. During fiscal 2013, Pier 1 Imports sold merchandise imported from many different countries with approximately 58.6% of its sales derived from merchandise produced in China, approximately 12.8% derived from merchandise produced in India, and approximately 19.3% collectively derived from merchandise produced in Vietnam, Indonesia, and the United States. The remainder of its merchandise is sourced from other countries around the world.

Imported and domestic merchandise is delivered to the Company's distribution centers, where merchandise is received, allocated and shipped to the various stores in each distribution center's region, and/or shipped directly to customers.

The Company owns a number of federally registered trademarks and service marks under which Pier 1 Imports stores conduct business. Additionally, the Company has registered and has applications pending for the registration of certain other Pier 1 Imports trademarks and service marks in the United States, Canada and other foreign countries. The Company believes that its marks have significant value and are important in its marketing efforts. The Company maintains a policy of pursuing registration of its marks and opposing any infringement of its marks.

The Company operates in the highly competitive specialty home retail business, both in its stores and e-Commerce business, and competes primarily with specialty sections of large department stores, furniture and decorative home furnishings retailers, small specialty stores and mass merchandising discounters.

The Company allows customers to return merchandise within a reasonable time after the date of purchase without limitation as to reason. Most returns occur within 30 days of the date of purchase. The Company monitors the level of returns and maintains a reserve for future returns based on historical experience and other known factors.

On March 2, 2013, the Company employed approximately 21,400 associates in the United States and Canada, of which approximately 3,700 were full-time employees and 17,700 were part-time employees.

(d) Financial Information about Geographic Areas.

Information required by this Item is found in *Note 1 of the Notes to the Consolidated Financial Statements.*

(e) Available Information.

The Company makes available free of charge through its Internet website address (www.pier1.com) its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Certain statements contained in Item 1, Item 1A, Item 7, Item 7A, Item 8 and elsewhere in this report may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company may also make forward-looking statements in other reports filed with the SEC and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on management's assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments, and other relevant factors. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings and closings, financing of Company obligations from operations, success of its marketing, merchandising and store operations strategies, its e-Commerce business, and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, conflicts or war involving the United States or its allies or trading partners, labor strikes, weather conditions or natural disasters, volatility of fuel and utility costs, the actions taken by the United States and other countries to stimulate the economy, the general strength of the economy and levels of consumer spending, consumer confidence, suitable store sites and distribution center locations, the availability of a qualified labor force and management, the availability and proper functioning of technology and communications systems supporting the Company's key business processes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas, and the ability of the Company to source, ship and deliver items of acceptable quality to its U.S. distribution centers at reasonable prices and rates and in a timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this report which may also affect Company operations and performance. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

Executive Officers of the Company

ALEXANDER W. SMITH, age 60, joined the Company as President and Chief Executive Officer in February 2007. Prior to joining the Company, Mr. Smith served as group president of the TJX Companies, Inc., where he oversaw the operations and development of Home Goods, Marshalls, TJ Maxx, and a number of corporate functions. He was instrumental in the development of the TK Maxx stores in Great Britain and also ran their international operations.

CHARLES H. TURNER, age 56, was named Senior Executive Vice President of the Company in April 2012 and has served as Chief Financial Officer of the Company since August 1999. Mr. Turner has served the Company for twenty-one years in key executive capacities within the organization including Executive Vice President, Senior Vice President of Stores and Controller. Mr. Turner first became an officer of the Company in 1992 when he was named Principal Accounting Officer. Prior to joining the Company, he was Group Controller for JC Penney and a Senior Manager for KPMG Peat Marwick.

CATHERINE DAVID, age 49, joined the organization in August 2009 as Executive Vice President of Merchandising. Prior to her current role, Ms. David served as President and Chief Operating Officer of Kirkland's Inc. and Vice President and General Manager with Sears Essential, Sears Grand and The Great Indoors. Ms. David also previously served the Target Corporation for thirteen years in various positions including Vice President and General Manager of target.direct and various positions in the buying, planning and stores divisions.

GREGORY S. HUMENESKY, age 61, was named Executive Vice President of Human Resources of the Company in February 2005. Prior to his current position, he served in various human resource positions for other retailers, including ten years as Senior Vice President of Human Resources at Zale Corporation and twenty-one years in various positions of increasing importance at Macy's.

SHARON M. LEITE, age 50, joined the organization in August 2007 as Executive Vice President of Stores. Prior to joining the Company, she spent eight years at Bath & Body Works, six years as Vice President of Store Operations and two years in other leadership roles. Before joining Bath & Body Works, Ms. Leite held various operations positions with several prominent retailers, including Gap, Inc., The Walt Disney Company, and Limited, Inc.

MICHAEL R. BENKEL, age 44, was named Executive Vice President of Planning and Allocations in April 2012. He joined the organization in September 2008 as Senior Vice President of Planning and Allocations. Prior to joining the Company, he spent eleven years at Williams-Sonoma Inc. in continuously advancing positions in the Pottery Barn Retail Stores division, including Vice President of Inventory Management, Director – Inventory Management, and as a home furnishings and furniture buyer.

MICHAEL A. CARTER, age 54, was named Senior Vice President, General Counsel and Secretary of the Company in December 2005. Mr. Carter has served within the organization for twenty-three years in various leadership capacities, including Vice President – Legal Affairs, and Corporate Counsel. Mr. Carter first became an officer of the Company in 1991 when he was named Assistant Secretary. Mr. Carter is a licensed attorney in the State of Texas. Prior to joining the Company, Mr. Carter practiced law with the Fort Worth, Texas law firm of Brackett and Ellis, LLP.

LAURA A. COFFEY, age 46, was named Senior Vice President of Business Development and Strategic Planning in January 2011. Ms. Coffey has served within the organization for sixteen years in various capacities, including most recently as Senior Vice President of Finance. Ms. Coffey first became an officer of the Company in 2005 and was named Principal Accounting Officer in 2008. Prior to joining the Company, she held various positions with Alcon Laboratories and KPMG, LLP.

DONALD L. KINNISON, age 55, was named Senior Vice President of Marketing and Visual Merchandising in March 2008. Mr. Kinnison has served within the organization for twenty-three years in various capacities, including Vice President of Visual Merchandising and Merchandise Support and Director, Visual Merchandising. Prior to joining the Company, Mr. Kinnison held various positions with May Company and Federated Department Stores.

The executive officers of the Company are elected by the Board of Directors and hold office until their successors are elected or appointed and qualified or until their earlier resignation or removal. None of the above executive officers has any family relationship with any other of such officers or with any director of the Company. None of such officers was selected pursuant to any arrangement or understanding between her or him and any other person, except for Mr. Smith, who pursuant to his employment agreement with the Company, serves as President and Chief Executive Officer.

Item 1A. Risk Factors.

Strategic Risks and Strategy Execution Risks

The Company must be able to anticipate, identify and respond to changing trends and customer preferences for home furnishings.

The success of the Company's specialty retail business depends largely upon its ability to predict trends in home furnishings consistently and to provide merchandise that satisfies consumer demand in a timely manner. Consumer preferences often change and may not be reasonably predicted. A majority of the Company's merchandise is manufactured, purchased and imported from countries around the world and may be ordered well in advance of the applicable selling season. Extended lead times may make it difficult to respond rapidly to changes in consumer demand, and as a result, the Company may be unable to react quickly and source needed merchandise. In addition, the Company's vendors may not have the ability to handle its increased demand for product. The seasonal nature of the business leads the Company to purchase, and requires it to carry, a significant amount of inventory prior to its peak selling season. As a result, the Company may be vulnerable to evolving home furnishing trends, changes in customer preferences, and pricing shifts, and may misjudge the timing and selection of merchandise purchases. The Company's failure to anticipate, predict and respond in a timely manner to changing home furnishing trends could lead to lower sales and additional discounts and markdowns in an effort to clear merchandise, which could have a negative impact on merchandise margins and, in turn, the results of operations.

Failure by the Company to identify and successfully implement strategic initiatives could have a negative impact on the Company.

The Company's long-term growth, strategic plans and capital allocation strategies are dependent on the Company's ability to identify and successfully implement those initiatives. If they are not properly developed and successfully executed, the implementation of such initiatives may negatively impact the Company's business operations and financial results. While the Company believes these disruptions would be short-term, it is unknown whether the impact would be material.

The success of the business is dependent on factors affecting consumer spending that are not controllable by the Company.

Consumer spending, including spending for the home and home-related furnishings, are dependent upon factors other than general economic conditions (both domestic and international), and include, among others, levels of employment, disposable consumer income, prevailing interest rates, consumer debt, costs of fuel, inflation, recession and fears of recession or actual recession periods, war and fears of war, pandemics, inclement weather, tax rates and rate increases, consumer confidence in future economic conditions and political conditions (including the possibility of a governmental shut down), and consumer perceptions of personal well-being and security. Unfavorable changes in factors affecting discretionary spending could reduce demand for the Company's products and therefore lower sales and negatively impact the business and its financial results.

The Company outsources certain business processes to third-party vendors and has certain business relationships that subject the Company to risks, including disruptions in business and increased costs.

The Company outsources some business processes to third parties including gift card tracking and authorization, credit card authorization and processing, store scheduling and time and attendance, store maintenance services, maintenance and support of the Company's website and e-Commerce platform, certain marketing services, insurance claims processing, customs filings and reporting, ocean freight processing, shipment and delivery of e-Commerce orders, certain payroll processing and various tax filings, record keeping for retirement plans, and third party vendor auditing. In addition, the Company also has business relationships with third parties to provide essential services such as the extension of credit to its customers and maintenance of the Company's private-label credit card and rewards program. The Company makes a diligent effort to ensure that all providers of these services are observing proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services or the Company's inability to arrange for alternative providers on favorable terms in a timely manner could have a negative effect on the Company's financial results.

An overall decline in the health of the United States economy and its impact on consumer confidence and spending could negatively impact the Company's results of operations.

The recession experienced by the United States in recent years resulted in a significant decline in the market value of domestic and foreign companies, adversely affecting the savings and investments of United States consumers. The resulting deterioration in consumer confidence and spending during that recessionary period resulted in consumers sacrificing purchases of discretionary items, including the Company's merchandise, which negatively impacted the Company's financial results during those years. Such a recession could occur again and could have a similar, if not worse, impact on the Company's financial results.

Failure to control merchandise returns could negatively impact the business.

The Company has established a provision for estimated merchandise returns based upon historical experience and other known factors. If actual returns are greater than those projected by management, additional reductions of revenue could be recorded in the future. Also, to the extent that returned merchandise is damaged, the Company may not receive full retail value from the resale of the returned merchandise. Introductions of new merchandise, changes in merchandise mix, associate selling behavior, merchandise quality issues, changes to the Company's return policy, e-Commerce return behavior, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed the provision for estimated merchandise returns. An increase in merchandise returns that exceeds the Company's current provisions could negatively impact the business and financial results.

A disruption in the operation of the domestic portion of the Company's supply chain, including the e-Commerce business, could impact its ability to deliver merchandise to its stores and customers, which could impact its sales and results of operations.

The Company maintains regional distribution centers in Maryland, Ohio, Texas, California, Georgia and Washington. At these distribution centers, merchandise is received, allocated, and shipped to the Company's stores, and/or e-Commerce orders are fulfilled. Major catastrophic events such as natural disasters, fire or flooding, malfunction or disruption of the information systems, a disruption in telephone/internet service or power outages, or shipping problems could result in distribution delays of merchandise to the Company's stores and customers. Such disruptions could have a negative impact on the Company's sales and results of operations.

Factors that may or may not be controllable by the Company may negatively affect the Company's financial results.

Increases in the Company's costs that are beyond the Company's control, including items such as increases in fuel and transportation costs, higher interest rates, increases in losses from damaged merchandise, inflation, fluctuations in foreign currency rates, higher costs of labor, labor disputes around the world, increases in the costs of insurance and healthcare, increases in postage and media costs, higher tax rates and complying with changes in laws and regulations, including accounting standards, may negatively impact the Company's financial results.

Failure to successfully manage and execute the Company's marketing initiatives could have a negative impact on the business.

The success and growth of the Company is partially dependent on generating customer traffic in order to gain sales momentum in its stores and drive traffic to the Company's website. Successful marketing efforts require the ability to reach customers through their desired mode of communication utilizing various media outlets. Media placement decisions are generally made months in advance of the scheduled release date. The Company's inability to accurately predict its consumers' preferences, to utilize the desired mode of communication, or to ensure availability of advertised products may negatively impact the business and operating results.

Changes to estimates related to the Company's property and equipment, or financial results that are lower than its current estimates at certain store locations, may cause the Company to incur impairment charges on certain long-lived assets.

The Company makes certain estimates and projections with regards to individual store operations as well as overall Company performance in connection with its impairment analyses for long-lived assets in accordance with applicable accounting guidance. An impairment charge is required when the carrying value of the asset exceeds the estimated fair value or undiscounted future cash flows of the asset. The projection of future cash flows used in this analysis requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from the Company's estimates, additional charges for asset impairments may be required in the future. If impairment charges are significant, the Company's financial results could be negatively affected.

Risks Related to Profitability

The Company's success depends, in part, on its ability to operate in desirable locations at reasonable rental rates and to close underperforming stores at or before the conclusion of their lease terms.

The profitability of the business is dependent on operating the current store base at a reasonable profit, opening and operating new stores at a reasonable profit, and identifying and closing underperforming stores. For a majority of the Company's current store base, a large portion of a store's operating expense is the cost associated with leasing the location. Management actively monitors individual store performance and attempts to negotiate rent reductions to ensure stores can remain profitable or have the ability to rebound to a profitable state. Current locations may not continue to be desirable as demographics change, and the Company may choose to close an underperforming store before its lease expires and incur lease termination costs associated with that closing. The Company cannot give assurance that opening new stores or an increase in closing underperforming stores will result in greater profits.

Failure to attract and retain an effective management team or changes in the costs or availability of a suitable workforce to manage and support the Company's stores, distribution facilities and e-Commerce business could negatively affect the business.

The Company's success is dependent, in a large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within the Company, especially management, in the highly competitive retail environment may prove to be a challenge. The inability to recruit and retain such individuals could result in turnover in the home office, stores and the distribution facilities, which could have a negative effect on the business. Management will continue to assess the Company's compensation and benefit program in an effort to attract future qualified candidates and retain current experienced management team members. The Company does not believe that its compensation policies, principles, objectives and practices are structured to promote inappropriate risk taking by its executives nor inappropriate risk-taking by its employees whose behavior would be most affected by performance-based incentives. The Company believes that the focus of its overall compensation program encourages its employees to take a balanced approach that focuses on increasing and sustaining Pier 1 Imports' profitability.

Occasionally the Company experiences union organizing activities in non-unionized distribution facilities. Similar activities could also occur in the stores. These types of activities may result in work slowdowns or stoppages and higher labor costs. Any increase in costs associated with labor organization at distribution facilities could result in higher costs to distribute inventory and could negatively impact merchandise margins.

Failure to successfully manage the Company's e-Commerce operations could negatively affect the business.

The Company successfully executed the launch of its e-Commerce operations in the United States during fiscal 2013. Successful operation of the e-Commerce initiatives are dependent on the Company's ability to maintain uninterrupted availability of the Company's website and supporting applications, adequate inventory levels, timely fulfillment of customer orders, and accurate shipping of undamaged product. In addition, the Company's call center must maintain a high standard of customer care. Failure to successfully manage this process may negatively impact sales, result in the loss of customers, and damage the Company's reputation.

The Company operates in a highly competitive retail environment with companies offering similar merchandise, and if customers are lost to the Company's competitors, sales could decline.

The Company operates in the highly competitive specialty retail business, both in its stores and e-Commerce business, competing with specialty sections of large department stores, home furnishing retailers, small specialty stores and mass merchandising discounters. Management believes that as it is competing for sales, it does so on the basis of pricing and quality of products, constantly changing merchandise assortment, visual presentation of its merchandise and customer service. The Company could also experience added short-term competition when other retailers are liquidating merchandise for various reasons. If the Company is unable to maintain a competitive position, it could experience negative pressure on retail prices and loss of customers, which in turn could result in reduced merchandise margins and operating results.

The Company's business is subject to seasonal variations, with a significant portion of its sales and earnings occurring during two months of the year.

Approximately 25% of the Company's sales generally occur during the November-December holiday selling season. Failure to predict consumer demand correctly during these months could result in lost sales or gross margin erosion if merchandise must be marked down significantly to clear inventory.

The Company's business may be harmed by adverse weather conditions and natural disasters.

Extreme or undesirable weather can negatively affect customer traffic in retail stores as well as customer shopping behavior. Natural disasters such as earthquakes, weather phenomena, and events causing infrastructure failures could negatively affect any of the Company's retail locations, distribution centers, administrative facilities, ports, or locations of its suppliers domestically and in foreign countries.

Risks Associated with Dependence on Technology

The Company is heavily dependent on various kinds of technology in the operation of its business.

Failure of any critical software applications, technology infrastructure, telecommunications, data communications, data storage equipment, or networks could have a negative effect, including additional expense, on the Company's ability to manage the merchandise supply chain, sell merchandise, accomplish payment functions, report financial data or manage labor and staffing. Although the Company maintains off-site data backups, a concentration of technology-related risk exists in the Company's headquarters located in Fort Worth, Texas.

Failure to protect the integrity and security of individually identifiable data of the Company's customers and employees could expose the Company to litigation and damage the Company's reputation.

The Company receives and maintains certain personal information about its customers, vendors and employees. The collection and use of this information by the Company is regulated at the international, federal and state levels, and is subject to certain contractual restrictions in third party contracts. Although the Company has implemented processes to collect and protect the integrity and security of personal information, there can be no assurance that this information will not be obtained by unauthorized persons, or collected or used inappropriately. If the security and information systems of the Company or of its internal or external business associates are compromised or its internal or external business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons, or collected or used inappropriately, it could negatively affect the Company's reputation, as well as operations and financial results, and could result in litigation against the Company or the imposition of penalties. As privacy and information security laws and regulations change, the Company may incur additional costs to remain in compliance.

Failure to successfully implement new information technology systems and enhance existing systems could negatively impact the business and its financial results.

As part of the Company's growth plan, the Company is investing in new information technology systems and implementing modifications and upgrades to existing systems. These investments include replacing legacy systems, making changes to existing systems, building redundancies, and acquiring new systems and hardware with updated functionality. The Company is taking appropriate actions to ensure the successful implementation of these initiatives, including the testing of new systems and the transfer of existing data, with minimal disruptions to the business. However, there can be no assurance the Company has anticipated all potential risks and failure to successfully implement these initiatives could negatively impact the business and its financial results.

The expansion of the Company's e-Commerce business has inherent cybersecurity risks that may disrupt its business.

The Company's full e-Commerce functionality in the United States has increased the Company's exposure to cybersecurity risks. A compromise of its security systems could result in a service disruption, or customers' personal information or the Company's proprietary information being obtained by unauthorized users. Although the Company has implemented processes to mitigate the risks of security breaches and cyber incidents, there can be no assurance that such an attack will not occur. Any breach of the Company's security could result in violation of privacy laws, potential litigation, and a loss of confidence in its security measures, all of which could have a negative impact on the Company's financial results and its reputation.

Failure to maintain positive brand perception and recognition could have a negative impact on the business.

Maintaining a good reputation is critical to the business. The considerable expansion in the use of social media over recent years has increased the risk that the Company's reputation could be negatively impacted in a short amount of time. If the Company is unable to quickly and effectively respond to such incidents, it may suffer declines in customer loyalty and traffic, vendor relationship issues, and other factors, all of which could negatively impact the Company's financial results and its reputation.

Regulatory Risks

The Company is subject to laws and regulatory requirements in many jurisdictions. Changes in these laws and requirements, or interpretations of them, may result in additional costs to the Company, including the costs of compliance as well as potential penalties for non-compliance.

Legislation on a local, regional, state or national level has the potential to have a negative effect on the Company's profitability or ability to operate its business. Compliance with certain legislation carries with it significant costs. The Company is subject to oversight by many governmental agencies in the course of operating its business because of its numerous locations, large number of employees, contact with consumers and importation and exportation of product. In addition, the Company is subject to regulations regarding consumer product quality and safety standards. Complying with regulations may cause the Company to incur significant expenses, including the costs associated with periodic audits. Failure to comply may also result in additional costs in the form of penalties.

The Company operates in many taxing jurisdictions, including foreign countries. In most of these jurisdictions, the Company is required to collect state and local sales taxes at the point of sale and remit them to the appropriate taxing authority. The Company is also subject to income taxes, excise taxes, franchise taxes, payroll taxes and other special taxes. The Company is also required to maintain various kinds of business and commercial licenses to operate its stores and other facilities. Rates of taxation are beyond the Company's control, and increases in such rates or taxation methods and rules could have a negative impact on the Company's financial results. Failure to comply with laws concerning the collection and remittance of taxes and with licensing requirements could also subject the Company to financial penalties or business interruptions.

Risks Associated with International Trade

As a retailer of imported merchandise, the Company is subject to certain risks that typically do not affect retailers of domestically produced merchandise.

The Company may order merchandise well in advance of delivery and generally takes title to the merchandise at the time it is loaded for transport to designated U.S. destinations. Global political unrest, war, threats of war, terrorist acts or threats, especially threats to foreign and U.S. ports and piracy, disruption in the operation of the international portion of the Company's supply chain, or natural disasters could affect the Company's ability to import merchandise from certain countries. Fluctuations in foreign currency exchange rates and the relative value of the U.S. dollar, restrictions on the convertibility of the dollar and other currencies, duties, taxes and other charges on imports, rising labor costs and cost of living in foreign countries, dock strikes, worker strikes, import quota systems and other restrictions sometimes placed on foreign trade can affect the price, delivery and availability of imported merchandise as well as exports to the Company's stores in other countries. The inability to import merchandise from China and other countries, unavailability of adequate shipping capacity at reasonable rates, or the imposition of significant tariffs could have a negative effect on the financial results of the Company. Freight costs contribute a substantial amount to the cost of imported merchandise. Monitoring of foreign vendors' compliance with applicable laws and Company standards, including quality and safety standards and social compliance issues, is more difficult than monitoring of domestic vendors.

Governmental agencies have the authority to enforce trade agreements, resolve trade disputes, and control market access to goods and services. Governments may also impose trade sanctions on foreign countries that are deemed to violate trade agreements or maintain laws or practices that are unjustifiable and restrict commerce. In these situations, governments may increase duties on imports from one or more foreign countries. In this event, the Company could be negatively affected by the imposition of trade sanctions.

In addition, the governments of the countries in which the Company does business maintain a variety of additional international trade laws under which the Company's ability to import may be affected from time to time, including antidumping laws, countervailing duty laws, safeguards laws, and laws designed to protect intellectual property rights. Although the Company may not be directly involved in a particular trade dispute under any of these laws, its ability to import, or the terms and conditions under which it can continue to import, may be affected by the outcome of such disputes.

In particular, because the Company imports merchandise from countries around the world, the Company may be affected from time to time by antidumping petitions filed with the United States and international agencies by U.S. producers of competing products alleging that foreign manufacturers are selling their own products at prices in the United States that are less than the prices that they charge in their home country market or in third country markets or at less than their cost of production. Such petitions, if successful, could significantly increase the United States import duties on those products. In that event, the Company might decide to pay the increased duties, thereby possibly increasing the Company's price to consumers. Alternatively, the Company might decide to source the product or a similar product from a different country not subject to increased duties or else discontinue the importation and sale of the product.

In recent years, dispute resolution processes have been utilized to resolve disputes regarding market access between the European Union, China, the United States and other countries. In some instances, these trade disputes can lead to threats by countries of sanctions against each other, which can include import prohibitions and increased duty rates on imported items. The Company considers any agreement that reduces tariff and non-tariff barriers in international trade to be beneficial to its business. Any type of sanction on imports is likely to increase the Company's import costs or limit the availability of merchandise purchased from sanctioned countries. In that case, the Company may be required to seek similar merchandise from other countries.

Risks Relating to Liquidity

A disruption in the global credit and equity markets could negatively impact the Company's ability to obtain financing on acceptable terms.

In the future, the Company could become dependent on the availability of adequate capital to fund its operations. Disruption in the global credit and equity markets and future disruptions in the financial markets could negatively affect the Company's ability to enter into new financing agreements or obtain funding through the sale of Company securities. A decline in economic conditions could also result in difficulties for financial institutions and other parties that the Company does business with, which could potentially affect the Company's ability to access financing under existing arrangements or to otherwise recover amounts as they become due under the Company's contractual agreements. The inability of the Company to obtain financing as needed on acceptable terms to fund its operations may have a negative impact on the Company's business and financial results.

Insufficient cash flows from operations could result in the substantial utilization of the Company's secured credit facility, which may limit the Company's ability to conduct certain activities.

The Company maintains a secured credit facility to enable it to issue merchandise and special purpose standby letters of credit as well as to fund working capital requirements. Borrowings under the credit facility are subject to a borrowing base calculation consisting of a percentage of certain eligible assets of the Company and is subject to advance rates and commercially reasonable reserves. Substantial utilization of the availability under the borrowing base will result in various restrictions on the Company, including restrictions on the ability of the Company to repurchase its common stock or pay dividends and dominion over the Company's cash accounts. *See Note 4 to the Notes to Consolidated Financial Statements for additional discussion regarding the Company's secured credit facility.* Significant decreases in cash flow from operations and investing could result in the Company borrowing increased amounts under the credit facility to fund operational needs and increased utilization of letters of credit. These could result in the Company being subject to the above restrictions.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company leases its corporate headquarters and the majority of its retail stores and warehouses. The Company has an operating lease for its corporate headquarters located in Fort Worth, Texas, which included approximately 280,000 square feet of office space as of March 2, 2013. On January 28, 2013, the Company entered into an amendment to the current lease that expanded its leased square footage. During fiscal 2014 the Company's leased office space will expand to a total of approximately 308,000 square feet. As of March 2, 2013, the present value of the Company's minimum future operating lease commitments discounted at 10% totaled approximately $798.7 million. The following table sets forth the distribution of Pier 1 Imports' U.S. and Canadian stores by state and province as of March 2, 2013:

United States

Alabama	13	Louisiana	15	Ohio	29
Alaska	2	Maine	1	Oklahoma	8
Arizona	24	Maryland	22	Oregon	14
Arkansas	8	Massachusetts	23	Pennsylvania	38
California	111	Michigan	32	Rhode Island	3
Colorado	15	Minnesota	18	South Carolina	16
Connecticut	20	Mississippi	6	South Dakota	2
Delaware	4	Missouri	18	Tennessee	18
Florida	74	Montana	6	Texas	79
Georgia	27	Nebraska	4	Utah	9
Hawaii	5	Nevada	9	Virginia	34
Idaho	6	New Hampshire	6	Washington	28
Illinois	39	New Jersey	35	West Virginia	5
Indiana	17	New Mexico	5	Wisconsin	19
Iowa	9	New York	48	Wyoming	1
Kansas	9	North Carolina	34		
Kentucky	11	North Dakota	3		

Canada

Alberta	11	New Brunswick	2	Ontario	33
British Columbia	14	Newfoundland	1	Quebec	13
Manitoba	2	Nova Scotia	2	Saskatchewan	2

The Company currently owns or leases distribution center space of approximately 3.6 million square feet. The Company also acquires temporary distribution center space from time to time through short-term leases. As of March 2, 2013, the Company owned or leased under operating leases the following warehouse properties in or near the following cities:

Location	**Approx. Sq. Ft.**	**Owned/Leased Facility**
Baltimore, Maryland (1)	634,000 sq. ft.	Leased
Columbus, Ohio	527,000 sq. ft.	Leased
Fort Worth, Texas	460,000 sq. ft.	Owned
Ontario, California	747,000 sq. ft.	Leased
Savannah, Georgia	784,000 sq. ft.	Leased
Tacoma, Washington	451,000 sq. ft.	Leased

(1) Subsequent to year end, the Company leased an additional 350,000 square feet in Baltimore, Maryland.

Item 3. Legal Proceedings.

The Company is a party to various legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Prices of Common Stock

The following table shows the high and low closing sale prices of the Company's common stock on the New York Stock Exchange (the "NYSE"), as reported in the consolidated transaction reporting system for each quarter of fiscal 2013 and 2012.

	Market Price	
Fiscal 2013	High	Low
First quarter	$ 18.80	$ 15.21
Second quarter	18.25	15.24
Third quarter	21.10	18.04
Fourth quarter	22.79	19.08
Fiscal 2012	High	Low
First quarter	$ 12.42	$ 9.04
Second quarter	12.25	8.90
Third quarter	13.75	9.17
Fourth quarter	17.00	12.65

Number of Holders of Record

The Company's common stock is traded on the NYSE under the symbol "PIR". As of April 23, 2013, there were approximately 8,000 shareholders of record of the Company's common stock.

Dividends

The Company declared cash dividends of $0.04 per share in each of the first three quarters of fiscal 2013, and declared a cash dividend of $0.05 in the fourth quarter of fiscal 2013, which totaled $17,989,000 in cash dividends paid during fiscal 2013. The Company did not pay any cash dividends in fiscal years 2012 or 2011. On April 4, 2013, subsequent to year end, the Company's Board of Directors declared a $0.05 per share quarterly cash dividend on the Company's outstanding shares of common stock. The $0.05 quarterly cash dividend will be paid on May 8, 2013 to shareholders of record on April 24, 2013. The Company's dividend policy depends upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors.

As of March 2, 2013, the Company was not precluded under its secured credit facility from paying cash dividends or repurchasing the Company's common stock. The Company's secured credit facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. The Company will not be restricted from paying certain dividends unless credit extensions on the line result in availability over a specified period of time that is projected to be less than 20% of the lesser of either $300,000,000 or the calculated borrowing base, subject to the Company meeting a fixed charge coverage requirement when availability over the same specified period of time is projected to be less than 50% of the lesser of either $300,000,000 or the calculated borrowing base. *See Note 4 to the Notes to Consolidated Financial Statements for further discussion of the Company's secured credit facility.*

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On April 7, 2011, the Board of Directors announced an initial $100.0 million for repurchases of the Company's common stock. On September 6, 2011, the Company had completed this $100.0 million initial share repurchase program and had purchased a total of 9,498,650 shares of its common stock at a weighted average cost of $10.53 per share. On October 14, 2011, the Board of Directors announced a second $100.0 million share repurchase program. On December 14, 2012, the Company completed this second program, with total repurchases of 5,822,142 shares at a weighted average cost of $17.18 per share. On December 13, 2012, the Company announced a third $100.0 million share repurchase program and $100.0 million remained available for repurchase at the end of fiscal 2013.

The following table provides information with respect to purchases of common stock of the Company made during the three months ended March 2, 2013, by Pier 1 Imports, Inc. or any "affiliated purchaser" of Pier 1 Imports, Inc., as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

Period	Total Number of Shares Purchased	Average Price Paid per Share (including fees)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1]
Nov 25, 2012 – Dec 29, 2012	523,192	$19.60	523,192	$100,000,000
Dec 30, 2012 – Jan 26, 2013	—	—	—	$100,000,000
Jan 27, 2013 – Mar 2, 2013	—	—	—	$100,000,000
	523,192	$19.60	523,192	$100,000,000

[1] On December 14, 2012, the Company completed a $100.0 million share repurchase program, which was announced in October 2011. On December 13, 2012, the Company announced a new $100.0 million share repurchase program.

Subsequent to year end, the Company utilized a total of $5.0 million to repurchase 226,700 shares of the Company's common stock at a weighted average price per share, including fees, of $22.24 and as of April 23, 2013, $95.0 million remained available for repurchase under the December 2012 program. There is no expiration date on the current authorization and no determination has been made by the Company to suspend or cancel purchases under the program.

During fiscal 2013, 263,464 shares of the Company's common stock were acquired from employees to satisfy tax withholding obligations that arose upon vesting of restricted stock granted pursuant to approved plans.

Performance Graph

The following graph compares the five-year cumulative total shareholder return for the Company's common stock against the Standard & Poor's 500 Stock Index and the Standard & Poor's Retail Stores Composite Index. The annual changes for the five-year period shown on the graph are based on the assumption, as required by the SEC's rules, that $100 had been invested in the Company's stock and in each index on March 1, 2008, and that dividends were reinvested. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on March 2, 2013. The information used in the graph below was obtained from Bloomberg L.P.

PIER 1 IMPORTS, INC. STOCK PERFORMANCE GRAPH


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S&P 500 Stock Index
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Item 6. Selected Financial Data.

FINANCIAL SUMMARY

	Year Ended				
	2013 [1]	2012	2011	2010	2009
	($ in millions except per share amounts)				
SUMMARY OF OPERATIONS:					
Net sales	$ 1,704.9	1,533.6	1,396.5	1,290.9	1,320.7
Gross profit	$ 743.1	651.2	555.4	440.4	363.5
Selling, general and administrative expenses	$ 513.1	475.2	431.9	421.2	453.5
Depreciation and amortization	$ 31.0	21.2	19.7	22.5	30.6
Operating income (loss)	$ 199.0	154.8	103.7	(3.3)	(120.6)
Operating income (loss) as a % of sales	11.7%	10.1%	7.4%	(0.3%)	(9.1%)
Nonoperating (income) and expenses, net [2]	$ (2.0)	(9.3)	0.2	(35.3)	8.1
Income (loss) before income taxes	$ 201.0	164.1	103.5	32.1	(128.6)
Net income (loss) [3]	$ 129.4	168.9	100.1	86.8	(129.3)
PER SHARE AMOUNTS:					
Basic earnings (loss)	$ 1.22	1.50	.86	.86	(1.45)
Diluted earnings (loss)	$ 1.20	1.48	.85	.86	(1.45)
Cash dividends declared	$ .17	-	-	-	-
Shareholders' equity - diluted	$ 4.96	4.31	3.51	3.01	1.62
OTHER FINANCIAL DATA:					
Working capital	$ 410.8	404.9	415.6	316.7	299.9
Current ratio	2.7	2.7	2.8	2.3	2.3
Total assets	$ 857.2	823.4	743.6	643.0	655.5
Long-term debt [4]	$ 9.5	9.5	9.5	19.0	184.0
Shareholders' equity	$ 537.1	493.6	412.9	303.1	144.3
Weighted average diluted shares outstanding (millions) [5]	108.3	114.4	117.5	100.7	88.9
Effective tax rate (%) [3]	35.6	(2.9)	3.3	(171.0)	(0.5)

(1) Fiscal 2013 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.

(2) Nonoperating income for fiscal 2010 included a gain of $49.6 million related to the debt transactions during the year. This gain was partially offset by $18.3 million in related expenses. Nonoperating income in fiscal 2010 also included a $10.0 million payment received as a result of a foreign litigation settlement.

(3) During the fourth quarter of fiscal 2012, the Company was able to conclude that given its improved performance, the realization of its deferred tax assets was more likely than not and accordingly reversed substantially all of its valuation allowance. In fiscal 2010, the Company recorded and received a $55.9 million tax benefit as a result of a tax law change allowing additional carryback of the Company's net operating losses. In fiscal years 2011, 2010, and 2009, the Company recorded minimal state and foreign tax provisions and provided a valuation allowance on the deferred tax asset arising during those periods.

(4) The Company's consolidated long-term debt was reduced significantly during fiscal 2011 and 2010 as a result of multiple debt transactions.

(5) The increase in shares outstanding in fiscal 2011 and 2010 was primarily the result of the Company issuing approximately 24.5 million shares of common stock related to the conversion of its convertible debt during fiscal 2010. The decrease in shares outstanding during fiscal 2012 and 2013 was primarily the result of the Company's Board approved share repurchase program. Under this program, the Company repurchased 9,498,650 and 5,822,142 shares in fiscal 2012 and 2013, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT OVERVIEW

Introduction

Pier 1 Imports, Inc is one of North America's largest specialty retailers of imported decorative home furnishings and gifts. The Company directly imports merchandise from many countries, and sells a wide variety of decorative accessories, furniture, candles, housewares, gifts and seasonal products in its stores and through the Company's website, Pier1.com. The Company conducts business as one operating segment and operates stores in the United States and Canada under the name Pier 1 Imports. As of March 2, 2013, the Company operated 1,062 stores in the United States and Canada. Fiscal 2013 consisted of a 53-week year and fiscal 2012 and 2011 were 52-week years.

In April 2012, the Company announced a new three-year growth plan designed to drive profitable top and bottom-line growth, expand market share, and increase shareholder value as the Company continues evolving into a multi-channel retailer. The plan includes building a best-in-class e-Commerce platform; strengthening the Company's infrastructure through investments in technology, processes and systems; improving the Company's store portfolio through refurbishments, remodels, new store openings and strategic relocations; investing $200 million in capital over a three-year period; and returning value to shareholders through share repurchases and quarterly cash dividends. In conjunction with the three-year growth plan, the Company established financial targets which include achieving sales per retail square foot of $225 and operating margins of at least 12% of sales by the end of fiscal 2015. The Company also expects an online sales contribution of at least 10% of total revenues by the end of fiscal 2016. During fiscal 2013, the Company delivered on a number of long-term strategic projects, which are the foundations and building blocks for long term success. One of the most significant achievements was the successful launch of its new e-Commerce enabled website, Pier1.com, at the end of July 2012. The website has a brand new, fully redesigned look, feel and functionality. Traffic to the website has increased significantly compared to last year with more than one million unique visits per week.

Fiscal 2013 total sales (on a 53-week basis) increased 11.2% and comparable store sales (on a 52-week basis) increased 7.5% compared to the prior year. The increases were primarily attributable to increases in store traffic and average ticket versus last year. Sales per retail square foot were $198 at the end of fiscal 2013, compared to $184 at the end of fiscal 2012. Management believes that the Company's sales will continue to improve as a result of its unique and special merchandise assortments and superior in-store experience.

Merchandise margins at the store level for the fiscal 2013 were 60.0% compared to 59.8% in the same period last year. Merchandise margins, including the direct-to-consumer business, were 59.8% of sales, which was flat compared to fiscal 2012. Store occupancy costs during fiscal 2013 were $276.5 million, or 16.2% of sales, compared to $265.9 million, or 17.3% of sales, during fiscal 2012. Gross profit for fiscal 2013 was 43.6% as a percentage of sales, compared to 42.5% in fiscal 2012, an improvement of 110 basis points.

Operating income for fiscal 2013 was 11.7% of sales, compared to 10.1% of sales in fiscal 2012. The year-over-year improvement was primarily due to increases in sales and merchandise margins.

The Company also continues working diligently towards completing the implementation of its new point-of-sale system. The Company commenced an all store rollout of the new point-of-sale system in March 2013 and expects to have it rolled out to all stores by summer of 2013. After the roll out is complete, the Company will begin to fully integrate its e-Commerce site with the new point-of-sale system, further strengthening the foundation on which to build its multi-channel capabilities. The Company's vision for the future, "1 Pier 1", is a multi-channel, multi-brand, fully integrated and seamless organization and shopping experience. The Company's retail store locations and e-Commerce channel will operate as mutually supportive, integrated and interdependent businesses.

Capital expenditures for the year totaled $80.4 million. Of that amount, approximately $52 million was deployed toward the opening of 22 new Pier 1 Imports stores, the refurbishment of approximately 100 locations, major remodels at four locations, the rollout of new merchandise fixtures to all stores and the implementation of other leasehold improvements and equipment. The Company's three-year growth plan includes $100 million in investments to enhance the quality of its real estate through new store openings, relocations, remodels and refurbishments. To date, the Company has refurbished 253 stores to varying degrees, of which 200 are top volume stores, and all stores have received some new fixtures. The remaining $28 million of capital spend was utilized for technology and infrastructure initiatives, including e-Commerce and the new point-of-sale system. Capital expenditures in fiscal 2014 are expected to be approximately $75 million, with approximately half allocated to stores and other leasehold improvements and the balance being deployed toward technology and infrastructure.

The Company's share repurchase program announced in October 2011 was completed in December 2012, resulting in the repurchase of approximately 5.3% of the Company's common stock outstanding. A total of 5,822,142 shares of its common stock were repurchased at a weighted average cost of $17.18 per share for a total cost of $100.0 million. As a result of the Company's continued strong financial performance during fiscal 2013, the Company's Board of Directors announced a new $100 million share repurchase program on December 13, 2012. As of March 2, 2013, no shares had been repurchased under the Company's current share repurchase program and $100 million remained available for repurchase. Subsequent to year end, the Company utilized a total of $5.0 million to repurchase 226,700 shares of the Company's common stock at a weighted average price per share, including fees, of $22.24 and as of April 23, 2013, $95.0 million remained available for repurchase under the December 2012 program. In addition, on April 4, 2013, subsequent to year end, the Company's Board of Directors declared a $0.05 per share quarterly cash dividend on the Company's outstanding shares of common stock as of April 24, 2013, which is payable on May 8, 2013.

The following discussion and analysis of financial condition, results of operations, and liquidity and capital resources should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto which can be found in Item 8 of this report.

Overview of Business

The Company's key financial and operational indicators used by management to evaluate the performance of the business include the following (trends for these indicators are explained in the comparative discussions of this section):

Key Performance Indicators	2013	2012	2011
Total sales growth	11.2%	9.8%	8.2%
Comparable stores sales growth [(1)]	7.5%	9.5%	10.9%
Sales per average retail square foot [(1)]	$ 198	$ 184	$ 168
Merchandise margins as a % of sales	59.8%	59.8%	58.6%
Gross profit as a % of sales	43.6%	42.5%	39.8%
Selling, general and administrative expenses as a % of sales	30.1%	31.0%	30.9%
Operating income as a % of sales	11.7%	10.1%	7.4%
Net income as a % of sales	7.6%	11.0%	7.2%
Total retail square footage (in thousands)	8,358	8,271	8,232
Total retail square footage increase (decline)	1.1%	0.5%	(0.7%)

(1) Includes orders placed online for store pick-up. All fiscal years were calculated on a 52-week basis.

Stores included in the comparable store sales calculation are those stores that have been open since the beginning of the preceding fiscal year. In addition, orders placed online for store pick-up were included in the calculation. Remodeled or relocated stores are included if they meet specific criteria. Those criteria include the following: the new store is within a specified distance serving the same market, no significant change in store size, and no significant overlap or gap between the closing and reopening. Such stores are included in the comparable store sales calculation in the first full month after the re-opening. If a relocated or remodeled store does not meet the above criteria, it is excluded from the calculation until it meets the Company's established definition of a comparable store.

FISCAL YEARS ENDED MARCH 2, 2013 AND FEBRUARY 25, 2012

Net Sales

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal years 2013 and 2012 were as follows (in thousands):

	2013	2012
Stores	$ 1,676,293	$ 1,518,200
Other [1]	28,592	15,411
Net sales	$ 1,704,885	$ 1,533,611

(1) Other sales consisted primarily of wholesale sales and royalties received from subsidiaries of Grupo Sanborns, S.A. de C.V., gift card breakage, and direct-to-consumer sales.

Net sales during fiscal 2013 were $1.705 billion for the 53-week period, an increase of 11.2%, from $1.534 billion for the prior fiscal year. The increase in sales for the fiscal year was comprised of the following components (in thousands):

	Net Sales
Net sales for fiscal 2012	$ 1,533,611
Incremental sales growth (decline) from:	
New stores opened during fiscal 2013 [1]	31,093
Stores opened during fiscal 2012	13,511
Comparable stores [2]	112,077
Other, including closed stores [3]	14,593
Net sales for fiscal 2013	$ 1,704,885

(1) Includes direct-to-consumer sales.

(2) Includes orders placed online for store pick-up.

(3) Includes comparable store sales for the 53rd week of fiscal 2013.

The total sales growth for fiscal 2013 was primarily the result of an increase in store traffic and average ticket compared to the prior year. Comparable store sales increased 7.5% for the year. As of March 2, 2013, the Company operated 1,062 stores in the United States and Canada, compared to 1,052 stores at the end of fiscal 2012. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations contributed to a ten basis point decrease in the comparable store calculation in fiscal 2013 compared to fiscal 2012. Sales on the Pier 1 credit card comprised 25.7% of U.S. store sales compared to 21.2% last year.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2013, 2012 and 2011 to the number open at the end of each period is as follows (openings and closings include relocated stores):

	United States	Canada	Total
Open at February 27, 2010	973	81	1,054
Openings	3	-	3
Closings	(9)	(2)	(11)
Open at February 26, 2011	967	79	1,046
Openings	13	2	15
Closings	(9)	-	(9)
Open at February 25, 2012	971	81	1,052
Openings	22	-	22
Closings	(11)	(1)	(12)
Open at March 2, 2013 [1]	982	80	1,062

[1] The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. which sells Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2013, there were 49 of these locations in Mexico and one in El Salvador. These locations are excluded from the table above.

Cost of Sales and Gross Profit

Cost of sales were 56.4% expressed as a percentage of sales in fiscal 2013, compared to 57.5% of sales in fiscal 2012. Gross profit, which is calculated by deducting store occupancy costs from merchandise margin dollars, was 43.6% expressed as a percentage of sales in fiscal 2013, compared to 42.5% a year ago. Merchandise margins at the store level for the fiscal 2013 were 60.0% compared to 59.8% in the same period last year. Merchandise margins, including the direct-to-consumer business, were 59.8% of sales this year. During fiscal 2013, the Company maintained strong input margins, which resulted from the Company's continued focus on maximizing margins through negotiating advantageous vendor costs and ensuring an efficient supply chain. In addition, the Company also continued to execute its disciplined and analytical buying strategies in an effort to maintain the right balance of regular, promotional, and clearance pricing.

Store occupancy costs during fiscal 2013 were $276.5 million or 16.2% of sales, compared to $265.9 million, or 17.3% of sales during fiscal 2012. For the fiscal year, all occupancy expenses decreased as a percentage of sales compared to last year, with the exception of property insurance which remained relatively constant. Overall, rent expense increased in dollars primarily due to the increase in new store openings, but decreased as a percentage of sales during fiscal 2013.

Operating Expenses and Depreciation

Selling, general and administrative expenses were $513.1 million, or 30.1% of sales in fiscal 2013, compared to $475.2 million, or 31.0% of sales in fiscal 2012. The 90 basis point improvement was due to the leveraging of store payroll and fixed expenses, and was slightly offset by increases in marketing expense.

Depreciation and amortization for fiscal 2013 was $31.0 million, representing an increase of $9.8 million from last year's depreciation and amortization expense of $21.2 million. This increase was primarily the result of capital expenditures in fiscal 2013, partially offset by certain assets becoming fully depreciated and store closures.

In fiscal 2013, the Company recorded operating income of $199.0 million, or 11.7% of sales, compared to $154.8 million, or 10.1% of sales, for fiscal 2012.

Nonoperating Income and Expense

Nonoperating income for fiscal 2013 was $2.0 million, compared to $9.3 million in fiscal 2012. The decrease was primarily the result of the completion of deferred gain recognition related to transactions with the Company's former proprietary credit card provider. During the second quarter of fiscal 2013, the Company reversed a portion of its reserve for uncertain income tax positions for which the statute of limitations had expired. This adjustment resulted in the reversal of $2.8 million of accrued interest expense, which partially offset the decrease in deferred gain recognition compared to the prior year.

Income Taxes

The Company recorded an effective tax rate of 35.6% and an income tax provision of $71.6 million in fiscal 2013, which included the impact of the Company reversing a portion of its reserve for uncertain income tax positions during the second quarter. During fiscal 2012, the Company recorded a benefit of $4.8 million. The increase over prior year was due to the Company reporting increased income in fiscal 2013. In addition, the Company reversed its valuation allowance during the fourth quarter of fiscal 2012 and recorded a tax benefit during the period.

Net Income

Net income in fiscal 2013 was $129.4 million, or $1.20 per share. Net income for fiscal 2012 was $168.9 million, or $1.48 per share, which included the tax benefit resulting from the change in the Company's tax valuation allowance during the fourth quarter of fiscal 2012. Before non-recurring tax benefits of $61.5 million, primarily resulting from the change in the Company's tax valuation allowance, earnings per share were $0.94 for fiscal 2012.

FISCAL YEARS ENDED FEBRUARY 25, 2012 AND FEBRUARY 26, 2011

Net Sales

Net sales consisted primarily of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal years 2012 and 2011 were as follows (in thousands):

	2012	2011
Stores	$ 1,518,200	$ 1,381,944
Other [1]	15,411	14,526
Net sales	$ 1,533,611	$ 1,396,470

(1) Other sales consisted primarily of wholesale sales and royalties received from subsidiaries of Grupo Sanborns, S.A. de C.V. and gift card breakage.

Net sales during fiscal 2012 were $1.534 billion, an increase of $137.1 million or 9.8%, from $1.396 billion for the prior fiscal year. The increase in sales for the fiscal year was comprised of the following components (in thousands):

	Net Sales
Net sales for fiscal 2011	$ 1,396,470
Incremental sales growth (decline) from:	
New stores	9,329
Comparable stores	131,008
Closed stores and other	(3,196)
Net sales for fiscal 2012	$ 1,533,611

The total sales growth for fiscal 2012 was primarily the result of an increase in traffic and average ticket compared to the prior year. As of February 25, 2012, the Company operated 1,052 stores in the United States and Canada, compared to 1,046 stores at the end of fiscal 2011. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations contributed to a 30 basis point increase in both the net sales and comparable store calculations in fiscal 2012 compared to fiscal 2011. Net sales during fiscal 2012 and the fourth quarter of fiscal 2011 included amortization of the deferred gain related to the renegotiation of the Company's propriety credit card agreement with Chase Bank USA, N.A. ("Chase") during the fourth quarter of fiscal 2011. The gain amortization in fiscal 2012 was consistent with the treatment of amounts received from Chase during the same period of fiscal 2011 for transaction level incentives. During both periods, the amounts were mostly offset by costs associated with the credit card program. As a result of its new agreement with a subsidiary of Alliance Data Systems Corporation ("ADS") during the third quarter of fiscal 2012, the Company revised the amortization period for any remaining deferred gains related to prior transactions with Chase as appropriate.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2012, 2011 and 2010 to the number open at the end of each period is as follows (openings and closings include relocated stores):

	United States	**Canada**	**Total**
Open at February 28, 2009	1,011	81	1,092
Openings	-	-	-
Closings	(38)	-	(38)
Open at February 27, 2010 (1)	973	81	1,054
Openings	3	-	3
Closings	(9)	(2)	(11)
Open at February 26, 2011	967	79	1,046
Openings	13	2	15
Closings	(9)	-	(9)
Open at February 25, 2012 (2)	971	81	1,052

(1) During the third quarter of fiscal 2010, the Company ended its relationship with Sears Roebuck de Puerto Rico, Inc. and closed all seven "store within a store" locations in Puerto Rico. These locations are excluded from the table above.

(2) The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. which sells Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2012, there were 47 of these locations in Mexico and one in El Salvador. These locations are excluded from the table above.

Gross Profit

Gross profit, which is calculated by deducting store occupancy costs from merchandise margin dollars, was 42.5% expressed as a percentage of sales in fiscal 2012, compared to 39.8% a year ago. Merchandise margins were 59.8% as a percentage of sales, an increase of 120 basis points over 58.6% in fiscal 2011. This improvement was the result of strong input margins, the right balance of regular and promotional pricing, and well-managed inventory levels.

Store occupancy costs during fiscal 2012 were $265.9 million or 17.3% of sales, compared to $262.4 million, or 18.8% of sales during fiscal 2011. Rent, property taxes, utilities and repair and maintenance expenses were all lower as a percentage of sales.

Operating Expenses and Depreciation

Selling, general and administrative expenses were $475.2 million, or 31.0% of sales in fiscal 2012, compared to $431.9 million, or 30.9% of sales in fiscal 2011. The increase was primarily due to increases in payroll resulting from the planned hiring of incremental headcount in support of e-Commerce and other growth initiatives, additional associate hours at the stores to support the higher sales volume, and additional expense for performance related pay and other items.

Depreciation and amortization for fiscal 2012 was $21.2 million, representing an increase of approximately $1.5 million from fiscal 2011. This increase was primarily the result of capital expenditures in fiscal 2012, partially offset by certain assets becoming fully depreciated and store closures.

In fiscal 2012, the Company recorded operating income of $154.8 million, or 10.1% of sales, compared to $103.7 million, or 7.4% of sales, for fiscal 2011.

Nonoperating Income and Expense

Nonoperating income for fiscal 2012 was $9.3 million, compared to expense of $0.2 million in fiscal 2011. The increase in net interest income was primarily the result of an increase in deferred gain recognition related to the renegotiation of the Company's proprietary credit card agreement with Chase during the fourth quarter of fiscal 2011. As a result of its agreement with ADS during the third quarter of fiscal 2012, the Company also revised the amortization period for any remaining deferred gains related to prior transactions with Chase as appropriate. In addition, interest expense decreased primarily as a result of a lower debt balance in fiscal 2012.

Income Taxes

The Company recorded an income tax benefit of $4.8 million in fiscal 2012 compared to a provision of $3.4 million in fiscal 2011. During the fourth quarter of fiscal 2012, the Company was able to conclude that given its improved performance, the realization of its deferred tax assets was more likely than not and accordingly reversed its valuation allowance and recorded a tax benefit during the period. This benefit was partially offset by tax expense. During fiscal 2012, the Company recognized federal income tax expense compared to only minimal amounts of state and foreign tax during fiscal 2011 due to the full valuation allowance.

Net Income

Net income in fiscal 2012 was $168.9 million, or $1.48 per share, which included the tax benefit resulting from the change in the Company's tax valuation allowance during the fourth quarter of fiscal 2012. Before non-recurring tax benefits of $61.5 million, primarily resulting from the change in the Company's tax valuation allowance, earnings per share were $0.94 for fiscal 2012. Net income for fiscal 2011 was $100.1 million, or $0.85 per share.

Net income for the fourth quarter of fiscal 2012 was $115.2 million, or $1.04 per share. Before non-recurring tax benefits of $61.5 million, primarily resulting from the change in the Company's tax valuation allowance, earnings per share were $0.48 for the fourth quarter of fiscal 2012. Net income for the fourth quarter of fiscal 2011 was $57.1 million, or $0.48 per share.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $231.6 million at the end of fiscal 2013, a decrease of $56.3 million from the fiscal 2012 year-end balance of $287.9 million. The decrease was primarily the result of the utilization of cash to support the Company's three-year growth plan, including capital expenditures of $80.4 million, $100.0 million to repurchase shares of the Company's common stock, and cash dividends of $18.0 million. These expenditures were mostly offset by cash provided by operating activities of $124.0 million.

The Company's cash and cash equivalents totaled $287.9 million at the end of fiscal 2012, a decrease of $13.6 million from the fiscal 2011 year-end balance of $301.5 million. The decrease was primarily the result of the utilization of cash to support the Company's three-year growth plan, including capital expenditures of $62.3 million and $100.0 million to repurchase shares of the Company's common stock. These expenditures were mostly offset by cash provided by operating activities of $142.2 million.

Cash Flows from Operating Activities

Operating activities provided $124.0 million of cash in fiscal 2013, primarily as a result of $129.4 million of net income, and a $5.7 million increase in income taxes payable, partially offset by a $31.6 million increase in prepaid expenses and other assets, primarily due to timing of rent payments, and a $33.6 million increase in inventory. Inventory increased 10.4% from the end of fiscal 2012 due to additional inventory to support the new e-Commerce business and slightly larger purchases of select merchandise to support higher sales in the first quarter of fiscal 2014. The Company continues to focus on strategically managing inventory levels and closely monitoring merchandise purchases to keep inventory in line with consumer demand.

During fiscal 2012, operating activities provided $142.2 million of cash, primarily as a result of $168.9 million of net income, partially offset by increases in inventory. Inventory levels at the end of fiscal 2012 were $322.5 million, an increase of $10.7 million, or 3.4%, from the end of fiscal 2011, due to increased inventory purchases to support higher sales.

Cash Flows from Investing Activities

During fiscal 2013, the Company's investing activities used $82.4 million, compared to $62.1 million during fiscal 2012. Total capital expenditures were $80.4 million, which included approximately $48.5 million for the opening of 22 new stores, four major remodels, new merchandise fixtures and lighting, and other leasehold improvements and equipment. The Company also invested in the build-out of the e-Commerce fulfillment space located in one of the Company's distribution centers. The remaining capital expenditures were for technology and infrastructure initiatives, including e-Commerce and the new point-of-sale system.

During fiscal 2012, the Company's investing activities used $62.1 million, compared to $13.7 million during fiscal 2011, primarily as a result of increased capital expenditures during fiscal 2012. Capital expenditures were $62.3 million in fiscal 2012, and consisted primarily of $33.8 million for new and existing stores. The majority of the remaining capital expenditures were for information systems enhancements.

Cash Flows from Financing Activities

Financing activities for fiscal 2013 used $97.9 million, primarily related to the Company using $100.0 million to repurchase the Company's common stock and paying quarterly cash dividends of $0.04 per share per quarter for the first three quarters and $0.05 per share for the fourth quarter of fiscal 2013, totaling $18.0 million. The cash outflows were partially offset by the receipt of $20.1 million in proceeds related primarily to employee stock option exercises and the Company's employee stock purchase plan.

For fiscal 2012, financing activities used $93.8 million, compared to $21.1 million in fiscal 2011. The increased utilization of cash for financing activities during fiscal 2012 primarily related to the Company using $100.0 million to repurchase shares of the Company's common stock and $3.1 million in debt issuance costs for an amendment to the Company's secured credit facility. The cash outflows were offset by the receipt of $9.3 million in proceeds related primarily to employee stock option exercises and the Company's employee stock purchase plan.

Secured Credit Facility

The Company has a $300 million credit facility with a $100 million accordion feature. This facility matures in April 2016 and is secured by the Company's eligible merchandise and third-party credit card receivables. As of March 2, 2013, the Company had no outstanding borrowings under this facility and had approximately $41.5 million in letters of credit and bankers acceptances outstanding. The calculated borrowing base was $300 million, of which approximately $258.5 million remained available for additional borrowings. At the end of fiscal 2013, the Company was in compliance with all required covenants stated in the agreement.

The Company's secured credit facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. The Company will not be restricted from paying certain dividends unless credit extensions on the line result in availability over a specified period of time that is projected to be less than 20% of the lesser of either $300 million or the calculated borrowing base, subject to the Company meeting a fixed charge coverage requirement when availability over the same specified period of time is projected to be less than 50% of the lesser of either $300 million or the calculated borrowing base. *See Note 4 to the Notes to Consolidated Financial Statements for further discussion of the Company's secured credit facility.*

Share Repurchase Program

During fiscal 2013, the Company repurchased approximately 5.3% of the Company's common stock outstanding under the share repurchase program approved by the Board in October 2011. A total of 5,822,142 shares of its common stock were repurchased at a weighted average cost of $17.18 per share for a total cost of $100.0 million. On December 13, 2012, the Company's Board of Directors announced a new $100 million share repurchase program. As of March 2, 2013, no shares had been repurchased under the new program and $100 million remained available for share repurchase. The timing of the repurchases will depend on several factors including, among others, prevailing market conditions and prices.

During fiscal 2012, the Company repurchased approximately 8% of the Company's common stock outstanding under a Board approved share repurchase program. A total of 9,498,650 shares of its common stock were repurchased at a weighted average cost of $10.53 per share for a total cost of $100.0 million.

Dividends Payable

On April 4, 2013, subsequent to year end, the Company's Board of Directors declared a $0.05 per share quarterly cash dividend on the Company's outstanding shares of common stock. The $0.05 quarterly cash dividend will be paid on May 8, 2013 to shareholders of record on April 24, 2013.

Contractual Obligations

A summary of the Company's contractual obligations and other commercial commitments as of March 2, 2013 is listed below (in thousands):

		Amount of Commitment per Period			
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$ 1,098,514	$ 224,430	$ 352,321	$ 233,406	$ 288,357
Assets retirement obligation	3,165	432	1,059	990	684
Purchase obligations [1]	218,131	218,131	-	-	-
Standby letters of credit [2]	28,957	28,957	-	-	-
Industrial revenue bonds [2]	9,500	-	-	-	9,500
Interest on industrial revenue bonds [3]	196	14	29	29	124
Interest and related fees on secured credit facility [4]	5,172	1,671	3,341	160	-
Other obligations [5] [6]	49,025	3,465	18,474	4,042	23,044
Total	$ 1,412,660	$ 477,100	$ 375,224	$ 238,627	$ 321,709

(1) As of March 2, 2013, the Company had approximately $218.1 million of outstanding purchase orders, which were primarily related to merchandise inventory, and included $2.8 million in merchandise letters of credit and bankers' acceptances. Such orders are generally cancelable at the discretion of the Company until the order has been shipped. The table above excludes certain executory contracts for goods and services that tend to be recurring in nature and similar in amount year over year.

(2) The Company also has an outstanding standby letter of credit totaling $9.7 million related to the Company's industrial revenue bonds. This amount is excluded from the table above as it is not incremental to the Company's total outstanding commitments.

(3) The interest rates on the Company's industrial revenue bonds are variable and reset weekly. The estimated interest payments included in the table were calculated based upon the rate in effect at fiscal 2013 year end and exclude fees for the related standby letter of credit which are included elsewhere in this table.

(4) Represents estimated commitment fees for trade and standby letters of credit, and unused fees on the Company's $300 million secured credit facility. Fees are calculated based upon balances at fiscal 2013 year end and the applicable rates in effect under the terms of the Company's $300 million secured credit facility.

(5) Other obligations include the Company's liability under various unfunded retirement plans. *See Note 5 of the Notes to Consolidated Financial Statements for further discussion of the Company's employee benefit plans.*

(6) Excluded from this table, but recorded on the Company's balance sheet, is the portion of reserves for uncertain tax positions of $1.4 million for which the Company is not reasonably able to estimate when or if cash settlement with the respective taxing authority will occur.

The present value of the Company's minimum future operating lease commitments discounted at 10% was $798.7 million at fiscal 2013 year end, compared to $638.6 million at fiscal 2012 year end. As part of the sale of the Company's home office building and accompanying land during fiscal 2009, the Company entered into a lease agreement to rent office space in the building. The lease was amended on January 28, 2013 to increase the Company's leaseable square footage and to extend the term of the lease to expire on June 30, 2022. The lease includes one option to extend the lease by five years. The Company plans to fund its lease commitments from cash generated from the operations of the Company and, if needed, from borrowings on its secured credit facility.

The Company has an umbrella trust, currently consisting of five sub-trusts, which was established for the purpose of setting aside funds to be used to settle certain benefit plan obligations. Two of the sub-trusts are restricted to satisfy obligations to certain participants in the Company's supplemental retirement plans. These trusts consisted of interest bearing investments of less than $0.1 million at both March 2, 2013 and February 25, 2012, and were included in other noncurrent assets. The remaining three sub-trusts are restricted to meet the funding requirements of the Company's non-qualified deferred compensation plans. These trusts' assets consisted of investments totaling $3.7 million and $1.2 million at March 2, 2013 and February 25, 2012, respectively, and were included in other noncurrent assets. The investments were held in money market funds and mutual funds and are stated at fair value. Some of these trusts also own and are the beneficiaries of life insurance policies with cash surrender values of approximately $6.6 million at March 2, 2013 and death benefits of approximately $13.1 million. In addition, the Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. The cash surrender value of these unrestricted policies was approximately $17.6 million at March 2, 2013, and was included in other noncurrent assets. These policies had a death benefit of approximately $26.0 million at March 2, 2013. At the discretion of the Board of Directors, contributions of cash or unrestricted life insurance policies could be made to the trusts.

Sources of Working Capital

The Company's sources of working capital for fiscal 2013 were primarily from operations. The Company has a variety of sources for liquidity, which include available cash balances and available lines of credit. The Company's current plans for fiscal 2014 include a capital expenditure budget of approximately $75 million, cash dividends and share repurchases as discussed above. The Company does not presently anticipate any other significant cash outflows in fiscal 2014 other than those discussed herein or those occurring in the normal course of business.

The Company's key drivers of cash flows are sales, management of inventory levels, vendor payment terms, management of expenses, and capital expenditures. The Company's focus remains on making conservative inventory purchases, managing those inventories, and continuing to evolve the Company's merchandise offering while at the same time maximizing its revenues, seeking out ways to make its cost base more efficient and effective and preserving liquidity. While there can be no assurance that the Company will sustain positive cash flows or profitability over the long-term, given the Company's cash position and the various liquidity options available, the Company believes it has sufficient liquidity to fund its obligations, capital expenditure requirements, cash dividends and share repurchases through fiscal 2014.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases, letters of credit and purchase obligations discussed above, the Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Historically, actual results have not varied materially from the Company's estimates, with the exception of the early retirement of participants in its defined benefit plans, and income taxes as discussed below. The Company does not currently anticipate a significant change in its assumptions related to these estimates. Actual results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies can be found in *Note 1 of the Notes to Consolidated Financial Statements*. The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to the Company's financial statements. Unless specifically addressed below, the Company does not believe that its critical accounting policies are subject to market risk exposure that would be considered material, and, as a result, has not provided a sensitivity analysis. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenue recognition – The Company recognizes revenue from retail sales, net of sales tax and third-party credit card fees, upon customer receipt or delivery of merchandise. The Company records an allowance for estimated merchandise returns based upon historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

Gift cards – Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates or if regulations change, actual gift card breakage may differ from the amounts recorded. For all periods presented, estimated gift card breakage was recognized 30 months after the original issuance and was $4.3 million, $3.8 million, and $4.2 million in fiscal 2013, 2012, and 2011, respectively.

Inventories – The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using vendor invoices, the cost of warehousing and transporting product to the stores and other direct costs associated with purchasing products. Carrying values of inventory are analyzed and to the extent that the cost of inventory exceeds the expected selling prices less reasonable costs to sell, provisions are made to reduce the carrying amount of the inventory. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to sell such merchandise. Markdowns are recorded to reduce the retail price of such slow-moving merchandise as needed. Since the determination of carrying values of inventory involves both estimation and judgment with regard to market values and reasonable costs to sell, differences in these estimates could result in ultimate valuations that differ from the recorded asset. The majority of inventory purchases and commitments are made in U.S. dollars in order to limit the Company's exposure to foreign currency fluctuations.

The Company recognizes known inventory losses, shortages and damages when incurred and makes a provision for estimated shrinkage. The amount of the provision is estimated based on historical experience from the results of its physical inventories. Inventory is physically counted at substantially all locations at least once in each 12-month period, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during each period presented in the financial statements. Although inventory shrinkage rates have not fluctuated significantly in recent years, should actual rates differ from the Company's estimates, revisions to the inventory shrinkage expense may be required.

Insurance provision – The Company maintains insurance for workers' compensation and general liability claims with deductibles of $1,000,000 per occurrence. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims loss development factors as well as information obtained from and projections made by the Company's broker, actuary, insurance carriers and third party claims administrators. The recorded liabilities for workers' compensation and general liability claims include claims occurring in prior years but not yet settled and reserves for fees. The recorded liability for workers' compensation claims and fees was $21.4 million and $17.4 million at March 2, 2013 and February 25, 2012, respectively. The recorded liability for general liability claims and fees was $5.9 million and $6.0 million at March 2, 2013 and February 25, 2012, respectively.

The assumptions made in determining the above estimates are reviewed monthly and the liability adjusted accordingly as new facts are developed. Changes in circumstances and conditions affecting the assumptions used in determining the liabilities could cause actual results to differ from the Company's recorded amounts.

Defined benefit plans – The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs.

Stock-based compensation – For restricted stock awards, compensation expense is measured and recorded using the closing price of the Company's stock on the date of grant. If the date of grant occurs on a day when the Company's stock is not traded, then the closing price on the last trading day before the date of grant is used. Restricted stock grants include time-based and performance-based shares. The time-based awards typically vest ratably over a three-year period beginning on the first anniversary of the grant date provided that the participant is employed on the vesting date. The total fair market value of the grant of the restricted stock shares is expensed over the requisite service period. A portion of the performance-based shares vests upon the Company satisfying certain performance targets. Performance based shares are considered granted for accounting purposes on the date the performance targets are set, and the fair market value at that date is expensed over the requisite service period. The remaining performance-based shares are based on a market condition and will vest if certain annual equivalent returns of total shareholder return targets are achieved in comparison to a peer group. The fair value for these performance-based shares was determined using a lattice valuation model in accordance with accounting guidelines, and will be expensed on a straight-line basis over the performance period.

Income taxes – The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheets and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. In assessing the need for a valuation allowance, all available evidence is considered including past operating results, estimates of future income, and tax planning strategies. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for uncertain tax benefits for foreign and domestic tax audits. The timing of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. If different assumptions had been used, the Company's tax expense or benefit, assets and liabilities could have varied from recorded amounts. If actual results differ from estimated results or if the Company adjusts these assumptions in the future, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years. However, the Company's management cannot be certain of the effect inflation may have on the Company's operations in the future.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. Collectively, the Company's exposure to market risk factors is not significant and has not materially changed from February 25, 2012.

Foreign Currency Risk

Though the majority of the Company's inventory purchases are made in U.S. dollars in order to limit its exposure to foreign currency fluctuations, the Company, from time to time, enters into forward foreign currency exchange contracts. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies, primarily euros. The Company operates stores in Canada and is subject to fluctuations in currency conversion rates related to those operations. On occasion, the Company may consider utilizing contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations as such contracts are not designated as hedges under the applicable accounting guidance. Forward contracts that hedge merchandise purchases generally have maturities not exceeding six months. Changes in the fair value and settlement of these forwards are included in cost of sales and the impact was immaterial. At March 2, 2013, there were no material outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds.

Interest Rate Risk

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The interest rate exposure on the Company's secured credit facility and industrial revenue bonds is based upon variable interest rates and therefore is affected by changes in market interest rates. As of March 2, 2013, the Company had $9.5 million in long-term debt outstanding related to its industrial revenue bonds and no cash borrowings outstanding on its secured credit facility. A hypothetical 10% adverse change in the interest rates applicable to either or both of these variable rate instruments would have a negligible impact on the Company's earnings and cash flows.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of March 2, 2013 and February 25, 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 2, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at March 2, 2013 and February 25, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 2, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pier 1 Imports, Inc.'s internal control over financial reporting as of March 2, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
April 30, 2013

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year Ended		
	2013	2012	2011
Net sales	$ 1,704,885	$ 1,533,611	$ 1,396,470
Cost of sales	961,826	882,449	841,083
Gross profit	743,059	651,162	555,387
Selling, general and administrative expenses	513,085	475,162	431,900
Depreciation and amortization	30,988	21,240	19,739
Operating income	198,986	154,760	103,748
Nonoperating (income) and expenses:			
Interest, investment income and other	(2,757)	(12,434)	(5,164)
Interest expense	743	3,087	5,368
	(2,014)	(9,347)	204
Income before income taxes	201,000	164,107	103,544
Income tax provision (benefit)	71,556	(4,831)	3,419
Net income	$ 129,444	$ 168,938	$ 100,125
Earnings per share:			
Basic	$ 1.22	$ 1.50	$ 0.86
Diluted	$ 1.20	$ 1.48	$ 0.85
Average shares outstanding during period:			
Basic	106,222	112,534	116,466
Diluted	108,259	114,390	117,484

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Twelve Months Ended		
	March 2, 2013	February 25, 2012	February 26, 2011
Net income	$ 129,444	$ 168,938	$ 100,125
Other comprehensive income (loss)			
Foreign currency translation adjustments	(918)	(2,050)	1,841
Pension adjustments	563	(1,639)	(1,926)
Other comprehensive loss, net of tax	(355)	(3,689)	(85)
Comprehensive income	$ 129,089	$ 165,249	$ 100,040

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands except share amounts)

	March 2, 2013	February 25, 2012
ASSETS		
Current assets:		
Cash and cash equivalents, including temporary investments of $191,568 and $248,624, respectively	$ 231,556	$ 287,868
Accounts receivable, net of allowance for doubtful accounts of $497 and $502, respectively	22,309	16,282
Inventories	356,053	322,482
Prepaid expenses and other current assets	49,016	23,682
Total current assets	658,934	650,314
Properties, net	150,615	103,640
Other noncurrent assets	47,666	69,409
	$ 857,215	$ 823,363
LIABILITES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 58,701	$ 63,827
Gift cards and other deferred revenue	51,740	53,123
Accrued income taxes payable	25,249	16,759
Other accrued liabilities	112,437	111,679
Total current liabilities	248,127	245,388
Long-term debt	9,500	9,500
Other noncurrent liabilities	62,457	74,832
Shareholders' equity:		
Common stock, $0.001 par, 500,000,000 shares authorized 125,232,000 issued	125	125
Paid-in capital	233,518	231,919
Retained earnings	574,206	462,751
Cumulative other comprehensive loss	(4,828)	(4,473)
Less - 18,906,000 and 15,512,000 common shares in treasury, at cost, respectively	(265,890)	(196,679)
	537,131	493,643
Commitments and contingencies	-	-
	$ 857,215	$ 823,363

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended		
	2013	2012	2011
Cash flow from operating activities:			
Net income	$ 129,444	$ 168,938	$ 100,125
Adjustments to reconcile to net cash provided by (used in) operating activities:			
Depreciation and amortization	38,431	30,949	33,806
Stock-based compensation expense	12,337	6,199	4,706
Deferred compensation	6,192	5,612	4,237
Deferred income taxes	19,928	(41,915)	-
Amortization of credit card deferred revenue	(2,986)	(22,706)	(2,855)
Amortization of deferred gains	(3,931)	(13,938)	(8,498)
Change in reserve for uncertain tax positions	(6,252)	629	905
Other	(2,087)	3,888	4,935
Change in cash from:			
Inventories	(33,571)	(10,712)	1,726
Proprietary credit card receivables	(2,019)	171	100
Prepaid expenses and other assets	(31,620)	(8,245)	(8,050)
Proceeds from an adjustment to the proprietary credit card agreement	-	-	28,326
Accounts payable and accrued expenses	(5,516)	6,824	(8,112)
Accrued income taxes payable, net of payments	5,699	16,527	(2,966)
Net cash provided by operating activities	124,049	142,221	148,385
Cash flow from investing activities:			
Capital expenditures	(80,363)	(62,316)	(31,049)
Proceeds from disposition of properties	217	1,350	11,146
Proceeds from sale of restricted investments	1,290	471	3,876
Purchase of restricted investments	(3,567)	(1,575)	(3,944)
Collection of note receivable	-	-	6,250
Net cash used in investing activities	(82,423)	(62,070)	(13,721)
Cash flow from financing activities:			
Cash dividends	(17,989)	-	-
Purchases of treasury stock	(100,000)	(100,000)	-
Proceeds from stock options exercised, stock purchase plan and other, net	20,051	9,343	4,972
Repayment of long-term debt	-	-	(26,077)
Debt issuance costs	-	(3,097)	-
Net cash used in financing activities	(97,938)	(93,754)	(21,105)
Change in cash and cash equivalents	(56,312)	(13,603)	113,559
Cash and cash equivalents at beginning of period	287,868	301,471	187,912
Cash and cash equivalents at end of period	$ 231,556	$ 287,868	$ 301,471
Supplemental cash flow information:			
Interest paid	$ 3,563	$ 4,812	$ 6,015
Income taxes paid	$ 43,740	$ 18,751	$ 7,342

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

	Common Stock				Cumulative Other		Total
	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Shareholders' Equity
Balance February 27, 2010	115,587	$ 125	$ 264,477	$ 193,688	$ (699)	$ (154,457)	$ 303,134
Net income		-	-	100,125	-	-	100,125
Other comprehensive income	-	-	-	-	(85)		(85)
Stock-based compensation expense	979	-	(10,970)	-	-	15,676	4,706
Exercise of stock options, directors deferred, stock purchase plan and other	918	-	(10,456)	-	-	15,428	4,972
Balance February 26, 2011	117,484	$ 125	$ 243,051	$ 293,813	$ (784)	$ (123,353)	$ 412,852
Net income		-	-	168,938	-	-	168,938
Other comprehensive income	-	-	-	-	(3,689)	-	(3,689)
Purchases of treasury stock	(9,499)	-	-	-	-	(100,000)	(100,000)
Stock-based compensation expense	820	-	(6,859)	-	-	13,058	6,199
Exercise of stock options, stock purchase plan, and other	915	-	(4,273)	-	-	13,616	9,343
Balance February 25, 2012	109,720	$ 125	$ 231,919	$ 462,751	$ (4,473)	$ (196,679)	$ 493,643
Net income		-	-	129,444	-	-	129,444
Other comprehensive income	-	-	-	-	(355)	-	(355)
Purchases of treasury stock	(5,822)	-	-	-	-	(100,000)	(100,000)
Stock-based compensation expense	809	-	2,128	-	-	10,209	12,337
Exercise of stock options, stock purchase plan, and other	1,619	-	(529)	-	-	20,580	20,051
Cash dividends ($.17 per share)	-	-	-	(17,989)	-	-	(17,989)
Balance March 2, 2013	106,326	$ 125	$ 233,518	$ 574,206	$ (4,828)	$ (265,890)	$ 537,131

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is a global importer and is one of North America's largest specialty retailers of imported decorative home furnishings and gifts, with retail stores located in the United States and Canada. Additionally, the Company has merchandise primarily in "store within a store" locations in Mexico and El Salvador that are operated by Sears Operadora de Mexico, S.A. de C.V. and Corporacion de Tiendas Internationales, S.A. de C.V., respectively. During fiscal 2013, the Company executed the launch of its new e-Commerce enabled website, Pier1.com.

Basis of consolidation – The consolidated financial statements of the Company include the accounts of all subsidiary companies, and all intercompany transactions and balances have been eliminated.

Segment information – The Company is a specialty retailer that offers a broad range of products in its stores and on its website and conducts business as one operating segment. The Company's domestic operations provided 91.4%, 91.1% and 90.5% of its net sales, with 7.9%, 8.2% and 8.8% provided by stores in Canada, and the remainder from royalties primarily received from Sears Operadora de Mexico S.A. de C.V. during fiscal 2013, 2012 and 2011, respectively. As of March 2, 2013, February 25, 2012 and February 26, 2011, $5,344,000, $5,061,000 and $1,709,000, respectively, of the Company's long-lived assets were located in Canada. There were no long-lived assets in Mexico or El Salvador during any period.

Use of estimates – Preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications – Certain reclassifications have been made in the prior years' consolidated statements of cash flows to conform to the fiscal 2013 presentation. These reclassifications had no effect on the major categories within the cash flow statement.

Fiscal periods – The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday closest to February 28th. Fiscal 2013 ended March 2, 2013, fiscal 2012 ended February 25, 2012 and fiscal 2011 ended February 26, 2011. Fiscal 2013 consisted of a 53-week year and fiscal 2012 and 2011 were 52-week years.

Cash and cash equivalents, including temporary investments – The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents, except for those investments that are restricted and have been set aside in a trust to satisfy retirement obligations and are classified as non-current assets. As of March 2, 2013 and February 25, 2012, the Company's short-term investments classified as cash equivalents included investments in money market mutual funds totaling $191,568,000 and $248,624,000, respectively. The effect of foreign currency exchange rate fluctuations on cash was not material.

Translation of foreign currencies – Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in other comprehensive income (loss). As of March 2, 2013, February 25, 2012 and February 26, 2011, the Company had cumulative other comprehensive income (loss) balances of ($1,304,000), ($386,000) and $1,664,000, respectively, related to cumulative translation adjustments. The adjustments for currency translation during fiscal 2013, 2012 and 2011 resulted in other comprehensive income (loss), net of tax, as applicable, of ($918,000), ($2,050,000) and $1,841,000, respectively. Taxes on the portion of its cumulative currency translation adjustment considered not to be permanently reinvested abroad were insignificant in fiscal 2013, 2012 and 2011.

Concentrations of risk – The Company has risk of concentration with respect to sourcing the Company's inventory purchases. However, the Company believes alternative merchandise sources could be procured over a reasonable period of time. Pier 1 Imports sells merchandise imported from many countries, with approximately 58.6% of its sales derived from merchandise produced in China, approximately 12.8% derived from merchandise produced in India, and approximately 19.3% collectively derived from merchandise produced in Vietnam, Indonesia, and the United States. The remaining sales were from merchandise produced in various other countries around the world.

Financial instruments – The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. There were no assets or liabilities with a fair value significantly different from the recorded value as of March 2, 2013 or February 25, 2012.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

From time to time, the Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased to cover a portion of commitments to buy merchandise for resale. The Company also, on occasion, uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. At March 2, 2013 and February 25, 2012, there were no material outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds. For financial accounting purposes, the Company does not designate such contracts as hedges. Thus, changes in the fair value of both types of forward contracts would be included in the Company's consolidated statements of operations. The changes in fair value and settlement of these contracts were not material and were included in cost of sales for forwards related to merchandise purchases, and in selling, general and administrative expense for the contracts associated with the repatriation of Canadian funds.

When the Company enters into forward foreign currency exchange contracts, it enters into them with major financial institutions and monitors its positions with, and the credit quality of, these counterparties to such financial instruments.

Accounts Receivable – The Company's accounts receivable are stated at carrying value less an allowance for doubtful accounts. These receivables consist largely of third-party credit card receivables for which collection is reasonably assured. The remaining receivables are periodically evaluated for collectability, and an allowance for doubtful accounts is recorded as appropriate.

Inventories – The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using vendor invoices, the cost of warehousing and transporting merchandise to the stores and other direct costs associated with purchasing merchandise.

The Company recognizes known inventory losses, shortages and damages when incurred and maintains a reserve for estimated shrinkage since the last physical count, when actual shrinkage was recorded. The reserves for estimated shrinkage at the end of fiscal 2013 and 2012 were $7,156,000 and $7,016,000, respectively.

Properties, maintenance and repairs – Buildings, equipment, furniture and fixtures, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally thirty years for buildings and three to ten years for equipment, furniture and fixtures. Depreciation of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation related to the Company's distribution centers is included in cost of sales. All other depreciation costs are included in depreciation and amortization and were $30,988,000, $21,240,000 and $19,739,000 in fiscal 2013, 2012 and 2011, respectively.

Expenditures for maintenance, repairs and renewals that do not materially prolong the original useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

Long-lived assets are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that their carrying values may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. Impairment, if any, is recorded in the period in which the impairment occurred. The Company recorded no impairment charges in fiscal 2013 and 2012, and $0.5 million in impairment charges in fiscal 2011. Impairment charges were included in selling, general and administrative expenses.

Insurance provision – The Company maintains insurance for workers' compensation and general liability claims with deductibles of $1,000,000 per occurrence. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims loss development factors as well as information obtained from and projections made by the Company's broker, actuary, insurance carriers and third party claims administrators. The recorded liabilities for workers' compensation and general liability claims include claims occurring in prior years but not yet settled and reserves for fees. The recorded liability for workers' compensation claims and fees was $21,356,000 and $17,363,000 at March 2, 2013 and February 25, 2012, respectively. The recorded liability for general liability claims and fees was $5,916,000 and $5,977,000 at March 2, 2013 and February 25, 2012, respectively.

Revenue recognition – Revenue is recognized upon customer receipt or delivery for retail sales. A reserve has been established for estimated merchandise returns based upon historical experience and other known factors. The reserves for estimated merchandise returns at the end of fiscal 2013 and 2012 were $2,927,000 and $2,570,000, respectively. The Company's revenues are reported net of discounts and returns, net of sales tax and third-party credit card fees, and include wholesale sales and royalties received from Sears Operadora de Mexico S.A. de C.V. and Corporacion de Tiendas Internationales, S.A. de C.V. Amounts billed to customers for shipping and handling are included in net sales.

Cost of sales – Cost of sales includes the cost of the merchandise, buying expenses, costs related to the Company's distribution network (including depreciation), and store occupancy expenses. The costs incurred by the Company for shipping and handling are recorded in cost of sales.

Gift cards – Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates or if regulations change, actual gift card breakage may differ from the amounts recorded. For all periods presented, estimated gift card breakage was recognized 30 months after the original issuance and was $4,348,000, $3,785,000 and $4,169,000 in fiscal 2013, 2012 and 2011, respectively.

Leases – The Company leases certain property consisting principally of retail stores, warehouses, its home office and material handling and office equipment under operating leases expiring through fiscal 2029. Most retail store locations were leased for primary terms of ten years with varying renewal options and rent escalation clauses. Escalations occurring during the primary terms of the leases are included in the calculation of the minimum lease payments, and the rent expense related to these leases is recognized on a straight-line basis over this lease term, including free rent periods prior to the opening of its stores. The portion of rent expense applicable to a store before opening is included in selling, general and administrative expenses. Once opened for business, rent expense is included in cost of sales. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. This additional rent is accrued when it appears that the sales will exceed the specified base. Construction allowances received from landlords are initially recorded as lease liabilities and amortized as a reduction of rental expense over the primary lease term.

Advertising costs – Advertising production costs are expensed the first time the advertising takes place. Advertising costs were $71,214,000, $62,405,000 and $55,723,000 in fiscal 2013, 2012 and 2011, respectively. Prepaid advertising at the end of fiscal years 2013 and 2012 was $2,426,000 and $2,008,000, respectively.

Defined benefit plans – The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation increase rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs. In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs in the statement of operations, but recognized in future years over the remaining average service period of plan participants. *See Note 5 of the Notes to Consolidated Financial Statements for further discussion.*

Income taxes – The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheet and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. In assessing the need for a valuation allowance, all available evidence is considered including past operating results, estimates of future income, and tax planning strategies. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records estimated reserves for uncertain tax benefits for foreign and domestic tax audits. However, negotiations with taxing authorities may yield results different from those currently estimated. *See Note 8 of the Notes to Consolidated Financial Statements for further discussion.*

Earnings per share – Basic earnings per share amounts were determined by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, and have included the effect, if dilutive, of the Company's weighted average number of stock options outstanding and shares of unvested restricted stock.

Earnings per share amounts were calculated as follows (in thousands except per share amounts):

	2013	2012	2011
Net Income	$ 129,444	$ 168,938	$ 100,125
Weighted average shares outstanding:			
Basic	106,222	112,534	116,466
Effect of dilutive stock options	1,337	1,214	454
Effect of dilutive restricted stock	700	642	564
Diluted	108,259	114,390	117,484
Earnings per share:			
Basic	$ 1.22	$ 1.50	$ 0.86
Diluted	$ 1.20	$ 1.48	$ 0.85

A total of 961,575, 2,968,250 and 3,903,875 outstanding stock options and shares of unvested restricted stock were excluded from the computation of the fiscal 2013, 2012 and 2011 earnings per share, respectively, as the effect would be antidilutive.

Stock-based compensation – The Company's stock-based compensation relates to stock options, restricted stock awards and director deferred stock units. Accounting guidance requires all companies to measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted. Compensation expense is recognized for any unvested stock option awards and restricted stock awards on a straight-line basis or ratably over the requisite service period. Stock option exercise prices equal the fair market value of the shares on the date of the grant. The fair value of stock options is calculated using a Black-Scholes option pricing model. For time-based and certain performance-based restricted stock awards, compensation expense is measured and recorded using the closing price of the Company's stock on the date of grant. If the date of grant for stock options or restricted stock awards occurs on a day when the Company's stock is not traded, the closing price on the last trading day before the date of grant is used. A portion of the performance-based shares vests upon the Company satisfying certain performance targets. The Company records compensation expense for these awards with a performance condition when it is probable that the condition will be achieved. The compensation expense ultimately recognized, if any, related to these awards will equal the grant date fair value for the number of shares for which the performance condition has been satisfied. The remaining performance-based shares are based on a market condition and will vest if certain annual equivalent returns of total shareholder return targets are achieved in comparison to a peer group. The fair value for these performance-based shares was determined using a lattice valuation model in accordance with accounting guidelines.

The Company estimates forfeitures based on its historical forfeiture experience, and adjusts forfeiture estimates based on actual forfeiture experience for all awards with service conditions. The effect of any forfeiture adjustments was insignificant.

Adoption of new accounting standards – In June 2011, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2011-05, "*Comprehensive Income (Topic 220): Presentation of Comprehensive Income,*" which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. The Company adopted ASU 2011-05 in the first quarter of fiscal 2013 and included two separate but consecutive statements.

NOTE 2 – PROPERTIES

Properties are summarized as follows at March 2, 2013 and February 25, 2012 (in thousands):

	2013	2012
Land	$ 4,256	$ 4,256
Buildings	12,394	12,396
Equipment, furniture, fixtures and other	306,094	277,247
Leasehold improvements	192,562	176,069
Computer software	112,755	87,821
Projects in progress	5,621	7,241
	633,682	565,030
Less accumulated depreciation and amortization	483,067	461,390
Properties, net	$ 150,615	$ 103,640

NOTE 3 – OTHER ACCRUED LIABILITIES AND NONCURRENT LIABILITIES

The following is a summary of other accrued liabilities and noncurrent liabilities at March 2, 2013 and February 25, 2012 (in thousands):

	2013	2012
Accrued payroll and other employee-related liabilities	$ 60,867	$ 65,758
Accrued taxes, other than income	22,608	19,965
Rent-related liabilities	9,973	10,064
Other	18,989	15,892
Other accrued liabilities	$ 112,437	$ 111,679
Rent-related liabilities	$ 18,057	$ 19,090
Deferred gains	4,788	7,574
Retirement benefits	37,502	31,754
Other	2,110	16,414
Other noncurrent liabilities	$ 62,457	$ 74,832

NOTE 4 – LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt consisted entirely of industrial revenue bonds at March 2, 2013 and February 25, 2012. The Company's industrial revenue bond loan agreements have been outstanding since fiscal 1987. Proceeds were used to construct warehouse/distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. During fiscal 2011, the Company repaid $9,500,000 of industrial revenue bonds related to the distribution center near Chicago, Illinois with proceeds received from the sale of that facility earlier in the year. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average effective interest rate, including standby letter of credit fees, was 2.4%, 2.7% and 3.8% for fiscal 2013, 2012 and 2011, respectively.

In February 2006, the Company issued $165,000,000 of convertible debt. As of the end of fiscal 2011, all remaining convertible debt and any accrued interest were paid in full. As of March 2, 2013 and February 25, 2012, the Company had no outstanding convertible debt.

The Company has a $300,000,000 secured credit facility with a $100,000,000 accordion feature. Provided that there is no default and no default would occur as a result thereof, the Company may request that the facility be increased to an amount not to exceed $400,000,000. This facility matures in April 2016 and is secured by the Company's eligible merchandise inventory and third-party credit card receivables. At the Company's option, borrowings will bear interest, payable quarterly or, if earlier, at the end of each interest period, at either (a) the LIBOR rate plus a spread varying from 175 to 225 basis points per year, depending on the amount then borrowed under the facility, or (b) the prime rate plus a spread varying from 75 to 125 basis points per year, depending on the amount then borrowed under the facility The Company pays a fee ranging from 175 to 225 basis points per year for standby letters of credit depending on the average daily availability as defined by the agreement, 87.5 to 112.5 basis points per year for trade letters of credit, and a commitment fee of 37.5 basis points per year for any unused amounts. As of March 2, 2013, the fee for standby letters of credit was 175 basis points per year and 87.5 basis points per year for trade letters of credit. In addition, the Company will pay, when applicable, letter of credit fronting fees on the amount of letters of credit outstanding.

The facility includes a requirement that the Company maintain minimum availability equal to the greater of 10% of the line cap, as defined by the facility, or $20,000,000. The Company's secured credit facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. The Company will not be restricted from paying certain dividends unless credit extensions on the line result in availability over a specified period of time that is projected to be less than 20% of the lesser of either $300,000,000 or the calculated borrowing base, subject to the Company meeting a fixed charge coverage requirement when availability over the same specified period of time is projected to be less than 50% of the lesser of either $300,000,000 or the calculated borrowing base.

During fiscal 2013, 2012 and 2011, the Company had no cash borrowings under this facility. As of March 2, 2013, the Company's borrowing base, as defined by the agreement, was $300,000,000. This borrowing base calculation was subject to advance rates and commercially reasonable availability reserves. As of March 2, 2013, the Company utilized approximately $41,471,000 in letters of credit and bankers' acceptances against the secured credit facility. Of the outstanding balance, approximately $2,800,000 related to trade letters of credit and bankers acceptances for merchandise purchases, $19,975,000 related to a standby letter of credit for the Company's workers' compensation and general liability insurance policies, $9,715,000 related to a standby letter of credit related to the Company's industrial revenue bonds, and $8,981,000 related to other miscellaneous standby letters of credit. After excluding the $41,471,000 in utilized letters of credit and bankers' acceptances from the borrowing base, $258,529,000 remained available for cash borrowings.

NOTE 5 – EMPLOYEE BENEFIT PLANS

The Company offers a qualified defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. During fiscal 2013, 2012 and 2011, employees contributing 1% to 5% of their compensation received a matching Company contribution of up to 3%. Company contributions to the plan were $2,119,000, $1,869,000 and $2,286,000 in fiscal 2013, 2012 and 2011, respectively.

In addition, the Company offers non-qualified deferred compensation plans for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan may be limited under Section 401(k) of the Internal Revenue Code. The Company's expense for these non-qualified plans was

$1,051,000, $744,000 and $576,000 for fiscal 2013, 2012 and 2011, respectively. The Company has trusts established for the purpose of setting aside funds to be used to settle certain obligations of these non-qualified deferred compensation plans, and contributed $2,773,000 and used $497,000 to satisfy a portion of retirement obligations during fiscal 2013. The Company also contributed $1,526,000 and used $423,000 to satisfy a portion of retirement obligations during fiscal 2012. As of March 2, 2013 and February 25, 2012, the trusts' assets included investments with an aggregate value of $3,732,000 and $1,215,000, respectively. The investments were held in money market funds and mutual funds. All investments held in the trusts are valued at fair value using Level 1 Inputs, which are unadjusted quoted prices in active markets for identical assets or liabilities. The Company has accounted for these restricted investments as trading securities. The trust assets also consisted of life insurance policies, which were classified as non-current assets, with cash surrender values of $6,556,000 as of March 2, 2013 and $6,333,000 as of February 25, 2012, and death benefits of $13,090,000 for both periods. The trust assets are restricted and may only be used to satisfy obligations to plan participants. The Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. At the discretion of the Board of Directors such policies could be contributed to these trusts or to the trusts established for the purpose of setting aside funds to be used to satisfy obligations arising from supplemental retirement plans described below. The cash surrender value of these unrestricted policies was $17,634,000 at March 2, 2013, and the death benefit was $25,980,000. These cash surrender values are carried in the Company's consolidated financial statements in other non-current assets.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. The Company recorded expenses related to the Plans of $3,423,000, $2,759,000 and $2,458,000 in fiscal 2013, 2012 and 2011, respectively.

The Plans are not funded and thus have no plan assets. However, a trust has been established for the purpose of setting aside funds to be used to settle the defined benefit plan obligations upon retirement or death of certain participants. The trust assets are consolidated in the Company's financial statements and consist of interest bearing investments in the amount of $17,000 that are included in other noncurrent assets at both March 2, 2013 and February 25, 2012. These investments are restricted and may only be used to satisfy retirement obligations to certain participants. The Company has accounted for these restricted investments as available-for-sale securities. Cash contributions of $794,000 and $0 were made to the trust in fiscal 2013 and 2012, respectively. Any future contributions will be made at the discretion of the Board of Directors. Restricted investments from the trust were sold to fund retirement benefits of $794,000 and $0 in fiscal 2013 and 2012, respectively. Funds from the trust will be used to fund or partially fund benefit payments. The Company expects to pay $129,000 during fiscal 2014, $129,000 during fiscal 2015, $17,719,000 during fiscal 2016, $3,475,000 during fiscal 2017, $128,000 during fiscal 2018 and $7,332,000 during fiscal years 2019 through 2023.

Measurement of obligations for the Plans is calculated as of each fiscal year end. The following provides a reconciliation of benefit obligations and funded status of the Plans as of March 2, 2013 and February 25, 2012 (in thousands):

	2013	2012
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	$ 23,519	$ 18,377
Service cost	1,353	1,118
Interest cost	740	779
Actuarial loss	854	3,363
Benefits paid (including settlements)	(893)	(118)
Projected benefit obligation, end of year	$ 25,573	$ 23,519
Reconciliation of funded status:		
Projected benefit obligation	$ 25,573	$ 23,519
Plan assets	-	-
Funded status	$ (25,573)	$ (23,519)
Accumulated benefit obligation	$ 25,573	$ (23,519)
Amounts recognized in the balance sheets:		
Current liability	$ (129)	$ (897)
Noncurrent liability	(25,444)	(22,622)
Accumulated other comprehensive loss, pre-tax	6,714	7,189
Net amount recognized	$ (18,859)	$ (16,330)
Cumulative other comprehensive loss, net of taxes of $4,033 and $4,266 in fiscal 2013 and 2012, respectively	$ 2,681	$ 2,923
Weighted average assumptions used to determine:		
Benefit obligation, end of year:		
Discount rate	3.00%	3.25%
Lump-sum conversion discount rate	5.00%	5.00%
Rate of compensation increase [1]	3.00%	0.00%
Net periodic benefit cost for years ended:		
Discount rate	3.25%	4.25%
Lump-sum conversion discount rate	5.00%	5.00%
Rate of compensation increase [1]	0.00%	0.00%

[1] The rate of compensation increase shown above reflects an increase of 3.0% for fiscal years 2014 and thereafter for all participants except for the Company's CEO. The CEO's rate of compensation is set forth in his employment agreement.

Net periodic benefit cost included the following actuarially determined components during fiscal 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Service cost	$ 1,353	$ 1,118	$ 1,121
Interest cost	740	779	674
Amortization of unrecognized prior service cost	410	410	410
Amortization of net actuarial loss	1,408	452	108
Settlement	(488)	-	145
Net periodic benefit cost	$ 3,423	$ 2,759	$ 2,458

As of March 2, 2013 and February 25, 2012, accumulated other comprehensive loss included amounts that had not been recognized as components of net periodic benefit cost related to prior service cost of $1,146,000 and $1,555,000, and net actuarial loss of $5,568,000 and $5,634,000, respectively. During fiscal 2013, $854,000 was recognized in other comprehensive income related to net actuarial loss for the period. The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic cost in fiscal 2014 are $410,000 and $1,392,000, respectively.

NOTE 6 – MATTERS CONCERNING SHAREHOLDERS' EQUITY

On March 23, 2006, the Board of Directors approved the adoption of the Pier 1 Imports, Inc. 2006 Stock Incentive Plan (the "2006 Plan"). The 2006 Plan was approved by the shareholders on June 22, 2006. The aggregate number of shares available for issuance under the 2006 Plan included a new authorization of 1,500,000 shares, plus shares (not to exceed 560,794 shares) that remained available for grant under the Pier 1 Imports, Inc. 1999 Stock Plan (the "1999 Stock Plan") and the Pier 1 Imports, Inc. Management Restricted Stock Plan, increased by the number of shares (not to exceed 11,186,150 shares) subject to outstanding awards on March 23, 2006, under these prior plans that cease to be subject to such awards. As of March 2, 2013, there were a total of 4,399,094 shares available for issuance under the 2006 Plan.

Restricted stock awards – On December 15, 2009, upon the recommendation of the Compensation Committee, the Board of Directors approved the first renewal and extension of the Company's President and Chief Executive Officer's (the "CEO") initial employment agreement dated February 19, 2007. The first renewal and extension provided that a total of 1,500,000 shares of restricted stock would be awarded over a period of more than three years, provided the CEO is employed by the Company at designated times during the period covered by the employment agreement. 937,500 of the shares were time-based and the remaining 562,500 share were performance-based. On December 18, 2009 the CEO received 375,000 time-based awards that vest equally over a three-year period on the anniversary date of the grant, and on the first day of the 2011, 2012 and 2013 fiscal years the CEO received 187,500 time-based awards that vest equally over a three-year period on the last day of each respective fiscal year. In accordance with the accounting guidance on equity compensation, all 937,500 shares of the time-based restricted stock included in the first renewed and extended employment agreement had a grant date as of the date of the employment agreement, which was December 15, 2009. On the date the employment agreement was signed, December 15, 2009, both the Company and the CEO had a mutual understanding of all key terms and conditions related to the time-based restricted stock awards and the Company became obligated to issue the restricted stock awards to the CEO, subject only to his continued employment. In addition, all necessary approvals from both the Company's Compensation Committee and Board of Directors were obtained on December 15, 2009 for the restricted stock awards. Therefore, the Company began expensing the time-based shares on December 15, 2009.

On the first day of the 2011, 2012 and 2013 fiscal years the Company's CEO received 187,500 performance-based shares of restricted stock that vest equally over a period of three fiscal years if the Company achieves certain fiscal year targeted levels of a performance measure for each year as defined by the renewed and extended agreement. Shares that do not vest because the performance target is not met during one fiscal year may vest in future fiscal years if certain aggregate levels of the performance measure are achieved. The vesting of performance-based shares will occur on the date the Company's Form 10-K is filed with the Securities and Exchange Commission for each respective fiscal year. In accordance with accounting guidelines, one-third of the fiscal 2013 performance-based shares had a grant date in fiscal 2013 and the Company began expensing these shares during fiscal 2013. The remaining two-thirds of the fiscal 2013 performance shares did not have a grant date in fiscal 2013 because the performance targets for future fiscal years, which are a key term of the award, have not been established and, therefore, both parties did not have a mutual understanding of all key terms of the award. The CEO must be employed by the Company on the last day of each respective fiscal year in order for the performance-based shares to vest. These shares could also vest under certain termination events. During fiscal

2013, the Company also began expensing performance-based restricted shares awarded in previous fiscal years that were based on the fiscal 2013 performance target. The performance-based shares expensed during fiscal 2013 had a grant date fair value of $18.29 per share.

On June 13, 2012, upon the recommendation of the Compensation Committee, the Board of Directors approved a second renewal and extension of the CEO's employment agreement. The second renewal and extension provides that a total of 1,125,000 shares of restricted stock will be awarded during fiscal years 2014, 2015, and 2016 provided the CEO is employed by the Company at designated times during the period covered by the employment agreement. 540,000 of the shares are time-based and the remaining 585,000 share are performance-based. In accordance with the accounting guidance on equity compensation, all 540,000 shares of the time-based restricted stock included in the second renewed and extended employment agreement had a grant date as of the date of the employment agreement, which was June 13, 2012. On the date the employment agreement was signed, June 13, 2012, both the Company and the CEO had a mutual understanding of all key terms and conditions related to the time-based restricted stock awards and the Company became obligated to issue the restricted stock awards to the CEO, subject only to his continued employment. In addition, all necessary approvals from both the Company's Compensation Committee and Board of Directors were obtained on June 13, 2012 for the restricted stock awards. Therefore, on June 13, 2012 the Company began expensing these time-based shares, which had a grant date fair value of $15.58 per share. The Company did not begin expensing any of the performance-based awards during fiscal 2013 because the performance-based metrics, which are a key term of the awards, had not been established and, therefore, both parties did not have a mutual understanding of all key terms of the award. The Company will begin expensing the performance-based awards in fiscal years 2014, 2015, and 2016 when the respective performance metrics are established and communicated to the CEO.

During fiscal 2013, the Company also awarded long-term incentive awards under the 2006 Plan to certain employees. The fiscal 2013 long-term incentive awards were comprised of restricted stock grants that were divided between time-based and two different types of performance-based awards. The time-based shares vest 33%, 33% and 34% each year over a three-year period beginning on the first anniversary of the award date provided that the participant is employed on the vesting date, and in accordance with accounting guidelines, the Company began expensing the time-based shares during fiscal 2013. The first portion of the performance-based shares vest 33% upon the Company satisfying a certain targeted level of a performance measure in fiscal 2013, and will vest 33% and 34% for each of the following two fiscal years, respectively, upon the Company satisfying a certain targeted level of a performance measure for the respective fiscal year, provided that vesting for each fiscal year is conditioned upon the participant being employed on the date of filing of the Company's annual report on Form 10-K with the SEC for the applicable fiscal year. In accordance with accounting guidelines, one-third of the fiscal 2013 performance-based shares had a grant date in fiscal 2013 because the targeted performance measure for future fiscal years, which are a key term of the award, had not been established and, therefore, both parties did not have a mutual understanding of all key terms of the award. Over each three-year performance (vesting) period, if a targeted performance measure is not satisfied in any fiscal year, those shares that do not vest may still vest if the sum of consecutive years' actual performance measure results equals or exceeds the sum of the individual consecutive fiscal year performance targets. The second portion of the performance-based shares awarded in fiscal 2013 are based on a market condition and will vest following the end of fiscal 2015 if certain annual equivalent returns of total shareholder return targets are achieved in comparison to a peer group. The fair value for these performance-based shares was determined using a lattice valuation model in accordance with accounting guidelines, and the Company began expensing these shares during fiscal 2013.

As of March 2, 2013 and February 25, 2012, the Company had 2,056,357 and 1,681,278 unvested shares of restricted stock awards outstanding, respectively. During fiscal 2013, 1,183,303 shares of restricted stock were awarded, 786,932 shares of restricted stock vested, and 21,292 shares of restricted stock were forfeited. During fiscal 2012, 671,600 shares of restricted stock were awarded, 609,581 shares of restricted stock vested, and 38,725 shares of restricted stock were forfeited. The weighted average fair market value at the date of grant of the restricted stock shares awarded during fiscal 2013 was $16.44 and is being expensed over the requisite service period. This amount excludes the value of shares awarded to the Company's CEO which is disclosed above. This amount also does not include performance-based restricted shares that the Company will begin expensing in future fiscal years when the targeted performance measures are set, but does include performance-based restricted shares awarded in the previous fiscal year that were based on a fiscal 2013 targeted performance measure which the Company began expensing in fiscal 2013.

Compensation expense for restricted stock was $12,167,000, $5,737,000 and $3,802,000 in fiscal 2013, 2012 and 2011, respectively. As of March 2, 2013, there was $13,645,000 of total unrecognized compensation expense related to restricted stock that will be recognized over a weighted average period of 1.98 years. The total fair value of restricted stock awards vested was $15,339,000, $8,016,000 and $2,454,000 in fiscal 2013, 2012 and 2011, respectively.

The Company recognized a tax benefit related to stock-based compensation of $4,814,000 and $1,679,000 during fiscal years 2013 and 2012, respectively, and no net tax benefit during fiscal 2011 as a result of the Company's valuation allowance on all deferred tax assets. *See Note 8 of the Notes to Consolidated Financial Statements for additional discussion of income taxes.*

Stock option grants – On January 27, 2007, the Board of Directors approved an employment agreement effective February 19, 2007 for the CEO. Under the employment agreement, the CEO received stock option grants. These options have a term of ten years from the grant date. As of March 2, 2013, outstanding options covering 1,500,000 shares were exercisable. The options were granted as an employment inducement award, and not under any stock option or other equity incentive plan adopted by the Company.

During fiscal 2013, the Board of Directors approved stock options grants under the 2006 Plan of 11,900 shares. As of March 2, 2013 and February 25, 2012, outstanding options covering 607,775 and 932,275 shares were exercisable under the 2006 Plan, respectively. Options were granted at exercise prices equal to the fair market value of the Company's common stock at the date of grant. Employee options issued under the 2006 Plan vest over a period of four years and have a term of ten years from the grant date. The employee options are fully vested upon death, disability or retirement of the employee. The 2006 Plan's administrative committee also has the discretion to take certain actions with respect to stock options, such as accelerating the vesting, upon certain corporate changes (as defined in the 2006 Plan).

The 1999 Stock Plan provided for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. The 1999 Stock Plan provided that a maximum of 14,500,000 shares of common stock could be issued under the 1999 Stock Plan, of which not more than 250,000 shares could be issued under the Director Deferred Stock Program. The options issued to employees vest equally over a period of four years, while non-employee directors' options were fully vested on the date of grant. The options all have a term of ten years from the grant date. The employee options are fully vested upon death, disability, or retirement of an employee, or under certain conditions, such as a change in control of the Company, unless the Board of Directors determines otherwise prior to a change of control event. As of March 2, 2013, there were no shares available for grant under the 1999 Stock Plan. All future stock option grants will be made from shares available under the 2006 Plan. Additionally, outstanding options covering 1,147,500 and 2,430,250 shares were exercisable under the 1999 Stock Plan at fiscal years ended 2013 and 2012, respectively.

Under the Pier 1 Imports, Inc. 1989 Employee Stock Option Plan, options vest over a period of four to five years and have a term of ten years from the grant date. As of March 2, 2013 and February 25, 2012, outstanding options covering 213,000 and 258,000 shares were exercisable, respectively. As a result of the expiration of the plan during fiscal 2005, no shares are available for future grant.

A summary of stock option transactions related to the Company's stock option grants during the three fiscal years ended March 2, 2013 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Date of Grant	Exercisable Shares	
				Number of Shares	Weighted Average Exercise Price
Outstanding at February 27, 2010	9,186,225	12.36		7,440,275	13.62
Options granted	6,000	8.64	7.16		
Options exercised	(588,000)	7.77			
Options cancelled or expired	(1,394,075)	15.43			
Outstanding at February 26, 2011	7,210,150	12.14		6,897,450	12.36
Options granted	6,600	11.47	9.43		
Options exercised	(893,275)	7.97			
Options cancelled or expired	(588,000)	18.23			
Outstanding at February 25, 2012	5,735,475	12.16		5,620,525	12.26
Options granted	11,900	18.80	14.75		
Options exercised	(1,545,500)	11.08			
Options cancelled or expired	(713,750)	20.09			
Outstanding at March 2, 2013	3,488,125	11.05		3,468,275	11.02

For options outstanding at March 2, 2013

Ranges of Exercise Prices	Total Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Shares Currently Exercisable	Weighted Average Exercise Price-Exercisable Shares
$4.24 - $6.69	1,520,000	$ 6.66	3.99	1,520,000	$ 6.66
$7.42 - $11.27	594,125	7.61	4.20	591,125	7.61
$11.47 - $17.25	842,100	16.12	1.73	837,150	16.15
$18.49 - $20.35	531,900	19.39	0.74	520,000	19.40

As of March 2, 2013, the weighted average remaining contractual term for outstanding and exercisable options was 2.99 years and 2.96 years, respectively. The aggregate intrinsic value for outstanding and exercisable options was $40,127,000 and $39,986,000, respectively, at fiscal 2013 year end. The total intrinsic value of options exercised for the fiscal years 2013, 2012 and 2011 was approximately $13,420,000, $3,557,000 and $1,185,000, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

At March 2, 2013, there was approximately $195,000 of total unrecognized compensation expense related to unvested stock option awards, which is expected to be recognized over a weighted average period of 2.8 years. The fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The Company recorded stock-based compensation expense related to stock options of approximately $170,000, $462,000 and $904,000 in fiscal 2013, 2012 and 2011, respectively.

Director deferred stock units –The 2006 Plan and the 1999 Stock Plan also authorize director deferred stock unit awards to non-employee directors. During fiscal 2013, directors could elect to defer all or a portion of their director's cash fees into a deferred stock unit account. The annual retainer fees deferred (other than committee chairman and chairman of the board annual retainers) received a 25% matching contribution from the

Company in the form of director deferred stock units. There were 647,027 shares and 800,670 shares deferred, but not delivered, as of March 2, 2013 and February 25, 2012, respectively, under the 2006 Plan and the 1999 Stock Plan. All future deferred stock unit awards will be from shares available for grant under the 2006 Plan. During fiscal 2013, approximately 39,584 director deferred stock units were granted, 193,227 units were delivered and no units were cancelled. Compensation expense for the director deferred stock awards was $700,000, $642,000 and $579,000 in fiscal 2013, 2012 and 2011, respectively.

Stock purchase plan – Substantially all Company employees and all non-employee directors are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of participants at an average of market prices through regular payroll deductions. Each employee may contribute up to 20% of the eligible portions of compensation, and non-employee directors may contribute up to 100% of their director compensation. The Company contributes an amount equal to 25% of the participant's contributions. Company contributions to the plan were $431,000, $342,000 and $179,000 in fiscal years 2013, 2012, and 2011, respectively. The Company's stock purchase plan was suspended during a portion of fiscal 2011.

Preferred Stock – As of March 2, 2013, 20,000,000 shares of preferred stock were available for future issuance.

Dividends – The Company paid cash dividends of $17,989,000 in fiscal year 2013. The Company did not pay any cash dividends in fiscal years 2012 or 2011. On April 4, 2013, subsequent to year end, the Company's Board of Directors declared a $0.05 per share quarterly cash dividend on the Company's outstanding shares of common stock. The $0.05 quarterly cash dividend will be paid on May 8, 2013 to shareholders of record on April 24, 2013.

Shares reserved for future issuances – As of March 2, 2013, the Company had approximately 8,534,246 shares of common stock reserved for future issuances under the stock plans. This amount includes stock options outstanding, director deferred stock units and shares available for future grant.

Share repurchase plan – On April 7, 2011, the Company announced an initial $100,000,000 for repurchases of the Company's common stock. On September 6, 2011, the Company completed this $100,000,000 initial share repurchase program and had purchased a total of 9,498,650 shares of its common stock at a weighted average cost of $10.53 per share. On October 14, 2011, the Board of Directors announced a new $100,000,000 share repurchase program and $100,000,000 remained available for repurchase at the end of fiscal 2012. On December 14, 2012, the Company completed this program, with total repurchases of 5,822,142 shares at a weighted average cost of $17.18 per share. On December 13, 2012, the Company announced a third $100,000,000 share repurchase program and $100,000,000 remained available for repurchase at the end of fiscal 2013. Subsequent to year end, the Company utilized a total of $5,043,000 to repurchase 226,700 shares of the Company's common stock at a weighted average price per share, including fees, of $22.24 and as of April 23, 2013, $94,957,000 remained available for repurchase under the December 2012 program.

NOTE 7 – PRIVATE-LABEL CARD INFORMATION

During the third quarter of fiscal 2012, the Company entered into a private-label credit card plan agreement ("Agreement") with a subsidiary of Alliance Data Systems Corporation ("ADS"). The transfer of ownership to ADS of the private-label credit accounts issued under the Company's previous private-label credit card program agreement was completed in the first quarter of fiscal 2013. The Agreement had an initial term of seven years that could be automatically extended to a term of ten years if certain performance targets were achieved. Subsequent to fiscal 2013 year end, the performance target was achieved and the contract was extended to a term of ten years. Under the terms of the Agreement, the Company receives payments based on revolving credit card sales and certain other credit and account related matters. These amounts are recognized as a component of net sales.

During fiscal 2007, the Company sold its proprietary credit card operations to Chase Bank USA, N.A. ("Chase"). The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts, and the common stock of Pier 1 National Bank. The Company received cash proceeds for the majority of the sales price and was entitled to receive additional proceeds of $10,750,000, plus any accrued interest, over the life of a long-term program agreement. The Company received no payments related to this agreement in fiscal 2013 or 2012 and received $6,250,000 in fiscal 2011. The net deferred gain associated with the original program agreement with Chase was recognized in nonoperating income. The Company recognized $1,126,000, $10,880,000 and $3,535,000 related to this deferred gain in fiscal 2013, 2012 and 2011, respectively. In addition, the Company and Chase entered into a private-label credit card program agreement with an original term of ten years. Under this agreement, the Company continued to support the card through marketing programs and receive additional payments over the life of the agreement for transaction level incentives, marketing support and other program terms.

On December 30, 2010, the Company entered into a new program agreement with Chase, effective January 1, 2011, with an original term of 18 months (the term was subsequently reduced to 15 months when conversion to a new provider was completed). In conjunction with this agreement, the Company and Chase terminated the original program agreement between the Company and Chase in consideration of payment to the Company from Chase of $28,326,000 plus all remaining sums due to the Company by Chase. The Company was entitled to future payments over the term of the new program agreement based on revolving credit card sales, and certain other credit and account related matters. The Company received total payments of $160,000, $1,574,000 and $4,489,000 related to these program agreements during fiscal 2013, 2012 and 2011, respectively and recognized them as a component of net sales. The $28,326,000 in consideration received from Chase was also deferred and was previously recognized over the new term of the agreement as a component of revenue consistent with the treatment of transaction-based amounts previously received under the original program agreement. The Company recognized approximately $2,715,000, $22,706,000 and $2,905,000 of this amount in fiscal 2013, 2012 and 2011, respectively.

NOTE 8 – INCOME TAXES

The provision (benefit) for income taxes for each of the last three fiscal years consists of (in thousands):

	2013	2012	2011
Federal:			
Current	$ 45,797	$ 32,734	$ (446)
Deferred	15,635	(34,107)	-
State:			
Current	4,738	1,659	1,898
Deferred	4,293	(7,808)	-
Foreign:			
Current	1,093	2,691	1,967
Deferred	-	-	-
Total provision (benefit) for income taxes	$ 71,556	$ (4,831)	$ 3,419

The Internal Revenue Service ("IRS") has completed its examination of all fiscal years through fiscal 2009. There were no adjustments from this examination which resulted in significant permanent differences. Late in the fourth quarter of fiscal 2012, the IRS initiated an examination of 2010.

At the end of fiscal 2011, the Company had utilized all federal net operating loss carryforwards.

Deferred tax assets and liabilities at March 2, 2013 and February 25, 2012 were comprised of the following (in thousands):

	2013	2012
Deferred tax assets:		
Deferred compensation	$ 22,845	$ 24,404
Net operating loss carryforward	3,544	7,254
Accrued average rent	9,088	9,691
Properties, net	4,398	14,215
Self insurance reserves	10,623	9,310
Deferred gain on credit card transactions	665	2,281
Cumulative foreign currency translation	2,115	1,860
Deferred revenue and revenue reserves	6,506	5,984
Foreign and other tax credits	3,104	8,159
Other	904	1,811
Total deferred tax assets	63,792	84,969
Deferred tax liabilities:		
Inventory	(20,982)	(20,561)
Deferred gain on debt repurchase	(19,273)	(19,636)
Other	(235)	(315)
Total deferred tax liabilities	(40,490)	(40,512)
Valuation allowance	(1,944)	(2,978)
Net deferred tax assets [1]	$ 21,358	$ 41,479

[1] The current portion of $6,880 and $2,690 for fiscal 2013 and 2012, respectively, was included in the balance sheet with prepaid expenses and other current assets. The remainder was included in other noncurrent assets.

During fiscal 2007, the Company recorded a valuation allowance against all deferred tax assets. Taxes arising from the earnings in fiscal 2011 were offset by utilization of the Company's federal net operating loss carryforwards. During the fourth quarter of fiscal 2012, the Company was able to conclude that given its improved performance, the realization of its deferred tax assets was more likely than not and accordingly reversed substantially all of its valuation allowance. The remaining valuation allowance related to certain states net operating loss carryforwards. State net operating losses at March 2, 2013 and February 25, 2012 were $3,544,000 and $7,254,000, respectively. State losses vary as to carryforward position and will expire from fiscal 2014 through fiscal 2029.

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2013, 2012 and 2011, and income tax reported in the consolidated statements of operations is as follows (in thousands):

	2013	2012	2011
Tax provision at statutory federal income tax rate	$70,350	$ 57,437	$ 36,240
State income taxes, net of federal provision	6,838	6,408	3,893
Decrease in valuation allowance	(1,034)	(60,751)	(38,687)
Foreign income taxes	1,093	2,691	1,967
Foreign and other tax credits	(1,785)	(3,429)	-
Other, net	(3,906)	(7,187)	6
Provision (benefit) for income taxes	$71,556	$ (4,831)	$ 3,419

The accounting guidance on uncertainty in income taxes prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. On a quarterly and annual basis, the Company accrues for the effects of open uncertain tax positions. A summary of amounts recorded for unrecognized tax benefits at the beginning and end of fiscal 2013 and 2012 are presented below, in thousands:

Unrecognized Tax Benefits - February 26, 2011	$ 8,811
Gross increases - tax positions in prior period	-
Gross decreases - tax positions in prior period	(80)
Settlements	-
Expiration of statute of limitations	-
Unrecognized Tax Benefits - February 25, 2012	$ 8,731
Gross increases - tax positions in prior period	1,171
Gross decreases - tax positions in prior period	(1,054)
Settlements	(1,965)
Expiration of statute of limitations	(4,689)
Unrecognized Tax Benefits - March 2, 2013	$ 2,194

If the Company were to prevail on all unrecognized tax benefits recorded, the majority of this reserve for uncertain tax positions would have a favorable impact on the effective tax rate. It is reasonably possible that slightly less than half of the Company's gross unrecognized tax benefits could decrease within the next twelve months primarily due to audit settlements.

Interest associated with unrecognized tax benefits is recorded in nonoperating (income) and expenses. Penalties associated with unrecognized tax benefits are recorded in selling, general and administrative expenses. During the second quarter of fiscal 2013, the Company reversed a portion of its reserve for uncertain tax positions, resulting in the reversal of $2,758,000 of accrued interest expense. Excluding this reversal of accrued interest, the Company recorded expenses of $1,119,000 related to penalties and interest in fiscal 2013, compared to $711,000 and $424,000 in fiscal 2012 and 2011, respectively. The Company had accrued penalties and interest of $2,035,000 and $5,685,000 at March 2, 2013 and February 25, 2012, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases – At March 2, 2013, the Company had the following minimum lease commitments and future subtenant receipts in the years indicated (in thousands):

Fiscal Year	Operating Leases	Subtenant Income
2014	$ 225,088	$ 658
2015	192,990	458
2016	160,013	224
2017	133,551	224
2018	100,215	136
Thereafter	288,404	47
Total lease commitments	$ 1,100,261	$ 1,747

Rental expense incurred was $231,481,000, $223,188,000 and $217,988,000, including contingent rentals of $674,000, $356,000 and $205,000, based upon a percentage of sales, and net of sublease incomes totaling $278,000, $269,000 and $272,000 in fiscal 2013, 2012 and 2011, respectively.

During fiscal 2009, the Company sold its corporate headquarters building and accompanying land to Chesapeake Plaza, L.L.C., an affiliate of Chesapeake Energy Corporation. The Company also entered into a lease agreement to rent office space in the building. The lease had a primary term of seven years, which began on June 9, 2008. This lease was amended on January 28, 2013, extending the term of the lease to expire on June 30, 2022. The related gain on the sale of the property was approximately $23,300,000. As of March 2, 2013, the Company's remaining deferred gain was $5,838,000, approximately half of which is included in other noncurrent liabilities, and will be recognized over the remaining original lease term.

Legal matters – There were no significant legal matters in fiscal years 2013, 2012 or 2011.

There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. The Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect, either individually or in aggregate, on the Company's financial position, results of operations or liquidity.

NOTE 10 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended March 2, 2013 and February 25, 2012 are set forth below (in thousands except per share amounts):

	Three Months Ended			
Fiscal 2013	5/26/2012	8/25/2012	11/24/2012	3/2/2013 [2]
Net sales	$ 361,119	$ 367,615	$ 424,527	$ 551,625
Gross profit	150,275	151,549	186,259	254,977
Operating income	27,413	32,314	38,823	100,435
Net income	17,825	26,231	23,685	61,704
Average shares outstanding - basic	108,597	105,786	105,419	105,168
Average shares outstanding - diluted	110,564	107,447	107,308	107,066
Basic earnings per share	0.16	0.25	0.22	0.59
Diluted earnings per share	0.16	0.24	0.22	0.58

	Three Months Ended			
Fiscal 2012	5/28/2011	8/27/2011	11/26/2011	2/25/2012
Net sales	$ 334,603	$ 339,552	$ 382,699	$ 476,757
Gross profit	134,067	134,521	165,490	217,083
Operating income	19,885	23,734	32,872	78,267
Net income [1]	14,098	16,638	22,988	115,213
Average shares outstanding - basic	117,300	115,288	108,713	108,835
Average shares outstanding - diluted	119,235	117,085	110,306	110,709
Basic earnings per share [1]	0.12	0.14	0.21	1.06
Diluted earnings per share [1]	0.12	0.14	0.21	1.04

(1) During the fourth quarter of fiscal 2012, the Company was able to conclude that given its improved performance, the realization of its deferred tax assets was more likely than not and accordingly reversed substantially all of its valuation allowance. *See Note 8 of the Notes to Consolidated Financial Statements for further discussion.*

(2) The quarter ended March 2, 2013 consisted of 14 weeks, compared to 13 weeks for the quarter ended February 25, 2012.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), that are designed to ensure that information required to be disclosed by the Company in its reports filed or furnished under the Exchange Act is (a) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is (b) accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, an evaluation was conducted under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of March 2, 2013. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, with reasonable assurance, that the Company's disclosure controls and procedures were effective as of such date.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining a system of internal control over financial reporting designed to provide reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, and that records are maintained so as to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control–Integrated Framework. Management concluded that based on its assessment, Pier 1 Imports, Inc.'s internal control over financial reporting was effective as of March 2, 2013. Ernst & Young LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of March 2, 2013, as stated in their report which is included in this Annual Report on Form 10-K.

/s/ Alexander W. Smith
Alexander W. Smith
President and
Chief Executive Officer

/s/ Charles H. Turner
Charles H. Turner
Senior Executive Vice President and
Chief Financial Officer

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2013 that would have materially affected, or would have been reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Pier 1 Imports, Inc.

We have audited Pier 1 Imports, Inc.'s internal control over financial reporting as of March 2, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pier 1 Imports, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pier 1 Imports, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 2, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pier 1 Imports, Inc. as of March 2, 2013 and February 25, 2012 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 2, 2013 of Pier 1 Imports, Inc. and our report dated April 30, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
April 30, 2013

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding executive officers of the Company required by this item is contained in Part I of this report under the caption "Executive Officers of the Company." Information regarding directors of the Company required by this Item is incorporated by reference to the section entitled "Proposal No. 1 – Election of Directors" set forth in the Company's Proxy Statement for its 2013 Annual Meeting of Shareholders (the "2013 Proxy Statement").

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" set forth in the 2013 Proxy Statement.

Information regarding the Company's audit committee financial experts and code of ethics and business conduct required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership" set forth in the 2013 Proxy Statement.

No director or nominee for director of the Company has any family relationship with any other director or nominee or with any executive officer of the Company.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to the section entitled "Executive Compensation," the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Non-Employee Director Compensation for the Fiscal Year Ended March 2, 2013," the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Person Transactions," and the section entitled "Executive Compensation – Compensation Committee Report," set forth in the 2013 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Security Ownership of Directors and Named Executive Officers," "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Security Ownership of Certain Beneficial Owners," the table entitled "Executive Compensation – Outstanding Equity Awards Table for the Fiscal Year Ended March 2, 2013," and the table entitled "Equity Compensation Plan Information" set forth in the 2013 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Person Transactions" and "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership—Director Independence" set forth in the 2013 Proxy Statement.

Item 14. Principal Accounting Fees and Services.

Information required by this Item is incorporated by reference to the sections entitled "Independent Registered Public Accounting Firm Fees" and "Pre-approval of Nonaudit Fees" set forth in Proposal No. 3 of the 2013 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) List of consolidated financial statements, schedules and exhibits filed as part of this report.

1. Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the Years Ended March 2, 2013, February 25, 2012 and February 26, 2011

Consolidated Statements of Comprehensive Income for the Years Ended March 2, 2013, February 25, 2012 and February 26, 2011

Consolidated Balance Sheets at March 2, 2013 and February 25, 2012

Consolidated Statements of Cash Flows for the Years Ended March 2, 2013, February 25, 2012 and February 26, 2011

Consolidated Statements of Shareholders' Equity for the Years Ended March 2, 2013, February 25, 2012 and February 26, 2011

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

3. Exhibits

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIER 1 IMPORTS, INC.

Date: April 30, 2013

By: /s/ Alexander W. Smith
Alexander W. Smith, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Terry E. London Terry E. London	Director, Chairman of the Board	April 30, 2013
/s/ Alexander W. Smith Alexander W. Smith	Director, President and Chief Executive Officer	April 30, 2013
/s/ Charles H. Turner Charles H. Turner	Senior Executive Vice President and Chief Financial Officer	April 30, 2013
/s/ Darla D. Ramirez Darla D. Ramirez	Principal Accounting Officer	April 30, 2013
/s/ Claire H. Babrowski Claire H. Babrowski	Director	April 30, 2013
/s/ Cheryl A. Bachelder Cheryl A. Bachelder	Director	April 30, 2013
/s/ John H. Burgoyne John H. Burgoyne	Director	April 30, 2013
/s/ Hamish A. Dodds Hamish A. Dodds	Director	April 30, 2013
/s/ Brendan L. Hoffman Brendan L. Hoffman	Director	April 30, 2013
/s/ Cece Smith Cece Smith	Director	April 30, 2013

EXHIBIT INDEX

Exhibit No.	Description
3(i)	Restated Certificate of Incorporation of Pier 1 Imports, Inc. as filed with the Delaware Secretary of State on October 12, 2009, incorporated herein by reference to Exhibit 3(i) to the Company's Form 10-Q for the quarter ended November 28, 2009 (File No. 001-07832).
3(ii)	Amended and Restated Bylaws of Pier 1 Imports, Inc. (as amended through October 9, 2009), incorporated herein by reference to Exhibit 3(ii) to the Company's Form 8-K filed on October 16, 2009 (File No. 001-07832).
10.1*	Form of Indemnity Agreement between the Company and the directors and executive officers of the Company dated January 18, 2011, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-K for the year ended February 26, 2011 (File No. 001-07832).
10.2*	Pier 1 Imports, Inc. Supplemental Executive Retirement Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended November 29, 2008 (File No. 001-07832).
10.3*	Pier 1 Imports, Inc. Supplemental Retirement Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended November 29, 2009 (File No. 001-07832).
10.3.1*	Participation Agreement dated November 9, 2007, by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 15, 2007 (File No. 001-07832).
10.3.2*	Participation Agreement Amendment dated April 20, 2008 by and between Charles H. Turner and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K filed April 24, 2008 (File No. 001-07832).
10.3.3*	Participation Agreement Amendment dated April 20, 2008 by and between Gregory S. Humenesky and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3.6 to the Company's Form 10-K for the year ended March 1, 2008 (File No. 001-07832).
10.4*	Pier 1 Imports, Inc. 1989 Employee Stock Option Plan, amended and restated as of June 27, 1996, incorporated herein by reference to Exhibit 10.6.1 to the Company's Form 10-K for the year ended February 26, 2005 (File No. 001-07832).
10.4.1*	Amendment No. 1 to Pier 1 Imports, Inc. 1989 Employee Stock Option Plan, incorporated herein by reference to Exhibit 10.6.2 to the Company's Form 10-K for the year ended February 26, 2005 (File No. 001-07832).
10.5*	Pier 1 Imports, Inc. 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.3 to the Company's 8-K filed October 12, 2006 (File No. 001-07832).
10.5.1*	First Amendment to the Pier 1 Imports, Inc. 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 1, 2007 (File No. 001-07832).
10.6*	Forms of Director and Employee Stock Option Agreements, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 28, 1999 (File No. 001-07832).
10.7*	Pier 1 Imports, Inc. Stock Purchase Plan, restated as amended June 20, 2008, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended May 31, 2008 (File No. 001-07832).

10.7.1*	Amendment to the Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.8.1 to the Company's Form 10-K for the year ended February 28, 2009 (File No. 001-07832).
10.7.2*	Second Amendment dated July 14, 2009 to Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.8.2 to the Company's Form 10-Q for the quarter ended August 29, 2009 (File No. 001-07832).
10.7.3*	Third Amendment dated June 29, 2010 to Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 29, 2010 (File No. 001-07832).
10.8	Amended and Restated Credit Agreement, dated April 4, 2011, among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., as administrative and collateral agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC as joint lead arrangers and joint lead bookrunners, various other agents and the lenders party thereto, and the facility guarantors party thereto, incorporated herein by reference to Exhibit 10.8.4 to the Company's Form 10-K for the year ended February 26, 2011 (File No. 001-07832).
10.9*	Pier 1 Umbrella Trust, dated December 21, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed December 21, 2005 (File No. 001-07832).
10.9.1*	Pier 1 Umbrella Trust Amendment No. 1, effective January 1, 2009, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 29, 2008 (File No. 001-07832).
10.9.2*	Pier 1 Umbrella Trust Amendment No. 2, effective January 1, 2011, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 27, 2010 (File No. 001-07832).
10.10*	Pier 1 Imports, Inc. 2006 Stock Incentive Plan (Omnibus Plan), Restated as Amended through March 25, 2011, incorporated herein by reference to Exhibit 10.10 to the Company's Form 10-K for the year ended February 26, 2011 (File No. 001-07832).
10.10.1*	Form of Non-Qualified Stock Option Agreement – Non-Employee Director, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed June 23, 2006 (File No. 001-07832).
10.10.2*	Form of Non-Qualified Stock Option Agreement – Employee Participant, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed June 23, 2006 (File No. 001-07832).
10.10.3*	Form of Restricted Stock Award Agreement – April 9, 2010 Performance-Based Award, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 14, 2010 (File No. 001-07832).
10.10.4*	Form of Restricted Stock Award Agreement – April 9, 2010 Time-Based Award, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 14, 2010 (File No. 001-07832).
10.10.5*	Form of Restricted Stock Award Agreement – April 8, 2011 Performance-Based Award, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 14, 2011 (File No. 001-07832).
10.10.6*	Form of Restricted Stock Award Agreement – April 8, 2011 Time-Based Award, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 14, 2011 (File No. 001-07832).
10.10.7*	Form of Restricted Stock Award Agreement – April 6, 2012 Performance-Based Award, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 12, 2012 (File No. 001-07832).

10.10.8*	Form of Restricted Stock Award Agreement – April 6, 2012 Time-Based Award, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 12, 2012 (File No. 001-07832).
10.10.9*	Form of Restricted Stock Award Agreement – April 6, 2012 Performance-Based Award ("TSR"), incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed on April 12, 2012 (File No. 001-07832).
10.10.10*	Form of Restricted Stock Award Agreement – April 12, 2013 Performance-Based Award, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 18, 2013 (File No. 001-07832).
10.10.11*	Form of Restricted Stock Award Agreement – April 12, 2013 Time-Based Award, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 18, 2013 (File No. 001-07832).
10.10.12*	Form of Restricted Stock Award Agreement – April 12, 2013 Performance-Based Award ("TSR"), incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed on April 18, 2013 (File No. 001-07832).
10.11*	Pier 1 Imports Non-Employee Director Compensation Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 26, 2006 (File No. 001-07832).
10.11.1*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended March 4, 2007, incorporated herein by reference to Exhibit 10.22.1 to the Company's Form 10-K for the year ended March 3, 2007 (File No. 001-07832).
10.11.2*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended March 25, 2008, incorporated herein by reference to Exhibit 10.16.2 to the Company's Form 10-K for the year ended March 1, 2008 (File No. 001-07832).
10.11.3*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended December 15, 2008, incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the quarter ended November 29, 2008 (File No. 001-07832).
10.11.4*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended through October 9, 2009, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 28, 2009 (File No. 001-07832).
10.11.5*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended through October 8, 2010, incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended November 27, 2010 (File No. 001-07832).
10.12*	Pier 1 Benefit Restoration Plan I, as amended and restated effective January 1, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed October 12, 2006 (File No. 001-07832).
10.13*	Pier 1 Benefit Restoration Plan II, as amended and restated effective January 1, 2009, incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 29, 2008 (File No. 001-07832).
10.13.1*	Amendment No. 1, effective January 1, 2011, to Pier 1 Benefit Restoration Plan II, as amended and restated effective January 1, 2009, incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 27, 2010 (File No. 001-07832).
10.14*	Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed January 30, 2007 (File No. 001-07832).

10.15*	Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed January 30, 2007 (File No. 001-07832).
10.15.1*	First Amendment to Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc. dated October 6, 2008, incorporated herein by reference to Exhibit 10.19.4 to the Company's Form 10-Q for the quarter ended August 30, 2008 (File No. 001-07832).
10.16*	Employment Agreement dated as of December 15, 2009 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 17, 2009 (File No. 001-07832).
10.16.1*	Restricted Stock Award Agreement dated December 18, 2009 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 22, 2009 (File No. 001-07832).
10.16.2*	Restricted Stock Award Agreement dated February 28, 2010 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed March 4, 2010 (File No. 001-07832).
10.16.3*	Restricted Stock Award Agreement dated February 28, 2010 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed March 4, 2010 (File No. 001-07832).
10.16.4*	Restricted Stock Award Agreement dated February 27, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 3, 2011 (File No. 001-07832).
10.16.5*	Amendment to Restricted Stock Award Agreement dated April 8, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc , incorporated herein by reference to Exhibit 10.14.10 to the Company's Form 10-K for the year ended February 26, 2011 (File No. 001-07832).
10.16.6*	Restricted Stock Award Agreement dated February 27, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 3, 2011 (File No. 001-07832).
10.16.7*	Amendment to Restricted Stock Award Agreement dated April 8, 2011 by and between Alexander W. Smith and Pier 1 Imports, Inc, incorporated herein by reference to Exhibit 10.14.12 to the Company's Form 10-K for the year ended February 26, 2011 (File No. 001-07832).
10.16.8*	Restricted Stock Award Agreement dated February 26, 2012 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 1, 2012 (File No. 001-07832).
10.16.9*	Restricted Stock Award Agreement dated February 26, 2012 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 1, 2012 (File No. 001-07832).
10.16.10*	Employment Agreement dated as of June 13, 2012 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 14, 2012 (File No. 001-07832).
10.16.11*	Restricted Stock Award Agreement dated March 3, 2013 by and between Alexander W. Smith and Pier 1 Imports, Inc. (time-based award agreement), incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 7, 2013 (File No. 001-07832).
10.16.12*	Restricted Stock Award Agreement dated March 3, 2013 by and between Alexander W. Smith and Pier 1 Imports, Inc. (performance-based award agreement), incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 7, 2013 (File No. 001-07832).

10.16.13*	Restricted Stock Award Agreement dated March 3, 2013 by and between Alexander W. Smith and Pier 1 Imports, Inc. (performance-based award [TSR] agreement), incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on March 7, 2013 (File No. 001-07832).
10.17	Office Lease between Chesapeake Plaza, L.L.C. and Pier 1 Services Company, dated June 9, 2008, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 31, 2008 (File No. 001-07832).
10.17.1	First Amendment to Office Lease, dated June 20, 2008, incorporated herein by reference to Exhibit 10.1.1 to the Company's Form 10-Q for the quarter ended May 31, 2008 (File No. 001-07832).
10.17.2	Second Amendment to Office Lease between Chesapeake Plaza, L.L.C. and Pier 1 Services Company, dated July 1, 2011, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 28, 2011 (File No. 001-07832).
10.17.3	Third Amendment to Office Lease between Chesapeake Plaza, L.L.C. and Pier 1 Services Company, dated January 28, 2013.
10.18*	Summary Plan Description of Pier 1 Imports Limited Severance Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 29, 2008 (File No. 001-07832).
10.19*	Pier 1 Imports, Inc. Deferred Compensation Plan, effective January 1, 2011, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 27, 2010 (File No. 001-07832).
10.19.1*	Pier 1 Imports, Inc. Deferred Compensation Plan Amendment No. 1, effective January 1, 2013, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 24, 2012 (File No. 001-07832).
10.20	Private Label Credit Card Plan Agreement by and between World Financial Network Bank and Pier 1 Imports (U.S.), Inc., dated October 5, 2011, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 7, 2011 (File No. 001-07832). Some of the schedules and an exhibit to this agreement have been omitted pursuant to an order granting confidential treatment.
10.21*	ERISA Plan Document and Summary Plan Description for the Pier 1 Imports, Inc. Supplemental Individual Disability Income Benefit Plan, effective September 1, 2012, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 24, 2012 (File No. 001-07832).
10.22*	Summary Plan Description for Pier 1 Imports, Inc. Employee Life Insurance (Basic Insurance, Class 1), effective June 1, 2012.
21	Subsidiaries of the Company.
23	Consent of Ernst & Young LLP.
31.1	Certification of the Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
31.2	Certification of the Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Pier 1 Imports, Inc. Stock Purchase Plan Audit Report.
101.INS**+	XBRL Instance Document.
101.SCH**+	XBRL Taxonomy Extension Schema Document.

101.CAL**+ XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**+ XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**+ XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**+ XBRL Taxonomy Extension Presentation Linkbase Document.

*Management Contracts and Compensatory Plans

Notice of Annual Meeting of Shareholders

Proxy Statement

Proxy

Pier 1 imports®

2013 Annual Report

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

May 20, 2013

Dear Shareholder:

The board of directors and management cordially invite you to attend Pier 1 Imports' annual meeting of shareholders to be held at 10:00 a.m., local time, on Tuesday, July 2, 2013, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102. The formal notice of the annual meeting of shareholders and proxy statement are attached.

Pier 1 Imports has chosen to furnish its proxy statement and annual report to its shareholders over the Internet, as allowed by the rules of the Securities and Exchange Commission. Rather than mailing paper copies, we believe that this e-proxy process will expedite shareholder receipt of the materials, lower Pier 1 Imports' expenses associated with this process, and eliminate unnecessary printing and paper usage. As a shareholder of Pier 1 Imports, you are receiving by mail (or electronic mail) a Notice of Internet Availability of Proxy Materials (the "Notice") which will instruct you on how to access and review the proxy statement and annual report over the Internet. The Notice will also instruct you how to vote your shares over the Internet. Shareholders who would like to receive a paper copy of the Pier 1 Imports proxy statement and annual report, free of charge, should follow the instructions on the Notice. Shareholders who request paper copies will also receive a proxy card or voting instruction form to allow them to vote their shares by mail in addition to over the Internet or by telephone.

It is important that your shares be voted at the meeting in accordance with your preference. If you do not plan to attend, you may vote your shares by following the instructions in the Notice. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time. See the response to the question "How do I vote?" in the proxy statement for a more detailed description of voting procedures and the response to the question "Do I need an admission ticket to attend the annual meeting?" in the proxy statement for our procedures for admission to the meeting.

Sincerely,





Alexander W. Smith
President and Chief Executive Officer

Terry E. London
Chairman of the Board

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held July 2, 2013

Notice is hereby given that the annual meeting of shareholders of Pier 1 Imports, Inc., a Delaware corporation ("Pier 1 Imports"), will be held on Tuesday, July 2, 2013, at 10:00 a.m., local time, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102 for the following purposes, as more fully described in the accompanying proxy statement:

(1) to elect as directors the eight nominees named in the accompanying proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified;

(2) to vote to adopt a non-binding, advisory resolution to approve the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion in the proxy statement under the caption "Executive Compensation;" and

(3) to vote to ratify the audit committee's engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2014.

In their discretion, the proxies are authorized to vote, as described in the accompanying proxy statement, upon any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Only shareholders of record at the close of business on May 3, 2013, are entitled to receive notice of and to vote their shares at, the annual meeting.

Pier 1 Imports is pleased to take advantage of the Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their shareholders over the Internet. Pier 1 Imports believes that this process allows us to provide you with the information you need while lowering the costs associated with the annual meeting. You are cordially invited to attend the annual meeting in person. However, to ensure that your vote is counted at the annual meeting, please vote as promptly as possible.

By order of the board of directors,



Michael A. Carter
Senior Vice President and General Counsel,
Secretary

May 20, 2013
Fort Worth, Texas

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

To Be Held July 2, 2013

Table of Contents

QUESTIONS AND ANSWERS REGARDING THE PROXY STATEMENT AND ANNUAL MEETING

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the Securities and Exchange Commission ("SEC"), Pier 1 Imports has elected to provide access to its proxy materials over the Internet or, upon your request, has delivered printed versions of these materials to you by mail. These materials are being provided in connection with Pier 1 Imports' solicitation of proxies for use at the annual meeting of shareholders, to be held on Tuesday, July 2, 2013, at 10:00 a.m. local time or at any adjournment or postponement thereof. Accordingly, Pier 1 Imports sent a Notice of Internet Availability of Proxy Materials (the "Notice") on or about May 20, 2013, to Pier 1 Imports' shareholders entitled to receive notice of and to vote at the meeting.

All shareholders will have the ability to access the proxy materials on the web site referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. Pier 1 Imports encourages shareholders to take advantage of the availability of the proxy materials over the Internet.

You are invited to attend the annual meeting and are requested to vote on the proposals described in this proxy statement. The annual meeting will be held on the Mezzanine Level, in Conference Center Room C, of Pier 1 Imports' corporate headquarters located at the address shown above.

How can I access the proxy materials electronically?

The Notice will provide you with instructions regarding how to:

- view Pier 1 Imports' proxy materials for the annual meeting over the Internet; and
- instruct Pier 1 Imports to send future proxy materials to you electronically by email.

Pier 1 Imports' proxy materials are also available on Pier 1 Imports' web site at *www.pier1.com/annualreport*.

If you previously elected to access your proxy materials over the Internet, you will not receive a Notice or printed proxy materials in the mail. Instead, you have received an email with a link to the proxy materials and voting instructions.

Choosing to receive future proxy materials by email will save Pier 1 Imports the cost of printing and mailing documents to you thereby lowering the costs associated with the annual meeting. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting web site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Shareholders of Record: To elect to receive our future proxy statement and annual report materials and notice of Internet availability of proxy materials electronically and manage your account, you may enroll in Investor Centre offered by Pier 1 Imports' transfer agent, Computershare Trust Company, N.A. Log into, or activate, your Investor Centre account by going to *http://www.computershare.com/investor* and following the step-by-step instructions through the enrollment process.

Beneficial Owners: If you hold your shares in a stock brokerage account or with a bank or other holder of record, you also may have the opportunity to receive or access copies of these materials electronically. Please check the information provided in the proxy materials or the Notice mailed to you by your broker, bank or other holder of record regarding the availability of this service.

What is included in these materials?

The Pier 1 Imports, Inc. 2013 Annual Report, this proxy statement for the annual meeting, and Pier 1 Imports' Annual Report on Form 10-K for the year ended March 2, 2013, as filed with the SEC on April 30, 2013 (the "2013 Form 10-K").

If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the annual meeting.

What will the shareholders vote on at the annual meeting?

The shareholders will be asked to vote on the following proposals:

- the election as directors of the eight nominees named in this proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified (PROPOSAL NO. 1);

- to adopt a non-binding, advisory resolution to approve the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion below under the caption "Executive Compensation" (PROPOSAL NO. 2); and

- ratification of the audit committee's engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2014 (PROPOSAL NO. 3).

In their discretion, the proxies are authorized to vote, as described in this proxy statement, upon any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

What are the board of directors' voting recommendations?

The board of directors recommends that you vote your shares:

- "For" the election of each of the nominees to the board of directors (PROPOSAL NO. 1);

- "For" the resolution approving the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion below under the caption "Executive Compensation" (PROPOSAL NO. 2); and

- "For" ratification of the audit committee's engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2014 (PROPOSAL NO. 3).

Who is entitled to vote at the annual meeting?

Holders of Pier 1 Imports' common stock at the close of business on May 3, 2013, are entitled to receive the Notice and the Notice of Annual Meeting of Shareholders and to vote their shares at the annual meeting. As of that date, there were 107,134,230 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Pier 1 Imports' transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the "shareholder of record." The Notice and the Notice of Annual Meeting of Shareholders have been sent directly to you by us.

If your shares are held in a stock brokerage account or with a bank or other holder of record, you are considered the "beneficial owner" of these shares. The Notice has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to instruct your broker, bank or other holder of record how to vote your shares by following their instructions for voting over the Internet or by telephone, or by following their instructions to request a voting instruction form which can be completed and returned by mail.

How do I vote?

You may vote using any of the following methods:

- ***By Internet***

  If you are a shareholder of record, you will need the control number included on the Notice to access the proxy materials. Follow the instructions in the Notice to vote your shares electronically over the Internet. If you are a beneficial owner of shares, you may vote your shares electronically over the Internet by following the instructions sent to you by your broker, bank or other holder of record.

- ***By mail***

  If you are a shareholder of record, request from us, by following the instructions on the Notice, printed copies of the proxy materials, which will include a proxy card. If you are a beneficial owner of shares, you may vote your shares by mail by following the instructions sent to you by your broker, bank or other holder of record. Be sure to complete, sign and date the proxy card or voting instruction form and return it in the prepaid envelope.

- ***By Telephone***

  If you are a shareholder of record, you may vote your shares telephonically by calling the toll-free number that is referenced in the proxy materials available over the Internet or by mail. If you are a beneficial owner of shares, you may vote your shares telephonically by following the instructions sent to you by your broker, bank or other holder of record.

- ***In person at the annual meeting***

  All shareholders of record may vote in person at the annual meeting. You can request a ballot at the meeting. You may also be represented by another person at the annual meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspector of election with your ballot to be able to vote at the annual meeting.

Internet and telephone voting facilities for shareholders of record will be available 24 hours a day, and will close at 11:59 p.m. Eastern Time on July 1, 2013. The availability of Internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We therefore recommend that you follow the voting instructions in the materials provided to you by your broker, bank or other holder of record. If you vote over the Internet or by telephone, you do not have to return a proxy card or voting instruction form. If you are located outside the U.S. and Canada, please use the Internet or mail voting methods. Your vote is important. Your timely response can save us the expense of attempting to contact you again.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you can revoke your proxy prior to the completion of voting at the annual meeting by:

- sending written notice to our corporate secretary at 100 Pier 1 Place, Fort Worth, Texas 76102;
- timely delivering of a valid, later-dated proxy; or
- voting in person at the annual meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record. You may also vote in person at the annual meeting if you obtain a legal proxy as described in the answer to the previous question.

Will my Notice include all my shares?

If you are a shareholder of record, you will receive only one Notice for all the shares of Pier 1 Imports' common stock you hold:

- in certificate form; and
- in book-entry form;

and, if you are also a Pier 1 Imports employee, the Notice will also include all the shares of Pier 1 Imports' common stock you hold:

- in the Pier 1 Imports, Inc. Stock Purchase Plan; and
- in book-entry form for restricted stock, if any, you received under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan.

If you are a beneficial owner of shares, the voting instructions you receive from your broker, bank or other holder of record will show the shares of Pier 1 Imports' common stock held by it on your behalf.

What happens if I do not give specific voting instructions?

If you are a shareholder of record and you sign and return a proxy card without giving specific instructions, the proxy holders will vote your shares in the manner recommended by the board of directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the annual meeting. See the response to the question below captioned "Could other matters be decided at the annual meeting?".

If you are a beneficial owner of shares and do not provide your broker, bank or other holder of record with specific voting instructions, then under the rules of the New York Stock Exchange, your broker, bank or other holder of record may only vote on matters for which it has discretionary power to vote. If your broker, bank or other holder of record does not receive instructions from you on how to vote your shares and such holder does not have discretion to vote on the matter, then that holder will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares and your shares will not be voted on that matter.

Who will count the votes?

Representatives of Pier 1 Imports' transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspector of election.

Is there a list of shareholders entitled to vote at the annual meeting?

The names of shareholders of record entitled to vote at the annual meeting will be available at the annual meeting and for ten days prior to the meeting for any purpose germane to the meeting, between the hours of 8:30 a.m. and 5:00 p.m., local time, at our corporate headquarters at 100 Pier 1 Place, Fort Worth, Texas 76102, by contacting our corporate secretary at (817) 252-8000.

What constitutes a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting, present in person or represented by proxy, is necessary to constitute a quorum.

How are abstentions and "broker non-votes" counted in determining the presence of a quorum?

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a broker, bank or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power to vote on that proposal and has not received voting instructions from the beneficial owner.

What are the voting requirements to elect the directors and to approve, or advise the board of directors with respect to, each of the proposals discussed in this proxy statement?

PROPOSAL	VOTE REQUIRED	DISCRETIONARY VOTING ALLOWED?
No. 1 –Election of Directors	Affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors	No
No. 2 –Approval of Executive Compensation	Affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	No
No. 3 –Ratification of Ernst & Young LLP	Affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	Yes

If you are a beneficial owner of shares, your broker, bank or other holder of record is entitled to vote your shares on the ratification of the engagement of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2014, even if they, as the holder of record, do not receive voting instructions from you. If you are a beneficial owner, your broker, bank or other holder of record is not entitled to vote on the election of directors or on the non-binding, advisory resolution to approve the compensation of Pier 1 Imports' named executive officers, absent voting instructions from you. Without your voting instructions, a broker non-vote will occur on these proposals.

How are abstentions and "broker non-votes" counted in voting?

Election of Directors:

A "majority of the votes cast" means that the number of votes cast "For" a nominee for director exceeds the number of votes cast "Against" the nominee. Abstentions and broker non-votes are not considered as votes cast.

Other Proposals:

Broker non-votes will not be counted as a vote either "For" or "Against" PROPOSAL NO. 2 (non-binding, advisory resolution to approve the compensation of Pier 1 Imports' named executive officers). An abstention will have the same effect as a vote "Against" PROPOSALS NO. 2 and NO. 3 (ratification of the engagement of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2014).

Could other matters be decided at the annual meeting?

As of the date we began to deliver the Notice, we did not know of any matters to be brought before the annual meeting other than those described in this proxy statement.

If you vote your shares over the Internet or by telephone, or you sign and return a proxy card or voting instruction form, and other matters are properly presented at the annual meeting for consideration, the proxies appointed by the board of directors (the persons named in your proxy card) will have the discretion to vote on those matters for you.

Who will pay for the cost of this proxy solicitation?

We have hired AST Phoenix Advisors to assist us in soliciting proxies. We will pay all costs associated with the solicitation, including Phoenix's fees, which are $9,500 plus expenses. In addition to solicitations by mail, our officers and employees may solicit proxies on behalf of Pier 1 Imports personally and by telephone or other means, for which they will receive no compensation beyond their normal compensation. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by such persons, and we will reimburse them for their reasonable out-of-pocket and clerical expenses.

Do I need an admission ticket to attend the annual meeting?

You will need an admission ticket or proof of stock ownership to enter the annual meeting. If you are a shareholder of record, your admission ticket is the Notice mailed (or sent electronically) to you or the admission ticket attached to your proxy card if you elected to receive a paper copy of the proxy materials. If you plan to attend the annual meeting, please bring it with you to the annual meeting.

If you are a beneficial owner of shares and you plan to attend the annual meeting, you must present proof of your ownership of Pier 1 Imports' common stock, such as a bank or brokerage account statement, to be admitted to the annual meeting.

Pier 1 Imports' corporate headquarters is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. To request either of these accommodations, please contact our Investor Relations Department on or before June 18, 2013. You may make your request by mail to Pier 1 Imports, Inc., Attn.: Investor Relations Department, 100 Pier 1 Place, Fort Worth, Texas 76102 or by telephone at (817) 252-7835 or toll-free at (888) 807-4371.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the annual meeting. If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

MATTERS RELATING TO CORPORATE GOVERNANCE, BOARD STRUCTURE, DIRECTOR COMPENSATION AND STOCK OWNERSHIP

Corporate Governance

The board of directors believes that good corporate governance is a prerequisite to achieving business success. Pier 1 Imports' board of directors has adopted written corporate governance guidelines and policies designed to strengthen Pier 1 Imports' corporate governance. Among other things, the guidelines contain standards for determining whether a director is independent, a code of business conduct and ethics applicable to all of Pier 1 Imports' directors, officers and employees, including our chief executive officer, chief financial officer and principal accounting officer, and charters for each of the board of directors' committees. The nominating and corporate governance committee is responsible for overseeing and reviewing the guidelines at least annually, and recommending any proposed changes to the full board for its approval. The Pier 1 Imports, Inc. Corporate Governance Guidelines, Code of Business Conduct and Ethics and charters for the audit, compensation, and nominating and corporate governance committees are available on Pier 1 Imports' web site at *www.pier1.com* at the Investor Relations – Corporate Governance link.

Board Leadership Structure

Pier 1 Imports' bylaws require that the directors elect annually from among themselves a chairman of the board. The bylaws, however, grant the board of directors discretion as to whether the chairman of the board is an employee or an officer of Pier 1 Imports. A non-officer, non-employee elected as chairman of the board is designated as the "non-executive" chairman of the board. Pier 1 Imports' corporate governance guidelines and policies contain general guidance that the positions of chairman of the board and chief executive officer should be held by separate individuals and that the chairman of the board should be a "non-executive." Provisions are made in the guidelines and policies for an independent lead director if the roles of chairman of the board and chief executive officer are combined.

During the last fiscal year, the chairman of the board and chief executive officer roles were held by separate individuals, and the chairman of the board was a "non-executive" since he was neither an employee nor an officer of Pier 1 Imports. Currently, the chairman of the board is a non-executive. This structure of separate individuals holding these positions focuses board leadership and company leadership in separate and distinct individuals. Each leader can direct her or his respective group on the objectives at hand while at the same time developing and implementing strategic issues, financial issues and operational policies which affect the short-term and long-term welfare of Pier 1 Imports.

Director Independence

It is Pier 1 Imports' policy that the board of directors will at all times consist of a majority of independent directors. In addition, all members of the audit committee, compensation committee, and nominating and corporate governance committee must be independent directors. To be considered independent, a director must satisfy both the subjective and objective independence requirements established by the New York Stock Exchange ("NYSE"). In assessing independence under the subjective test, the board of directors takes into account the standards in the objective tests, and reviews and discusses additional information provided by the directors and Pier 1 Imports with regard to each director's business and personal activities as they may relate to Pier 1 Imports and Pier 1 Imports' management. Based on the foregoing, as required by NYSE rules, the board of directors makes a subjective determination as to each independent director that no material relationship exists with Pier 1 Imports. The board of directors will broadly consider all relevant facts and circumstances relating to a director in determining whether that director is independent.

On October 11, 2012, the board of directors increased the size of the board of directors from eight directors to nine and elected to the board of directors Cheryl A. Bachelder. On January 22, 2013, Michael R. Ferrari resigned from the board of directors. On January 25, 2013, the board of directors reduced the number of directors comprising the board to be elected by shareholders of Pier 1 Imports at the annual meeting from nine to eight, subject to further change by the board of directors pursuant to the authority delegated to the board of directors by Pier 1 Imports' bylaws.

Based on the NYSE independence requirements, the board of directors has determined that seven of the eight current members of the board of directors are independent. They are directors Claire H. Babrowski, Ms. Bachelder, John H. Burgoyne, Hamish A. Dodds, Brendan L. Hoffman, Terry E. London and Cece Smith. Pier 1 Imports' president and chief executive officer, Alexander W. Smith, is the eighth member of the board of directors. The board of directors' determinations regarding independence also included Mr. Ferrari as independent during the time of his service as a director. Independence for the non-employee directors was considered under both the subjective and objective standards of the NYSE. In other words, none of the non-employee directors was disqualified from independent status under the objective standards, and under the subjective standard each non-employee director was determined not to have a material relationship with Pier 1 Imports.

Meetings of Independent Directors without Management Present

The independent directors of Pier 1 Imports met without management present four times during the last fiscal year. The non-executive chairman of the board of directors presided over these meetings.

Procedures for Communicating with Directors

The board of directors has established a process by which shareholders and other interested parties can send communications to board members. Shareholders and other interested parties can send written communications to one or more members of Pier 1 Imports' board of directors, addressed to:

[Name of Board Member], Board of Directors
Pier 1 Imports, Inc.
c/o Corporate Secretary
100 Pier 1 Place
Fort Worth, Texas 76102

In addition, shareholders and other interested parties may communicate with the chair or chairman of the audit committee, compensation committee, or nominating and corporate governance committee by sending an email to *auditchair@pier1.com*, *compchair@pier1.com*, or *corpgovchair@pier1.com*, respectively, as well as with the independent directors as a group by sending an email to *independentdirectors@pier1.com*, or the non-executive chairman of the board by sending an email to *boardchair@pier1.com*.

Communications are distributed to the board of directors or to the individual director or directors, as appropriate, depending on the subject matter and facts and circumstances outlined in the communication. Communications that are not related to the duties and responsibilities of the board of directors or a committee will not be distributed, including spam, junk mail and mass mailings, product complaints, product inquiries, new product suggestions, résumés and other forms of job inquiries, surveys, and business solicitations or advertisements. In addition, Pier 1 Imports will not distribute unsuitable material to its directors, including material that is unduly hostile, threatening or illegal.

Director Nomination Process

Board Member Qualification Criteria

The board of directors has adopted *Board Member Qualification Criteria* which set out the attributes and qualifications considered by the nominating and corporate governance committee in evaluating nominees for director. The primary qualities and characteristics the committee looks for in nominees for director are:

- management and leadership experience;
- relevant knowledge and diversity of background and experience; and
- personal and professional ethics, integrity and professionalism.

The committee believes that the board of directors should be comprised of individuals who have achieved a high level of distinction in business, education or public service. As a group, the board of directors should possess a diverse and broad range of skills, perspectives and experience relevant to Pier 1 Imports' business, such as:

- accounting and financial literacy;
- general knowledge of the retail industry;
- information technology experience;
- international business experience; and
- chief executive officer, chief financial officer or other senior management experience.

Although the *Board Member Qualification Criteria* do not contain a specific policy addressing diversity, the nominating and corporate governance committee considers whether each nominee complements and lends to a diverse and broad range of skills, perspectives and experience required of Pier 1 Imports' board of directors.

Internal Process for Identifying Candidates

Members of the nominating and corporate governance committee or other Pier 1 Imports' directors or executive officers may, from time to time, identify potential candidates for nomination for election to Pier 1 Imports' board of directors. The committee typically considers candidates for nomination to Pier 1 Imports' board of directors in March (the first month of the fiscal year) of each year. All proposed nominees, including candidates recommended for nomination by shareholders in accordance with the procedures described below, will be evaluated in light of Pier 1 Imports' Corporate Governance Guidelines, the *Board Member Qualification Criteria* and the projected needs of the board of directors at the time. The committee may retain a search firm to assist in identifying potential candidates for nomination to the board of directors. The search firm's responsibilities may include identifying and evaluating candidates believed to possess the qualities and characteristics set forth in the *Board Member Qualification Criteria*, as well as providing background information on potential nominees and interviewing and screening nominees if requested to do so by the committee.

During the fiscal year, the nominating and corporate governance committee, in conjunction with the board of directors, retained a firm to conduct a search for non-employee director candidates. The committee members along with other directors, in conjunction with representatives of the search firm, conducted evaluations and interviews with numerous candidates. The results of that process culminated in the board of directors electing Ms. Bachelder as a director on October 11, 2012.

Shareholder Recommendations for Directors

The nominating and corporate governance committee will consider candidates recommended by shareholders for nomination for election to Pier 1 Imports' board of directors. In order for a candidate recommended by a shareholder to be considered by the committee for inclusion as a nominee for director at the 2014 annual meeting of shareholders, the candidate must meet the *Board Member Qualification Criteria* described above and must consent to and be expressly interested in and willing to serve as a Pier 1 Imports director. The committee will then consider the independence of the candidate and evaluate the candidate in light of Pier 1 Imports' Corporate Governance Guidelines and *Board Member Qualification Criteria* described above.

A shareholder who wishes to recommend a candidate for consideration by the nominating and corporate governance committee for inclusion as a nominee for director at the 2014 annual meeting of shareholders should forward by certified or express mail the candidate's name, business or residence address, principal occupation or employment and a description of the candidate's qualifications to the Chairman of the Nominating and Corporate Governance Committee, in care of the corporate secretary, Pier 1 Imports, Inc., 100 Pier 1 Place, Fort Worth, Texas 76102. To be properly considered by the committee, Pier 1 Imports' corporate secretary must receive the recommendation and all required information no later than 5:00 p.m., local time, on January 20, 2014.

The corporate secretary will send properly submitted shareholder recommendations to the chairman of the committee. Individuals recommended to the committee by shareholders in accordance with these procedures will be evaluated by the committee in the same manner as individuals who are recommended through other means.

Shareholder Nominations at Annual Meeting

Pier 1 Imports' bylaws also permit a shareholder to propose a candidate at an annual meeting of shareholders who is not otherwise nominated for election by the board of directors through the process described above if the shareholder complies with the shareholder criteria, advance notice, shareholder and nominee information, consent and other provisions contained in the bylaws governing shareholder nominations of candidates for election to the board of directors. To comply with these provisions of our bylaws, a shareholder who wishes to nominate a director for election at the 2014 annual meeting of shareholders must provide Pier 1 Imports written notice in proper form accompanied by the requisite materials and information no earlier than March 4, 2014 and no later than April 3, 2014. You may contact Pier 1 Imports' corporate secretary to obtain the specific information that must be provided with the advance notice.

No shareholder recommended an individual for nomination for election to the board of directors at Pier 1 Imports' 2013 annual meeting of shareholders, and no shareholder gave Pier 1 Imports advance written notice that the shareholder intends to nominate a person for election to the board of directors at the 2013 annual meeting of shareholders.

Committees of the Board of Directors and Risk Oversight

The standing committees of the board of directors are the audit committee, the compensation committee, and the nominating and corporate governance committee. The board of directors may from time-to-time designate an executive committee. A brief description of each committee's functions follows:

Audit Committee. The audit committee's purpose is to:

- assist the board of directors with oversight of:
  - ➢ the integrity of Pier 1 Imports' financial statements,
  - ➢ Pier 1 Imports' system of internal control,
  - ➢ Pier 1 Imports' compliance with legal and regulatory requirements,
  - ➢ Pier 1 Imports' independent registered public accounting firm's qualifications and independence, and
  - ➢ the performance of Pier 1 Imports' internal audit function and independent registered public accounting firm (including the hiring, compensation and retention of such firm);
- prepare the audit committee report that is included in this proxy statement; and
- discuss the guidelines and policies governing the process by which risk assessment and management is undertaken by Pier 1 Imports.

As part of fulfilling its role in discussing the guidelines and policies governing the process by which risk assessment and management is undertaken by Pier 1 Imports, the audit committee receives periodic reports from Pier 1 Imports' management on Pier 1 Imports' assessment and management of identified risks. The audit committee updates the board of directors as needed on those risks. From time-to-time the entire board, another committee of the board or a specially designated committee of the board may assist the audit committee in this process.

Each member of the audit committee is independent and the board of directors has determined that each member is an audit committee financial expert, as defined by the SEC, and therefore has accounting or related financial management expertise and is financially literate within the meaning of NYSE listing standards.

Compensation Committee. The compensation committee's purpose is to:

- develop, review, approve and modify Pier 1 Imports' compensation philosophy as necessary to achieve Pier 1 Imports' overall business strategies and goals, attract and retain key executives, link compensation to organizational performance, and provide competitive compensation opportunities;
- discharge (except to the extent otherwise governed by an existing employment contract or other arrangement approved by the board of directors or compensation committee) the board of directors' responsibilities relating to compensation of Pier 1 Imports' non-employee directors, chief executive officer, executive officers, and other senior officers who report directly to Pier 1 Imports' chief executive officer;
- establish, oversee and administer (except to the extent delegated in a governing plan document or otherwise) the policies and plans that govern the components of the compensation of those individuals, including, but not limited to, cash, equity, short-term and long-term incentives, bonus, special or supplemental benefits, and perquisites; and
- receive a report from Pier 1 Imports' management regarding succession planning, and the development and retention of executive management talent to ensure leadership continuity and organizational strength to achieve Pier 1 Imports' business strategies and goals.

The compensation committee may retain outside compensation consulting firms to assist in the evaluation of executive officer and non-employee director compensation, and has the authority to obtain advice and assistance from internal or external legal, accounting and other consultants.

The compensation committee and board of directors believe that Pier 1 Imports' proven success and continuation of that success depends, in large part, on its ability to successfully attract, motivate and retain a qualified executive management team. Accordingly, Pier 1 Imports' overall compensation philosophy is that its executive program should be structured to attract and retain highly skilled and motivated individuals who will lead Pier 1 Imports to successful performance that is consistent with shareholders' expectations. Pier 1 Imports accomplishes this by creating total compensation packages which are competitive in the retail industry, fair and equitable among the executives, and provide strong incentives for the long-term success and performance of Pier 1 Imports. The compensation committee will continue to administer and develop Pier 1 Imports' compensation programs in a manner designed to achieve these objectives. The compensation committee also believes that the total compensation opportunity provided for the executive officers must be evaluated against the compensation of comparable peer group companies.

Base salary, short-term incentive and long-term incentive compensation recommendations for the executive officers are typically presented to the compensation committee at one or more of the committee's meetings in January, February and March of each year. The presentations include recommendations by Pier 1 Imports' chief executive officer, human resources compensation group, or both, on those elements of compensation, plus recommended plan design changes, if any, and a summary of all proposed awards to all eligible levels of management. The presentations may also include survey data from a peer group of retail companies for the compensation committee's consideration along with studies and recommendations from outside consultants. At the March meeting (which is the first month of the fiscal year) the compensation committee and board of directors consider for approval the fiscal year compensation with a targeted effective date in April. Implementation of any equity grant or other incentive plan compensation for the year occurs after board of directors and compensation committee approvals.

During fiscal 2013, the compensation committee retained Pay Governance LLC as its executive compensation consultant. In its role as executive compensation consultant to the compensation committee, Pay Governance reported directly and was accountable to the compensation committee. For fiscal 2013, Pay Governance provided market data and recommendations to the compensation committee regarding base salary, short-term incentive and long-term incentive elements of total executive compensation. The market data was from a peer group of specialty retailers, all of which were publicly traded at the time the market data was provided, in addition to data provided by the *2012 Towers Watson Retail/Wholesale Survey*. The total fees paid to Pay Governance for the fiscal year were less than $120,000. Pay Governance did not provide any other services to Pier 1 Imports during fiscal 2013, other than non-customized survey data information.

In compliance with the SEC and NYSE disclosure requirements regarding the independence of compensation consultants, Pay Governance provided the compensation committee with a letter addressing each of the six independence factors. Their response affirms the independence of Pay Governance and their partners, consultants and employees who advise the compensation committee on executive compensation matters.

In addition to the compensation committee consultant described above, Pier 1 Imports' management may, from time to time, retain an outside consultant for assistance and guidance in the formulation of new compensation programs and retirement plans and the modification of existing compensation programs and retirement plans. For fiscal 2013 Pier 1 Imports' management did not retain an outside consultant to recommend the amount or form of executive or non-employee director compensation.

Each member of the compensation committee is independent.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for considering and making recommendations to the board of directors regarding nominees for election to the board of directors and the membership of the various board of directors' committees. The nominating and corporate governance committee is also responsible for overseeing the Pier 1 Imports, Inc. Corporate Governance Guidelines described earlier in this proxy statement and other corporate governance matters. Each member of the nominating and corporate governance committee is independent.

Executive Committee. An executive committee was designated by the board of directors through June 26, 2012. The executive committee, during intervals between board meetings, had all of the powers and authority of the full board in the management of Pier 1 Imports' business, except for powers or authority that may not be delegated to the executive committee pursuant to Pier 1 Imports' bylaws, or as a matter of law or that are delegated by the board of directors to another committee. The non-executive chairman of the board was chairman of the executive committee. An executive committee was not designated by the board of directors after June 26, 2012 and is not currently designated.

Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders

In fiscal 2013, each director attended at least 75% of the total number of board of directors meetings and meetings of the board of directors standing committee or committees on which he or she served and which were held during the time of his or her service as a director and/or committee member. Although Pier 1 Imports has no formal policy on the matter, all directors are encouraged to attend Pier 1 Imports' annual meeting of shareholders. Last year, all directors then serving at the time attended Pier 1 Imports' annual meeting of shareholders in person, except Mr. Ferrari who attended by telephone. Committee memberships, the number of meetings of the full board and each standing committee, and each director's dates of service for fiscal 2013 are shown in the table below.

Name	Board of Directors	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Executive Committee
Claire H. Babrowski					
02/26/2012 to 03/02/2013	Member				
02/26/2012 to 06/26/2012				Member	
06/26/2012 to 03/02/2013		Member		Chair	
Cheryl A. Bachelder (elected October 11, 2012)					
10/11/2012 to 03/02/2013	Member				
01/25/2013 to 03/02/2013			Member		
John H. Burgoyne					
02/26/2012 to 03/02/2013	Member		Chairman		
Hamish A. Dodds					
02/26/2012 to 03/02/2013	Member	Member			
Michael R. Ferrari (resigned January 22, 2013)					
02/26/2012 to 06/26/2012	Non-Executive Chairman		Member		Chairman
06/26/2012 to 01/22/2013	Member			Member	
Brendan L. Hoffman					
02/26/2012 to 03/02/2013	Member		Member		
Terry E. London					
02/26/2012 to 06/26/2012	Member	Chairman		Member	
06/26/2012 to 03/02/2013	Non-Executive Chairman		Member		
01/25/2013 to 03/02/2013				Member	
Alexander W. Smith					
02/26/2012 to 03/02/2013	Member				
02/26/2012 to 06/26/2012					Member
Cece Smith					
02/26/2012 to 03/02/2013	Member				
02/26/2012 to 06/26/2012		Member		Chair	
06/26/2012 to 03/02/2013		Chair		Member	
Number of Meetings in Fiscal 2013	7	12	8	4	0

Non-Employee Director Compensation for the Fiscal Year Ended March 2, 2013

Fees Paid to Directors

Directors who are Pier 1 Imports employees do not receive any compensation for their board activities. Non-employee directors receive an annual cash retainer of $150,000. In addition, the audit committee chair and compensation committee chair each receive an additional annual cash retainer of $25,000; the nominating and corporate governance committee chair receives an additional annual cash retainer of $10,000; and the non-executive chairman of the board of directors receives an additional annual cash retainer of $75,000. The annual retainers for fiscal 2013 were paid monthly in arrears. For fiscal 2013, non-employee directors did not receive additional fees for attending meetings, nor did they receive stock option or restricted stock grants. During fiscal 2013, each non-employee director was eligible to participate in the Pier 1 Imports' Director Deferred Stock Unit Program, the Pier 1 Imports, Inc. Stock Purchase Plan and the Pier 1 Imports, Inc. Deferred Compensation Plan.

During fiscal 2013, all of Pier 1 Imports' non-employee directors, other than Ms. Babrowski, participated in Pier 1 Imports' Director Deferred Stock Unit Program. The program provided an optional deferral of up to 100% of the annual cash retainer fees. Deferred director annual retainer fees (but not committee chair or chairman annual retainers) are matched 25% by Pier 1 Imports and the total deferred fees and matching contributions are converted into an equivalent value of deferred stock units ("DSU's") up to a maximum calendar year limit of 375,000 units per individual. Deferred fees plus matching contributions are converted to DSU's based on the closing price of Pier 1 Imports' common stock on the day the fees are payable. The DSU's are credited to an account maintained by Pier 1 Imports for each non-employee director. Each DSU is the economic equivalent of one share of Pier 1 Imports' common stock. Each DSU is eligible to receive dividends payable on Pier 1 Imports' common stock in additional DSU's equal to the dividend per share of common stock divided by the closing price of Pier 1 Imports' common stock on the dividend payable date. The DSU's do not have voting rights. The DSU's will be exchanged one-for-one for shares of Pier 1 Imports' common stock on the date the person ceases to be a member of the board of directors and the shares will be transferred to the person within five business days of such date, except that DSU's will be settled in cash to the extent applicable plan limitations at such time preclude issuing Pier 1 Imports' common stock.

Mses. Babrowski, Bachelder and Smith participated in the Pier 1 Imports, Inc. Stock Purchase Plan during fiscal 2013. The stock purchase plan is a broad based plan available to all non-employee directors and all eligible employees. The plan provides that non-employee directors may contribute to the plan all or a portion of their monthly cash director fees. Pier 1 Imports will contribute to the plan an amount equal to 25% of each non-employee director's contribution. The contributed funds are used monthly to purchase shares of Pier 1 Imports' common stock based on an average of the NYSE closing prices for Pier 1 Imports' common stock on each Friday during the month. Shares purchased are allocated to the accounts of participants in proportion to the funds received from each respective account. All shares in a participant's account are automatically distributed to the participant at least once each calendar year without affecting the participant's participation in the plan. A participant's account is credited with all dividends paid on shares held in his or her account. All cash dividends are reinvested under the plan in common stock.

None of the non-employee directors participated in the Pier 1 Imports, Inc. Deferred Compensation Plan in fiscal 2013.

Fiscal 2013 Non-Employee Director Compensation Table

The following table sets forth a summary of the compensation with respect to the fiscal year ended March 2, 2013, for services rendered in all capacities to Pier 1 Imports by its non-employee directors:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation(3) ($)	Total ($)
Claire H. Babrowski	$156,762	$ 0	$0	$0	$0	$6,875	$163,637
Cheryl A. Bachelder (elected October 11, 2012)	$ 57,589	$ 6,250	$0	$0	$0	$8,147	$ 71,986
John H. Burgoyne	$175,000	$67,322	$0	$0	$0	–	$242,322
Hamish A. Dodds	$150,000	$20,704	$0	$0	$0	–	$170,704
Michael R. Ferrari (resigned January 22, 2013)	$160,000	$38,795	$0	$0	$0	–	$198,795
Brendan L. Hoffman	$150,000	$20,704	$0	$0	$0	–	$170,704
Terry E. London	$208,988	$32,624	$0	$0	$0	–	$241,612
Cece Smith	$170,143	$64,611	$0	$0	$0	$7,292	$242,046

(1) This column represents the amount of cash compensation earned in fiscal 2013 for board and committee service. As described in footnote 2 below, certain percentages of this cash compensation were deferred by each director into the Pier 1 Imports' Director Deferred Stock Unit Program.

(2) This column represents the dollar value of Pier 1 Imports' 25% match on director annual cash retainer fees (but not committee chair or chairman annual retainers) deferred by each director into the Pier 1 Imports' Director Deferred Stock Unit Program. This amount was converted to DSU's as shown in the table below. The dollar amount represents the grant date fair value of such DSU's granted in fiscal 2013 in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation-Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R) ("FASB ASC Topic 718"). The number of DSU's is calculated using the closing price of Pier 1 Imports' common stock on the last trading day of each fiscal month in which the fees were earned, which price also represents the grant date fair value of the DSU's.

The following table shows fiscal 2013 DSU's for each non-employee director given his or her deferral percentage and Pier 1 Imports' match:

Name	Deferral %	Fiscal Year 2013 Fees Deferred ($)	DSU's Converted from Deferred Fees (#)	DSU's Converted from 25% Company Match (#)	Dividends Deferred During Fiscal Year 2013 ($)	DSU's Converted from Deferred Dividends (#)	Aggregate DSU's Owned at Fiscal 2013 Year-End (#)
Claire H. Babrowski	0%	$ 0	0	0	$ 0	0	0
Cheryl A. Bachelder (elected October 11, 2012)	0%/100%(b)	$ 25,000	1,121	280	$ 0	0	1,401
John H. Burgoyne	75%/50%(c)	$123,958	6,666	1,428	$40,759	2,145	244,857
Hamish A. Dodds	50%	$ 75,000	3,996	999	$ 1,954	102	14,033
Michael R. Ferrari(a) (resigned January 22, 2013)	20%/0%(d)	$ 29,857	1,654	344	$32,545	1,714	0
Brendan L. Hoffman	50%	$ 75,000	3,996	999	$ 1,954	102	14,033
Terry E. London	10%	$ 20,899	1,107	200	$28,874	1,521	171,436
Cece Smith	100%/0%(e)	$140,976	7,737	1,718	$33,361	1,755	201,266

(a) Mr. Ferrari was credited with 192,786.54 DSU's at the time of his resignation as a director on January 22, 2013. Those DSU's received dividends in the form of additional DSU's of 440.76 based on the cash dividends payable by Pier 1 Imports on its common stock on January 30, 2013. The total balance of Mr. Ferrari's DSU's were exchanged for an equal number of shares of Pier 1 Imports' common stock and were subsequently delivered to him. The closing price of Pier 1 Imports' common stock on January 22, 2013 was $21.95 and on January 30, 2013 was $21.87.

(b) Effective January 1, 2013, Ms. Bachelder elected to defer 100% of her cash fees.

(c) Effective January 1, 2013, Mr. Burgoyne elected to defer 50% of his cash fees.

(d) Effective January 1, 2013, Mr. Ferrari elected to defer 0% of his cash fees.

(e) Effective January 1, 2013, Ms. Smith elected to defer 0% of her cash fees and participate in the Pier 1 Imports, Inc. Stock Purchase Plan.

The following table shows the Pier 1 Imports' common stock closing price by month used to calculate the number of DSU's to be received for deferred director fees plus any Pier 1 Imports' match. This closing price also represents the grant date fair value of each DSU in accordance with FASB ASC Topic 718.

Fiscal Month in which Fees were Earned	Closing Price of Pier 1 Imports' Common Stock on Last Trading Day of each Fiscal Month
March 2012	$18.18
April 2012	$17.89
May 2012	$17.06
June 2012	$16.43
July 2012	$16.39
August 2012	$18.22
September 2012	$18.74
October 2012	$20.33
November 2012	$20.11
December 2012	$19.55
January 2013	$22.07
February 2013	$22.55

(3) The following table describes each component of All Other Compensation for fiscal 2013:

Fiscal 2013 All Other Compensation

Name	Payments Relating to Stock Purchase Plan(a)	Other Expenses(b)	Total All Other Compensation
Claire H. Babrowski	$6,875	–	$6,875
Cheryl A. Bachelder (elected October 11, 2012)	$8,147	–	$8,147
John H. Burgoyne	N/A	–	–
Hamish A. Dodds	N/A	–	–
Michael R. Ferrari (resigned January 22, 2013)	N/A	–	–
Brendan L. Hoffman	N/A	–	–
Terry E. London	N/A	–	–
Cece Smith	$7,292	–	$7,292

(a) This column reports aggregate matching contributions to the account of each director who participated in the Stock Purchase Plan.

(b) Perquisites and personal benefits aggregating less than $10,000 are not shown.

Stock Options Outstanding

Non-employee director stock options outstanding on March 2, 2013 are shown below:

Name	Grant Date	Expiration Date	Exercise Price	Aggregate Number of Outstanding Stock Options (Exercisable)
John H. Burgoyne	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
Total				18,000
Michael R. Ferrari(1)	06/23/2006	01/22/2016	$ 7.5500	6,000
(resigned January 22, 2013)	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
Total				18,000
Terry E. London	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	09/25/2003	09/25/2013	$19.4000	5,000
Total				23,000

(1) At the time of his resignation, Mr. Ferrari held unexercised stock option awards. Given Mr. Ferrari's age at the time of his resignation, those awards, by their terms, expire on the earlier of the expiration date in the award agreement or January 22, 2016, which is the third anniversary of the date Mr. Ferrari ceased to be a director.

Security Ownership of Directors and Named Executive Officers

The following table indicates the ownership of Pier 1 Imports' common stock by each director and nominee, each named executive officer shown below in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended March 2, 2013, February 25, 2012 and February 26, 2011," and all directors and executive officers as a group, as of May 3, 2013, unless otherwise indicated below:

Name of Beneficial Owner	Common Shares Beneficially Owned(1)(2)	Percent of Class
Claire H. Babrowski	6,133	*
Cheryl A. Bachelder	4,836	*
Michael R. Benkel	118,531	*
John H. Burgoyne	268,073	*
Catherine David	117,940	*
Hamish A. Dodds	14,720	*
Brendan L. Hoffman	14,720	*
Sharon M. Leite	92,925	*
Terry E. London	194,629	*
Alexander W. Smith	2,901,713	2.68%
Cece Smith	240,553	*
Charles H. Turner	391,659	*
All directors and executive officers as a group (16 individuals)	5,075,288	4.64%

* Represents less than 1% of the outstanding shares of the class.

(1) The table includes shares that the person has the right to acquire within 60 days of May 3, 2013, upon the exercise of stock options granted pursuant to Pier 1 Imports' stock option plans: Mr. Benkel (20,000 shares),

Mr. Burgoyne (12,000 shares), Mr. London (23,000 shares), Mr. Smith (1,150,000 shares), Mr. Turner (165,000 shares), and to all directors and executive officers as a group (1,697,500 shares).

(2) The table includes DSU's as of May 3, 2013, for Ms. Bachelder (2,774 DSU's), Mr. Burgoyne (245,635 DSU's), Mr. Dodds (14,720 DSU's), Mr. Hoffman (14,720 DSU's), Mr. London (171,628 DSU's), and Ms. Smith (201,266 DSU's). The DSU's will be exchanged one-for-one for shares of Pier 1 Imports' common stock when the director ceases to be a member of the board of directors, as described above under the caption "Non-Employee Director Compensation for the Fiscal Year Ended March 2, 2013 – Fees Paid to Directors." A DSU is the economic equivalent of one share of Pier 1 Imports' common stock.

Security Ownership of Certain Beneficial Owners

The following table indicates the ownership by each person who is known by Pier 1 Imports as of May 3, 2013, to beneficially own more than 5% of Pier 1 Imports' common stock:

Name and Address of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class
Greek Investments, Inc. Harbour House Queen Street Grand Turk Turks and Caicos Islands	12,348,976(1)	11.53%
Columbia Wanger Asset Management, LLC 227 West Monroe Street, Suite 3000 Chicago, IL 60606	9,331,150(2)	8.71%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	5,564,899(3)	5.19%
State Street Corporation One Lincoln Street Boston, MA 02111	5,475,909(4)	5.11%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	5,393,516(5)	5.03%

(1) This information was obtained from a Schedule 13G filed with the SEC on February 14, 2013, by Greek Investments, Inc., Jorge Constantino, Panayotis Constantino, Milany Limited, Eleonas Ltd, Nisos Purpose Trust and AMCO PTC as Reporting Persons for the shares listed. The filing indicates that each of the Reporting Persons, other than Greek Investments and Milany, disclaim beneficial ownership of the shares reported as beneficially owned by any such Reporting Person, and the filing of the Schedule 13G shall not be construed as an admission that any such person is the beneficial owner of any such securities. The filing further indicates that following a restructuring of the ownership of Greek Investments on July 27, 2011, none of the Reporting Persons, other than Greek Investments and Milany, retained an economic interest in the shares and states that another person, Cubiro Investments Limited, owns all of the rights to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(2) This information was obtained from a Schedule 13G/A filed with the SEC on February 14, 2013, by Columbia Wanger Asset Management, LLC and Columbia Acorn Fund. The filing indicates that Columbia Wanger Asset Management, LLC ("CWAM") does not directly own any of the shares listed. The filing further indicates that as the investment advisor of Columbia Acorn Fund and various other investment companies and managed accounts, CWAM may be deemed to beneficially own the shares reported by Columbia Acorn Fund. Accordingly, the filing indicates that the shares reported by CWAM include those shares separately reported by Columbia Acorn Fund. According to the filing, the shares listed include 7,185,000 shares (6.7% of class) held by Columbia Acorn Fund over which it claims to have sole voting and dispositive power.

(3) This information was obtained from a Schedule 13G filed with the SEC on January 30, 2013, by BlackRock, Inc. as beneficial owner of the shares listed. The filing indicates that the beneficial owner has sole voting and sole dispositive power over all of the shares listed.

(4) This information was obtained from a Schedule 13G filed with the SEC on February 12, 2013, by State Street Corporation as beneficial owner of the shares listed. The filing indicates that the beneficial owner has shared voting and shared dispositive power over all of the shares listed. According to the filing, the shares listed include shares held by the following direct or indirect subsidiaries of State Street Corporation: State Street Bank and Trust Company, SSGA Funds Management, Inc., State Street Global Advisors Limited, State Street Global Advisors Ltd. and State Street Global Advisors, Australia Limited.

(5) This information was obtained from a Schedule 13G/A filed with the SEC on February 11, 2013, by The Vanguard Group, Inc. as beneficial owner of the shares listed. The filing indicates that the beneficial owner has sole voting power over 142,891 of the shares listed, sole dispositive power over 5,255,625 of the shares listed and shared dispositive power over 137,891 of the shares listed. According to the filing, the shares listed include shares held by Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., who is the beneficial owner of 137,891 shares or 0.13% of the Common Stock outstanding of Pier 1 Imports as a result of its serving as investment manager of collective trust accounts. The filing also indicates that the shares listed also include shares held by Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of the Vanguard Group, Inc., who is the beneficial owner of 5,000 shares or 0.00% of the Common Stock outstanding of Pier 1 Imports as a result of its serving as investment manager of Australian investment offerings.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires Pier 1 Imports' directors and executive officers, and persons who own more than 10% of a registered class of Pier 1 Imports' equity securities, to file with the SEC and the NYSE reports disclosing their ownership and changes in ownership of Pier 1 Imports' common stock or other equity securities. Pier 1 Imports' executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish Pier 1 Imports with copies of all Section 16(a) reports they file. To Pier 1 Imports' knowledge, and based solely on a review of the furnished Section 16(a) reports, all Section 16(a) filing requirements applicable to Pier 1 Imports' executive officers, directors and greater than 10% beneficial owners during the last fiscal year were observed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION; CERTAIN RELATED PERSON TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

Each director of Pier 1 Imports who served as a member of the compensation committee during the fiscal year ended March 2, 2013 is identified above under the caption "Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders." During fiscal 2013, there were no compensation committee interlocks or insider participation.

Related Person Transaction Policies and Procedures

Pier 1 Imports' board of directors has adopted as part of its Code of Business Conduct and Ethics a written Related Person Transaction Policies and Procedures which is administered by the nominating and corporate governance committee. Pier 1 Imports' Code of Business Conduct and Ethics is available on its web site at *www.pier1.com* under the heading Investor Relations – Corporate Governance. The policy applies to any transaction or series of transactions in which Pier 1 Imports is a participant, the amount involved exceeds $120,000 annually, and a related person has a direct or indirect material interest. The policy defines a "related person" as any (a) person who is or was (since the beginning of the last fiscal year for which Pier 1 Imports has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as director, (b) greater than 5% beneficial owner of Pier 1 Imports' common stock, or (c) immediate family member of any of the foregoing.

Transactions that fall within the policy ("interested transactions") will be reviewed by the committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the committee will decide whether or not to approve the interested transaction and will approve only those transactions that are believed to be in the best interest of Pier 1 Imports.

The policy provides that "certain interested transactions" are deemed to be pre-approved, even if the aggregate amount involved will exceed $120,000. Those interested transactions are: (a) employment of executive officers, (b) director compensation, (c) certain transactions with other companies if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of the other company's total annual revenues, (d) certain charitable contributions by Pier 1 Imports if the aggregate amount involved does not exceed the lesser of $10,000 or 2% of the organization's total annual receipts, (e) transactions where all shareholders receive proportional benefits (e.g., dividends), (f) transactions involving competitive bids, (g) regulated transactions, and (h) certain banking-related services. In addition, the policy delegates to the chair of the nominating and corporate governance committee the authority to pre-approve or ratify any interested transaction in which the aggregate amount involved is expected to be less than $250,000. During fiscal 2013, the chair of the nominating and corporate governance committee did not pre-approve or ratify any transactions.

Transactions with Related Persons

During fiscal 2013, there were no transactions exceeding $120,000 in which Pier 1 Imports was a participant, or is to be a participant, and in which any related person had or will have a direct or indirect material interest.

Pier 1 Imports indemnifies its directors and its executive officers to the fullest extent permitted by law and has also entered into agreements with these individuals contractually obligating Pier 1 Imports to provide this indemnification to them.

ITEMS OF BUSINESS TO BE ACTED UPON AT THE MEETING

PROPOSAL NO. 1 – Election of Directors

The shareholders will vote to elect as directors the eight nominees named below at the annual meeting of shareholders. Those elected will serve on the board of directors until the next annual meeting of shareholders and until their successors are elected and qualified. The board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated each person listed below to stand for election. Although Pier 1 Imports does not anticipate that any of the nominees will be unable or unwilling to serve as a director, in the event that is the case, the board of directors may reduce its size or choose a substitute for that nominee.

In order to be elected, a nominee for director must receive the affirmative vote of a majority of the votes cast with respect to such nominee by the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. A "majority of the votes cast" means that the number of votes cast "For" a nominee exceeds the number of votes cast "Against" the nominee. Abstentions and broker non-votes are not considered as votes cast.

The board of directors unanimously recommends a vote "For" the election of each of the following nominees as a director.

Nominees for Directors

As reflected in the section above captioned "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership," the primary qualities and characteristics nominees to the board of directors should possess are management and leadership experience; relevant knowledge; diversity of background and experience; and personal and professional ethics, integrity and professionalism. All eight of the nominees possess these attributes. The specific experiences, qualifications, attributes and skills of each individual which led to her or his nomination are included in the individual discussions below.

CLAIRE H. BABROWSKI

Ms. Babrowski, age 55, is being nominated for her third consecutive term on the board of directors. During fiscal 2013, Ms. Babrowski served as a member and chair of the nominating and corporate governance committee and as a member of the audit committee. Ms. Babrowski brings to the board experience in key leadership roles in leading global and domestic multi-unit companies. She possesses significant experience in operations, finance, international and general management as well as global exposure. Ms. Babrowski most recently served as executive vice president, chief operating officer of Toys "R" Us, Inc. from 2007 to 2010. She started her career spending 30 years at McDonald's Corporation, where her last position was senior executive vice president and chief restaurant operations officer. From 2005 to 2006, Ms. Babrowski worked for RadioShack Corporation serving as executive vice president and chief operating officer, and then president, chief operating officer and acting chief executive officer. Ms. Babrowski currently serves as (i) a director and audit committee member of Delhaize Group, a Belgian company whose American Depository Receipts are traded on the NYSE and whose ordinary shares are traded on the NYSE Euronext in Brussels, and (ii) a member of the board of managers of QCE Finance LLC, which is the ultimate parent company of Quiznos®, and is the chair of the operations and development committee and serves on the marketing committee. Ms. Babrowski previously served as a director and chairman of Chipotle Mexican Grill, Inc.

CHERYL A. BACHELDER

Ms. Bachelder, age 57, is being nominated to her first full term on the board of directors. During fiscal 2013, Ms. Bachelder served as a member of the compensation committee. Ms. Bachelder is a restaurant industry executive who brings to the board over 30 years of brand building, operations and public-company management experience. Ms. Bachelder has served as chief executive officer of AFC Enterprises, Inc. since November 1, 2007. From November 2007 through February 2012, Ms. Bachelder also served as president of Popeyes® Louisiana Kitchen. Ms. Bachelder has served on the board of AFC Enterprises, Inc. since November 2006 and served on the board of True Value Corporation from July 2006 through February, 2013. From January 2001 to September 2003, she was the president and chief concept officer for KFC Corporation in Louisville, Kentucky. While at KFC, she was responsible for leading its U.S. restaurant business. From June 1995 to December 2000, Ms. Bachelder served as vice president, marketing and product development for Domino's Pizza, Inc.

JOHN H. BURGOYNE

Mr. Burgoyne, age 71, is being nominated to his fourteenth consecutive term on the board of directors. During fiscal 2013, Mr. Burgoyne served as the chairman of the compensation committee. He brings to the board executive-level management and leadership skills along with extensive knowledge and experience in international business operations, specifically in the areas of China and the Pacific Regions of Asia. Prior to his retirement in 2007, Mr. Burgoyne's career included serving as president of an international consulting firm, Burgoyne & Associates; and serving as the general manager of IBM's Travel Industry Sector for the Asia Pacific Region; and serving as President and General Manager of IBM China Corp. In addition, Mr. Burgoyne serves his community in numerous volunteer leadership capacities. Mr. Burgoyne serves as the volunteer fire chief for the Greenwood community in Parker County, Texas, and on the certification board of the State Firemen's & Fire Marshals' Association of Texas, where, in both capacities, he has achieved recognized public safety and governmental experience on a local, state and national level.

HAMISH A. DODDS

Mr. Dodds, age 56, is being nominated for his third consecutive term on the board of directors. During fiscal 2013, Mr. Dodds served as a member of the audit committee. Mr. Dodds brings to the board over thirty years of executive experience in the shipping, retail, consumer goods and hospitality industries and has lived and worked in Europe, the Middle East, Africa, South America and the United States, gaining extensive international experience in finance, franchising, joint ventures and brand management. As president and chief executive officer for Hard Rock International since 2004, Mr. Dodds oversees the strategic development and operations of restaurants, hotels, casinos and live music venues across 58 countries. Previously, Mr. Dodds has served as a board member and compensation committee member and chief executive officer for CabCorp, as division president for PepsiCo Beverages covering South America, Central America and the Caribbean, and in a variety of general management and financial positions for PepsiCo, The Burton Group (now Arcadia Group) in the United Kingdom, and Overseas Containers, Ltd. Mr. Dodds is a fellow member of the Institute of Chartered Management Accountants.

BRENDAN L. HOFFMAN

Mr. Hoffman, age 44, is being nominated for his third consecutive term on the board of directors. During fiscal 2013, Mr. Hoffman served as a member of the compensation committee. Mr. Hoffman serves as president and chief executive officer of The Bon-Ton Stores, Inc. He brings to the board a broad retail background including experience in direct marketing, fulfillment and e-commerce operations. From October 2008 to February 2012, Mr. Hoffman served as president and chief executive officer of Lord & Taylor, a division of Hudson's Bay Trading Company. Prior to that, Mr. Hoffman served six years as president and chief executive officer of Neiman Marcus Direct, where he oversaw the growth of neimanmarcus.com and the launch and growth of bergdorfgoodman.com. Mr. Hoffman held previous positions as vice president of Last Call Clearance Division at Neiman Marcus Stores; divisional merchandise manager of Bergdorf Goodman, Inc., a subsidiary of the Neiman Marcus Group; and divisional merchandise manager of Lord & Taylor, where he began his retail career in the executive training program. Mr. Hoffman serves on the advisory board of the Jay H. Baker Retailing Initiative at The Wharton School.

TERRY E. LONDON

Mr. London, age 63, is being nominated for his eleventh consecutive term on the board of directors. During fiscal 2013, Mr. London served as the non-executive chairman of the board, chairman of the audit committee and as a member of the compensation and nominating and corporate governance committees. A certified public accountant and president of the London Broadcasting Company, Inc., Mr. London provides the board with significant finance, accounting, media, and public company board knowledge and experience. Mr. London was voted the Broadcaster of the Year in 2011 by the Texas Association of Broadcasters. Earlier in his career, Mr. London served as president and chief executive officer, as well as chief financial and administrative officer, of Gaylord Entertainment Company. Mr. London currently serves as a director of Johnson Outdoors, Inc. and previously served as a director of Bass Pro Shops, Inc. In his role as director on other boards, Mr. London has served as the chairman of the audit committee and member of the compensation committee.

ALEXANDER W. SMITH

Mr. Smith, age 60, has served on the board of directors since joining Pier 1 Imports as president and chief executive officer in February 2007. During fiscal 2013, Mr. Smith served as a member of the executive committee. Mr. Smith has over 30 years of retail and international branding experience. Prior to joining Pier 1 Imports, Mr. Smith served as Group President of the TJX Companies, Inc., where he oversaw the operations and development of Home Goods, Marshalls, and TJ Maxx plus a number of corporate functions. He was instrumental in the development of the TK Maxx stores in Great Britain and ran its international operations. Mr. Smith also has served as a director of Papa John's International, Inc., including service as chairman of its compensation committee and as a member of its audit committee. Mr. Smith's employment agreement provides that, at all times during the employment period, Pier 1 Imports will use its reasonable efforts to cause the board of directors, or an authorized committee thereof, to nominate Mr. Smith for election to the board of directors at each annual meeting of shareholders of Pier 1 Imports held during the employment period, and, if nominated, to cause the board of directors to recommend his election to the shareholders of Pier 1 Imports.

CECE SMITH

Ms. Smith, age 68, is being nominated for her seventh consecutive term on the board of directors. During fiscal 2013, Ms. Smith served as a member and chair of the nominating and corporate governance committee and as a member and chair of the audit committee. A certified public accountant, Ms. Smith brings a wealth of retail, finance, and corporate governance knowledge and experience to the board. Prior to her retirement in September 2007, Ms. Smith co-founded Phillips-Smith-Machens Venture Partners, a venture capital firm which invested in retail and consumer businesses. Prior to that, Ms. Smith served as the executive vice president of finance and administration for Pearle Health Services, the world's largest retail optical chain. Ms. Smith served as a director of Brinker International, Inc. from January 2002 to November 2012. Previously, Ms. Smith has served as a director of numerous public retailers, including Michaels Stores, Inc., Cheap Tickets, Inc., Hot Topic, Inc., and BizMart, Inc. and as a director and chairman of the Federal Reserve Bank of Dallas. In her role as director on other boards, Ms. Smith has served on audit, compensation and nominating and governance committees and has chaired audit and compensation committees.

The board of directors unanimously recommends a vote "For" the election of each of the above-named nominees as a director.

PROPOSAL NO. 2 – To Adopt a Non-binding, Advisory Resolution to Approve the Compensation of Pier 1 Imports' Named Executive Officers as Disclosed Pursuant to the Compensation Disclosure Rules of the Securities and Exchange Commission, Including the Compensation Discussion and Analysis, Compensation Tables and Narrative Discussion Below Under the Caption "Executive Compensation"

General Information

Under rules adopted by the SEC pursuant to Section 14A of the Exchange Act, our shareholders are entitled to vote not less frequently than every three years upon an advisory, non-binding resolution approving the compensation of Pier 1 Imports' named executive officers, as disclosed pursuant to the disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion (commonly called the "say-on-pay vote"). At our annual meeting of shareholders held on June 28, 2011, our shareholders indicated in an advisory vote that they overwhelmingly favored the say-on-pay vote every year. Accordingly, we are including in this proxy statement a non-binding, advisory shareholder vote on our executive compensation as described in this proxy statement. Shareholders are being asked to vote on the following resolution:

> RESOLVED, that the compensation of Pier 1 Imports' named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.

The compensation of our named executive officers, as disclosed by the Compensation Discussion and Analysis, compensation tables and narrative discussion, is shown below under the caption "Executive Compensation." As discussed in those disclosures, we believe that our compensation policies, principles, objectives and practices are focused on pay-for-performance and are strongly aligned with the long-term interests of our shareholders. Compensation of our named executive officers is designed to enable us to attract and retain talented and experienced senior executives to lead Pier 1 Imports successfully in a competitive environment.

Your vote on this resolution is advisory, and therefore not binding on Pier 1 Imports, the compensation committee, or the board of directors. The vote will not be construed to create or imply any change to the fiduciary duties of the board of directors, or to create or imply any additional fiduciary duties for the board of directors. However, our board of directors values the opinions of our shareholders, and, if the shareholders do not adopt the resolution set forth above, we will consider our shareholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this resolution is required to approve this resolution. Abstentions will be counted as represented and entitled to vote on this resolution and will have the effect of a vote "Against" the resolution. Broker non-votes will not be considered entitled to vote on this resolution and will not be counted in determining the number of shares necessary for approval of the resolution.

The board of directors unanimously recommends a vote "For" the non-binding, advisory resolution to approve the compensation of Pier 1 Imports' named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion below under the caption "Executive Compensation."

PROPOSAL NO. 3 – Ratification of the Audit Committee's Engagement of Ernst & Young LLP as Pier 1 Imports' Independent Registered Public Accounting Firm for Fiscal 2014

The audit committee has approved engaging Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2014. Ernst & Young LLP served as Pier 1 Imports' independent registered public accounting firm for fiscal 2013 and has served in that capacity since fiscal 1996. Although approval or ratification of such engagement is not required, Pier 1 Imports is seeking the shareholders' ratification of the audit committee's engagement of Ernst & Young LLP because we believe that allowing shareholders to express their view on the matter is good corporate governance. SEC Rule 10A-3(b)2 requires that the audit committee "...must be directly responsible for the appointment...of any registered public accounting firm...." Since the audit committee must follow this requirement, the ratification is not binding on Pier 1 Imports. Any failure of the shareholders to ratify the audit committee's engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm would, however, be considered by the audit committee in engaging Ernst & Young LLP.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to ratify the engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2014. Abstentions will be counted as represented and entitled to vote on this proposal and will have the effect of a vote "Against" the proposal.

The board of directors unanimously recommends a vote "For" the ratification of the audit committee's engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2014.

Relationship with Independent Registered Public Accounting Firm

The audit committee is directly responsible for the appointment, compensation, retention and oversight of Pier 1 Imports' independent registered public accounting firm. As described above, the audit committee has approved the engagement of Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2014.

The audit committee engaged Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2013 and the shareholders ratified that engagement at the annual meeting of the shareholders held on June 26, 2012. A representative of Ernst & Young LLP is expected to be present at the annual meeting of shareholders and will be given the opportunity to make a statement if he or she so desires and to respond to appropriate questions from shareholders.

Independent Registered Public Accounting Firm Fees

The following table presents fees incurred for professional services rendered by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm, for fiscal years ended March 2, 2013 and February 25, 2012.

	March 2, 2013	February 25, 2012
Audit Fees(1)	$ 953,880	$ 901,000
Audit Related Fees(2)	$ 27,500	$ 27,500
Tax Fees(3)	$ 364,844	$ 101,854
All Other Fees(4)	$ 2,008	$ 2,160
Total Fees	$1,348,232	$1,032,514

(1) Includes fees for services related to the annual audit of the consolidated financial statements, required statutory audits, if any, reviews of Pier 1 Imports' quarterly reports on Form 10-Q, the registered public accounting firm's report on Pier 1 Imports' internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002, and any registration statements during the respective periods.

(2) Includes fees for services related to the Pier 1 Imports, Inc. Stock Purchase Plan and Pier 1 Imports' consolidated balance sheet audits.

(3) Includes fees for services related to tax compliance, tax advice and tax planning.

(4) Includes fees for subscription to online research tool.

Pre-approval of Nonaudit Fees

The audit committee has adopted a policy that requires advance approval of all audit, audit related, tax and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the audit committee of specifically defined audit, audit related and tax services. Unless the specific service has been previously pre-approved with respect to a fiscal year, the audit committee must approve the permitted service before the independent registered public accounting firm is engaged to perform it. The audit committee has delegated to the chairman of the audit committee, or any of its other members, authority to approve permitted services up to $50,000 per engagement provided that any pre-approval decisions are reported to the committee at its next scheduled meeting.

AUDIT COMMITTEE REPORT

Each member of the audit committee is an independent director, pursuant to the independence requirements of the SEC and NYSE. In accordance with the committee's written charter, the committee assists the board of directors in overseeing the quality and integrity of Pier 1 Imports' accounting, auditing and financial reporting practices. In performing its oversight function, the committee reviewed and discussed Pier 1 Imports' audited consolidated financial statements as of and for the fiscal year ended March 2, 2013, with management and Pier 1 Imports' independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The committee also discussed with Pier 1 Imports' independent registered public accounting firm all matters required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the consolidated financial statements.

The committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the firm and Pier 1 Imports that might affect the firm's independence consistent with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence. The committee also discussed with the registered public accounting firm any relationships that may have an impact on its objectivity and independence and satisfied ourselves that the registered public accounting firm is independent. The committee also considered whether the provision of non-audit services by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm for fiscal 2013, to Pier 1 Imports is compatible with maintaining Ernst & Young LLP's independence.

Based on the above-described review and discussions with management and the independent registered public accounting firm, the committee recommended to the board of directors that Pier 1 Imports' audited consolidated financial statements be included in Pier 1 Imports' Annual Report on Form 10-K for the fiscal year ended March 2, 2013, for filing with the SEC.

AUDIT COMMITTEE

Cece Smith, Chair
Claire H. Babrowski
Hamish A. Dodds

EXECUTIVE COMPENSATION

Compensation Committee Report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis below. Based on the review and discussion, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in Pier 1 Imports' 2013 proxy statement.

COMPENSATION COMMITTEE
John H. Burgoyne, Chairman
Cheryl A. Bachelder
Brendan L. Hoffman
Terry E. London

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis disclosure is to provide material information about Pier 1 Imports' compensation policies, principles, objectives and practices for its named executive officers ("NEO") for fiscal 2013 and to put into perspective the tabular disclosures and related narratives that follow it.

Executive Summary

The executive officers' decisions and leadership over the past five years, even throughout the worst recessionary business climate in recent history, positioned Pier 1 Imports to achieve significantly improved and profitable operating performance in fiscal 2013. Detailed below are key business achievements during fiscal 2013, an overview of Pier 1 Imports' executive compensation philosophy and some highlights of Pier 1 Imports' executive compensation program in fiscal 2013.

FISCAL 2013 BUSINESS RESULTS HIGHLIGHTS:

- delivered a 7.5% annual comparable store sales increase resulting primarily from increases in traffic and average ticket in addition to delivering a 9.5% annual comparable store sales increase in fiscal 2012;
- delivered gross profit of 43.6% of fiscal 2013 sales that surpassed last year's gross profit of 42.5% of fiscal 2012 sales;
- limited selling, general and administrative expenses to 30.1% of fiscal 2013 sales, an improvement over last year's selling, general and administrative expenses of 31.0% of fiscal 2012 sales;
- delivered annual operating income of $199.0 million, or 11.7% of fiscal 2013 sales, a 28.6% improvement over last year's operating income of $154.8 million, or 10.1% of fiscal 2012 sales;
- maintained a strong balance sheet at year-end with $231.6 million in cash, inventory of $356.1 million, a 10.4% increase compared to fiscal 2012 year-end inventory, and $9.5 million in long-term debt;
- returned value to shareholders through a $0.04 quarterly cash dividend, which commenced in April 2012, and was subsequently increased by 25% to $0.05 per share in December 2012; approximately $18.0 million was paid in quarterly cash dividends during fiscal 2013;
- completed a $100 million share repurchase program in December 2012, repurchasing approximately 5.3% of Pier 1 Imports' outstanding common stock, which followed another $100 million share repurchase program completed in September 2011;
- authorized a new $100 million share repurchase program in December 2012 , all of which remained available for repurchase at the end of fiscal 2013;

- delivered a total shareholder return ("TSR") of approximately 38% in fiscal 2013. At the end of fiscal 2013, the three-year TSR for Pier 1 Imports was approximately 273%, compared to a three-year TSR for the S&P 500 which was approximately 47% during the same time period; and
- increased Pier 1 Imports' market capitalization by approximately $600 million, from $1.8 billion to approximately $2.4 billion.

EXECUTIVE COMPENSATION OVERVIEW

Pier 1 Imports' executive compensation philosophy is focused on pay for performance in conjunction with appropriate compensation practices aligned to meet the needs of the business. Below is a summary of compensation practices Pier 1 Imports has adopted that it believes drive performance, thereby increasing shareholder value:

What Pier 1 Imports Does

Pay for Performance. In fiscal 2013, 88% of Pier 1 Imports' CEO's target pay and 64% of the NEO's target pay (on average) was based on long-term and short-term incentives which are tied to financial results and stock performance.

Aggressive Short-Term Incentive Performance Metrics. The fiscal 2013 short-term incentive performance metric at target represented a 16.9% increase over fiscal 2012's actual results for that performance metric. Cumulatively, Pier 1 Imports' short-term incentive target has increased approximately 680% over the past three years.

Relative Performance in Pier 1 Imports' Equity Awards. Beginning in fiscal 2013, approximately 25% of the NEO's (excluding the CEO's) equity awards are earned based on Pier 1 Imports' stock performance against a peer group. The CEO will have a portion of his equity awards tied to the same performance metric beginning in fiscal 2014 pursuant to his renewed and extended employment agreement described below.

Annual Say-on-Pay with Vote Results. Pier 1 Imports holds an annual advisory say-on-pay vote. Last year, 96.3% of the votes represented at the meeting and entitled to vote on the say-on-pay proposal approved Pier 1 Imports' executive compensation program.

Management Continuity. Management continuity is vital to Pier 1 Imports' continued short-term and long-term success. As such, the CEO's employment agreement was renewed and extended during fiscal 2013.

Stock Ownership Guidelines. The board of directors has adopted stock ownership guidelines for Pier 1 Imports' officers and directors. At the end of fiscal 2013, each NEO had either satisfied the ownership guidelines, or was on track to satisfy those guidelines within the required timeframe. As of May 3, 2013, the CEO beneficially owns, for purposes of the guidelines, 1,001,712 shares of Pier 1 Imports stock, which has a value in excess of nineteen times his base salary.

Mitigation of Undue Risk. Pier 1 Imports' compensation plans have caps on the maximum level of payouts for its short-term incentive plan and maximum award grants for its long-term incentive plan, plus multiple performance metrics for the long-term incentives. An independent executive compensation consultant reports directly to the compensation committee of the board of directors. In addition, Pier 1 Imports conducts an annual risk assessment to verify that its compensation programs are not structured to promote inappropriate risk taking.

What Pier 1 Imports Does Not Do

No Tax Gross-Ups Upon Change in Control. Beginning with the CEO's renewed and extended employment agreement described below, which was signed during fiscal 2013 and which is effective beginning March 3, 2013, Pier 1 Imports has eliminated any tax gross-ups payable to the CEO associated with payments contingent on a change in control.

No Dividends on Unvested Restricted Stock. Beginning with the fiscal 2012 restricted stock grants, unvested time-based and performance-based restricted shares do **not** receive cash dividend payments.

During Fiscal 2013, no Above-Market Earnings were Paid on Deferred Compensation Arrangements.

No Across the Board Base Salary Increases for Executives. Pier 1 Imports evaluates the total compensation for all executives and only makes adjustments to base salary when necessary to reflect significant changes in the executive's responsibilities or in current market conditions.

No Hedging, Short Sales, Option Trading or Pledging of Pier 1 Imports' Common Stock. All employees and directors are prohibited from the following activities related to Pier 1 Imports' stock: hedging and other forms of monetizing transactions, short sales, option trading, and holdings in a margin account or pledging as collateral for a loan.

FISCAL 2013 EXECUTIVE COMPENSATION HIGHLIGHTS

The following is a brief summary of the most significant developments relating to Pier 1 Imports' chief executive officer compensation, to NEO base salaries and to short-term and long-term incentive programs during fiscal 2013.

Chief Executive Officer Compensation

One of the most significant accomplishments regarding executive pay in fiscal 2013 was the negotiation of a new employment agreement for Mr. Smith, which extends his service and role as Pier 1 Imports president and chief executive officer through February 27, 2016. The employment agreement, which is a second renewal and extension of his employment agreement, was negotiated by the compensation committee of the board of directors, which considered the retention of Mr. Smith to be of paramount importance to the ongoing success of Pier 1 Imports as it executes its growth plan and strategy. When Mr. Smith assumed the role of president and chief executive officer in February 2007, Pier 1 Imports was a struggling specialty retailer with lackluster sales and operating losses – Pier 1 Imports' share price had declined from over $26.00 per share in November of 2003 to less than $6.00 per share in December of 2006.

The value of Mr. Smith's impact on the organization has been significant. Since joining the organization in February 2007, the market capitalization of Pier 1 Imports has increased by approximately $1.8 billion, or 325%, the organization has spent $200,000,000 to buy back stock through its share repurchase programs and has returned approximately $18,000,000 to shareholders in the form of cash dividends. Over the past five years, Pier 1 Imports' total cumulative shareholder return has been greater than 400%, and during this time, Mr. Smith's compensation has predominately been in the form of equity and performance-based incentives. During this period, Mr. Smith's total compensation has increased as Pier 1 Imports' stock price has risen.

As illustrated in Table 1 below, there is a strong positive relationship between Mr. Smith's pay as reported in the Summary Compensation Table and Pier 1 Imports' total shareholder return over the last three fiscal years.

Table 1



Pier 1 Imports 3-Yr CEO Pay and Total Shareholder Return
$20,000,000
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
CEO Pay
$400
$350
$300
$250
$200
$150
$100
$50
$-
Investment Growth
$373
$269
$165
$160
$190
$215
$122
$129
$147
$100
2010
2011
2012
2013
Pier 1 Imports Fiscal Year
Summary Compensation Table
Pier 1 Imports TSR
Peer Group TSR
S&P TSR

Summary Compensation Table = total compensation as reported in the Pier 1 Imports' proxy in each of the last three fiscal years.

Pier 1 Imports TSR = year-over-year growth in a $100 investment in Pier 1 Imports' common stock, assuming dividend reinvestment, over the 3-year period, February 26, 2010 to March 1, 2013 (the last trading day of fiscal 2013).

Peer Group TSR = year-over-year growth in a $100 investment in the stock of the Pier 1 Imports' peer group, assuming dividend reinvestment, used for executive compensation purposes (detailed below under the caption "Compensation Policies, Principles, Objectives and Practices") over the 3-year period, February 26, 2010 to March 1, 2013.

S&P TSR = year-over-year growth in a $100 investment in the S&P 500, assuming dividend reinvestment, over the 3-year period, February 26, 2010 to March 1, 2013.

As illustrated in the graph:

- A $100 investment in Pier 1 Imports' common stock on February 26, 2010 (the last trading day of fiscal 2010) grew to $373 by the end of fiscal year 2013, which represents an approximate 55% 3-year annualized TSR growth rate.

- Reported CEO pay, as shown in the summary compensation tables for each respective fiscal year, grew by 290% from the beginning of fiscal 2011 through fiscal 2013.
- A $100 investment on February 26, 2010 in the stock of the component companies comprising the Pier 1 Imports peer group (for executive compensation purposes as detailed later in this Compensation Discussion & Analysis) grew to $215 by the end of fiscal year 2013, which represents an approximate 29% 3-year annualized TSR growth rate.
- A $100 investment in the S&P 500 on February 26, 2010 grew to $147 by the end of fiscal year 2013, which represents an approximate 13.5% 3-year annualized TSR growth rate.

Given the structure of Mr. Smith's equity compensation pursuant to his second renewed and extended employment agreement, Pier 1 Imports believes it helpful to explain his fiscal 2013 total compensation. On June 13, 2012, Mr. Smith and Pier 1 Imports entered into a second renewal and extension of Mr. Smith's employment agreement, effective March 3, 2013. Restricted stock awards to be made pursuant to that agreement are both performance-based and time-based and are to be made over the three-year term of the employment agreement. However, accounting guidelines require Pier 1 Imports to include the value of the future time-based restricted shares in the fiscal 2013 Summary Compensation Table below, even though those shares were not actually received in fiscal 2013 and will not be received if Mr. Smith is not employed on future dates pursuant to his employment agreement. As a result, the value of Mr. Smith's total fiscal 2013 stock awards compensation in the Summary Compensation Table below appears substantially higher than the value of restricted stock awards he actually received during fiscal 2013. When the time-based restricted stock awards are received during fiscal years 2014, 2015 and 2016 (provided Mr. Smith is employed on the first day of the respective fiscal years), the value of those awards will not be included in the respective summary compensation table because the amounts will have already been reported in fiscal 2013. For further discussion and more details on Mr. Smith's employment agreement, see the *Chief Executive Officer Employment Agreement* section under the caption "Executive Compensation Components" below.

Table 2 below illustrates the total maximum number of shares received during Mr. Smith's employment during fiscal 2011, 2012 and 2013 (pursuant to the first renewal and extension), regardless of the required reporting of the value of these shares in the fiscal 2010 summary compensation table. Table 2 also illustrates the total maximum number of shares to be received under Mr. Smith's employment agreement during fiscal 2014, 2015 and 2016 (pursuant to the second renewal and extension), regardless of the required reporting of the value of these shares in the fiscal 2013 summary compensation table.

Table 2

Maximum Fiscal Year Share Opportunity				
Fiscal Year	**Performance-Based (Profit Goal)***	**Performance-Based (TSR)****	**Time-Based**	**Total Shares**
FY 11	187,500	n/a	187,500	375,000
FY 12	187,500	n/a	187,500	375,000
FY 13	187,500	n/a	187,500	375,000
Fiscal Year	**Performance-Based (Profit Goal)***	**Performance-Based (TSR)****	**Time-Based**	**Total Shares**
FY 14	120,000	75,000	180,000	375,000
FY 15	120,000	75,000	180,000	375,000
FY 16	120,000	75,000	180,000	375,000

* As defined below.

** TSR performance-based shares granted for the first time beginning with fiscal 2014 grant.

Table 2 above illustrates that pursuant to Mr. Smith's first renewal and extension of his employment agreement, which expired at the end of fiscal 2013, Mr. Smith received the same number of shares in connection to his participation in Pier 1 Imports' long-term incentive plan in fiscal 2013 that he received in both fiscal 2012 and fiscal 2011. The portion of those fiscal 2013 shares was also again equally split between performance-based and time-based shares as it was in fiscal 2012 and fiscal 2011.

Base Salary

Despite its strong financial performance, Pier 1 Imports once again concluded in fiscal 2013 that "across-the-board" salary increases were not appropriate, primarily because its short-term and long-term incentives were delivering above-market pay for above-market performance. However, as in past years, a review of all executive positions was conducted, and three NEO's had their base salaries adjusted to reflect their increased roles and responsibilities in the organization as well as the external labor market for similar positions. Accordingly, Mr. Turner's base salary was adjusted from $460,000 to $475,000, an increase of 3.3%, to reflect his promotion to senior executive vice-president and chief financial officer on April 15, 2012. Mr. Benkel received a base salary adjustment from $310,000 to $330,000, an increase of 6.45%, to reflect his promotion to executive vice-president of planning and allocations on April 15, 2012. Ms. David received a base salary adjustment from $400,000 to $410,000, an increase of 2.5%, in consideration of her on-going roles and responsibilities for fiscal 2013 given the external labor market for similar positions. For further discussion and more details on base salary, see the *Base Salary* section under the caption "Executive Compensation Components" below.

Short-Term Incentive

No major changes were made to the fiscal 2013 short-term incentive plan, as Pier 1 Imports believes the incentive plan as structured in fiscal 2012 had the desired objective of helping motivate its executives to achieve outstanding financial and operating results. The performance metric targets for the plan focused on adjusted EBITDA (as detailed below) achievement with the targeted performance metric being set approximately 16.9% above actual fiscal 2012 results for the performance metric. Pier 1 Imports' actual performance in fiscal 2013 resulted in achievement in excess of the target. For further discussion and more details on the short-term incentive plan, see the *Short-Term Incentive* section under the caption "Executive Compensation Components" below.

Long-Term Incentive

In prior fiscal years, Pier 1 Imports' long-term incentive program consisted of performance-based and time-based restricted stock. During fiscal 2013, Pier 1 Imports incorporated a second performance feature that measures relative TSR performance against a peer group. For fiscal 2013 the NEOs' equity grants, other than Mr. Smith's, were 60% performance-based restricted shares and 40% time-based restricted shares. Mr. Smith's long-term equity awards are governed by his employment agreement. For further discussion and more details on the long-term incentive plan, see the *Long-Term Incentive* section under the caption "Executive Compensation Components" below.

Compensation Policies, Principles, Objectives and Practices

Pier 1 Imports' proven success and continuation of that success depends, in large part, on its ability to successfully attract, motivate and retain a qualified management team. Sourcing qualified candidates to fill important positions within Pier 1 Imports is challenging given the highly competitive retail environment. Accordingly, Pier 1 Imports' overall compensation philosophy is that its executive compensation program should be structured to attract and retain highly skilled and motivated individuals who will lead Pier 1 Imports to successful performance that is consistent with shareholders' expectations. Pier 1 Imports accomplishes this by creating total compensation packages which are competitive in the retail industry, fair and equitable among the executives, and which provide strong incentives for the long-term success and performance of Pier 1 Imports.

Pier 1 Imports provides both short-term and long-term incentives to its executives for the effective management of major functions, teamwork, and effective expense control. Success on these fronts leads to its overall success. Pier 1 Imports believes that as an executive's level of responsibility increases, a greater portion of that executive's potential total compensation should come from performance-based plans. Pier 1 Imports also believes that the majority of an executive's compensation should be "at-risk" and tied to Pier 1 Imports' performance as well as its performance in relation to a group of other retail companies for certain long-term incentive awards. This aligns management's interests with shareholders' interests as the executive's potential total compensation should only increase when Pier 1 Imports' performance improves.

Pier 1 Imports generally targets total compensation packages for executive officers to reflect the 50th percentile of Pier 1 Imports' peer group when it achieves planned financial and operational goals. Pier 1 Imports designs its total compensation packages to provide pay above the 50th percentile of pay compared to its peer group when its results exceed planned financial and operational goals.

At the beginning of fiscal 2013, Pier 1 Imports used a group of peer companies to benchmark base salary, short-term incentive and long-term incentive elements of total executive compensation. The peer group included the following companies, which at that time were publicly traded and were direct competitors, retail industry competitors, and/or local area competitors for executive talent:

- Bed Bath & Beyond Inc.
- Charming Shoppes, Inc.
- Cost Plus, Inc.
- Dick's Sporting Goods, Inc.
- Finish Line Inc.
- Fossil, Inc.
- Hhgregg, Inc.
- Kirkland's, Inc.
- PetSmart, Inc.
- RadioShack Corporation
- Ross Stores, Inc.
- Stein Mart, Inc.
- The Talbots Inc.
- Tuesday Morning Corporation
- Ulta Salon, Cosmetics & Fragrance, Inc.
- Williams-Sonoma, Inc.
- Zale Corporation

Data for these companies was provided by Pay Governance LLC, the compensation committee's independent executive compensation consultant. Pay Governance LLC also provided data from the *2012 Towers Watson Retail/ Wholesale Survey* in order to provide additional information relating to total compensation, cash compensation and equity trends in the broader retail industry to ensure that Pier 1 Imports maintains competitive compensation practices and packages across the broader retail group.

Advisory Vote on Executive Compensation

Pier 1 Imports conducted an advisory vote on executive compensation at its 2012 annual meeting of shareholders. While this vote was not binding on Pier 1 Imports, its board of directors or its compensation committee, Pier 1 Imports believes that it is important for its shareholders to have an opportunity to vote on this proposal on an annual basis as a means to express their views regarding Pier 1 Imports' executive compensation philosophy, its compensation policies and programs, and its decisions regarding executive compensation, all as disclosed in the proxy statement. Pier 1 Imports' board of directors and its compensation committee value the opinions of Pier 1 Imports' shareholders and, to the extent there is any significant vote against the compensation of its NEOs as disclosed in the proxy statement, Pier 1 Imports will consider its shareholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns.

At the 2012 annual meeting of shareholders, 96.3% of the votes represented at the meeting and entitled to vote on the advisory vote on executive compensation (Proposal No. 2 in last year's proxy statement) approved Pier 1 Imports' NEO compensation as disclosed in the proxy statement. The board of directors and compensation committee reviewed the final vote results and determined that, given the significant level of support, no significant changes to its executive compensation policies and decisions were necessary based on the vote results.

Pier 1 Imports has determined that its shareholders should vote on a say-on-pay proposal each year, consistent with the preference expressed by its shareholders at the 2011 annual meeting of shareholders.

Executive Compensation Components

Table 3 below explains the intended purposes and specific features of the direct compensation components of Pier 1 Imports' executive compensation program for fiscal 2013:

Table 3

Pay Mix



Targeted Direct Compensation
100%
80%
60%
40%
20%
0%
38%
38%
12%
12%
14.4%
21.6%
28%
36%
CEO
NEO
Base Salary
STI
LTI-Performance
LTI-Time

Base Salary – Provides a fixed amount of compensation that is commensurate with market practices for similar jobs and aids in attracting and retaining key executives.

Short-Term Incentives ("STI") – A quarterly and annual performance-based cash incentive award designed to motivate and reward executives to achieve maximum quarterly and annual financial and operational goals. The incentive, if achieved, also aligns individual annual pay levels so that they are competitive in the marketplace.

Long-Term Incentives ("LTI") (Performance-based and Time-based) – An equity-based incentive award designed to motivate, reward and retain Pier 1 Imports' executive team through long-term equity growth. Pier 1 Imports believes its executive team's interests should be closely aligned to the long-term interests of its shareholders, and providing a substantial portion of total compensation in the form of restricted performance-based and time-based equity awards combined with the Pier 1 Imports stock ownership guidelines helps to align the interests of its executive team with its shareholders.

Targeted Direct Compensation – Sum total of all the elements of the cash and equity compensation programs provided to executive officers.

<u>Base Salary</u>

The aspects of individual performance that may be considered in the determination of each executive's base salary include the individual's contribution to achieving operating goals, expense control and reduction, profitability, and performance as compared to planned results. In addition, the following factors may be considered when assessing the performance of each NEO: thought leadership (analysis, judgment, and financial acumen), results leadership (planning and execution), people leadership (influence and execution), and personal leadership (the ability to trust, adapt and learn). Pier 1 Imports recognizes individual experience, skill, level of responsibility and performance over time to set base salary levels. Generally, base salary is targeted at the 50th percentile for comparable skills. Changes to base salary may be made based on individual and company performance, pay in relation to peers for executive compensation purposes, "at market" within the context of the national retail market, and increased responsibility.

In fiscal 2013, Pier 1 Imports' chief executive officer and human resources compensation group once again recommended to the compensation committee only targeted increases to certain executives and no "across the board" base salary increases for Pier 1 Imports' NEOs. The compensation committee agreed to support management's recommendation and approved targeted increases in base salary for three of the NEOs, as discussed above.

Short-Term Incentive

During fiscal 2013, Pier 1 Imports' short-term incentive plan for its executives was a cash incentive award which used a performance measure of consolidated earnings before interest, taxes, depreciation, and amortization adjusted for certain recurring non-cash items and unusual or non-recurring items. For discussion purposes, Pier 1 Imports refers to this performance measure as the Profit Goal, and it was selected as the financial measure because it focuses on factors that an individual participant's actions can affect. In other words, it eliminates the effects of financing and tax decisions as well as unusual charges and more closely reflects cash being generated by Pier 1 Imports' ongoing core operations. Also, the short-term incentive Profit Goal as a measure of Pier 1 Imports' financial and operational performance is designed to lead to increased profitability over time.

These factors were discussed with the compensation committee and, as a result, the compensation committee approved the plan and set quarterly and annual Profit Goal target levels for fiscal 2013. The Profit Goal targets and the actual Pier 1 Imports' approved results are shown in Table 4 below.

Table 4

Pier 1 Imports' Fiscal 2013 Quarterly and Annual Profit Goal Short-Term Incentive

Fiscal Year 2013	Target	Actual Results
1st Quarter	$ 31,400,000	$ 37,300,000
2nd Quarter	$ 35,900,000	$ 42,400,000
3rd Quarter	$ 47,200,000	$ 50,700,000
4th Quarter	$103,500,000	$113,500,000
Fiscal Year	$218,000,000	$244,000,000

The fiscal 2013 targeted annual Profit Goal of $218,000,000 represented an approximate 16.9% increase over the actual results of the annual Profit Goal for fiscal 2012 of $186,500,000. No annual award payout was possible unless the Profit Goal exceeded the previous year's actual results.

The actual approved quarterly Profit Goals shown in Table 4 above resulted in participants earning 100% of their fiscal 2013 quarterly incentive cash awards. The actual approved annual Profit Goal attained for fiscal 2013 was $244,000,000 and the short-term incentive plan achieved its desired intent of increasing the financial and operational year-over-year performance of Pier 1 Imports. That actual annual Profit Goal resulted in participants earning 250% of their annual incentive cash award. When combined, the quarterly and annual incentive cash awards had the effect of each participant's short-term incentive cash award equaling 175% of their respective fiscal 2013 short-term incentive potential.

Table 5 below explains the NEOs' fiscal 2013 incentive targets (expressed as a percentage of the officer's base salary) and the quarterly and annual component details. See further discussion of incentive targets below under the caption "Grants of Plan-Based Awards for the Fiscal Year Ended March 2, 2013."

Table 5

Named Executive Officer	Quarterly Incentive Component (50% of incentive target)					Annual Incentive Component (50% of incentive target)				Fiscal 2013 Short-Term Incentive Target
	Q1	Q2	Q3	Q4		Threshold 10%	Target 100%	Maximum 400%		
CEO	12.5%	12.5%	12.5%	12.5%	+	5%	50%	200%	=	100%
CFO	10%	10%	10%	10%		4%	40%	160%		80%
Other NEOs	9.375%	9.375%	9.375%	9.375%		3.75%	37.5%	150%		75%
The quarterly incentive component was based on the achievement of each fiscal quarter's targeted Profit Goal. Each quarter was measured independently on a pass or fail basis and was paid out at either 100% following successful achievement of the targeted quarterly Profit Goal, or 0% if the goal was not met.						The annual incentive component was based on the achievement of the targeted annual Profit Goal, which is the cumulative total for the quarterly targeted Profit Goals for the fiscal year. The threshold Profit Goal that would result in a 10% payout of the annual component of the short-term incentive target was $190,000,000. Achieving the target Profit Goal of $218,000,000 would result in a 100% payout. A maximum payout of 400% would occur if the annual Profit Goal met or exceeded $262,000,000.				The short-term incentive opportunity for the NEOs (expressed as a percentage of base salary) was comprised of 2 components, the quarterly incentive component and the annual incentive component.

The plan required participants to be employed with Pier 1 Imports at the end of each respective quarter and year-end to receive an incentive cash award, if any, for that performance period. The plan allowed Pier 1 Imports' chief executive officer to reduce the cash award of a participant as a result of individual performance. Pier 1 Imports believes that these target percentage levels were competitive when compared to Pier 1 Imports' peer group as identified at the beginning of the fiscal year.

Long-Term Incentive

Pier 1 Imports believes that restricted stock provides a long-term incentive opportunity that is both competitive in the retail industry and serves as a retention tool. Table 6 below provides a breakdown of the restricted stock awarded to the NEOs, other than Mr. Smith, in fiscal 2013. Mr. Smith's long-term incentive awards, as governed by his employment agreement, are detailed in Table 2 above.

Table 6

Named Executive Officer (other than CEO)	Performance-Based Shares (#) – Profit Goal	Performance-Based Shares (#) – TSR	Time-Based Shares (#)	Total Fiscal 2013 Shares Granted (#)
Charles H. Turner	9,598	6,857	10,970	27,425
Michael R. Benkel	6,668	4,764	7,621	19,053
Catherine David	8,285	5,919	9,468	23,672
Sharon M. Leite	7,072	5,053	8,083	20,208

Approximately 60% of the shares granted in fiscal 2013 were performance-based. Of that 60%, approximately 58% were based on a Profit Goal target, while approximately 42% were based on relative TSR. The Profit Goal shares vest 33% upon Pier 1 Imports satisfying the targeted Profit Goal established by the compensation committee for fiscal 2013 and will vest 33% and 34% for each of the following two fiscal years, respectively, upon Pier 1 Imports satisfying the targeted Profit Goal established by the compensation committee for those respective fiscal years. Vesting for each fiscal year is also conditioned upon the NEO being employed on the date of filing of Pier 1 Imports' annual report on Form 10-K with the SEC for the applicable fiscal year. For discussion purposes, Pier 1 Imports refers to these grants as Profit Goal performance-based shares.

The targeted Profit Goal performance-based shares for a given fiscal year, vest pursuant to the following schedule (with interpolation between the levels):

100% of the Profit Goal target – 100% of the shares;
96% of the Profit Goal target – 90% of the shares;
92% of the Profit Goal target – 80% of the shares;
88% of the Profit Goal target – 70% of the shares;
84% of the Profit Goal target – 60% of the shares; and
80% of the Profit Goal target – 50% of the shares.

Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those Profit Goal performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal years' Profit Goal targets. The Profit Goal for fiscal 2013 of $218,000,000 was exceeded, as shown in Table 4 above, and 33% of the Profit Goal performance-based shares granted in fiscal 2013 vested upon the date of filing of Pier 1 Imports' annual report on Form 10-K.

Approximately 42% of the performance-based shares granted in fiscal 2013 cliff vest as shown in Table 7 below within thirty days of the end of fiscal 2015, provided the NEO is employed on the vesting date. Vesting is based on Pier 1 Imports' percentile ranking within the rankings of the annual equivalent return of the TSR of Pier 1 Imports and a peer group using the average closing stock price of Pier 1 Imports and the peer group companies during the twenty trading days at the beginning of fiscal 2013 and the average closing stock price during the twenty trading days at the end of fiscal year 2015. The peer group is comprised of the companies in the Russell 1000 Specialty Retail Index, with the addition of any other specialty retailers in Pier 1 Imports' fiscal 2013 peer group for executive compensation purposes. For discussion purposes, Pier 1 Imports refers to these grants as the TSR performance-based shares.

Table 7

Pier 1 Imports' Percentile Rank Within TSR Peer Group	Percent of Target Performance-Based Shares Vested
91% and above	250%
81% - 90%	225%
76% - 80%	200%
70% - 75%	175%
61% - 69%	150%
56% - 60%	125%
50% - 55%	100%
41% - 49%	50%
40% and below	0%

The remaining 40% of shares granted in fiscal 2013 were time-based shares where the restrictions lapse over a 3-year period. These shares vested 33% on April 6, 2013, and will vest 33% on April 6, 2014 and 34% on April 6, 2015 provided that the NEO is employed on the applicable vesting date.

Retirement and Other Plans

Pier 1 Imports offers a supplemental retirement plan which is designed to provide certain executives with post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives. The plan is described and discussed below under the caption "Pension Benefits Table for the Fiscal Year Ended March 2, 2013."

In addition, for the same purposes, Pier 1 Imports offered a non-qualified deferred compensation plan known as the Pier 1 Imports, Inc. Deferred Compensation Plan to its executives and key members of management. The plan also assists Pier 1 Imports in attracting and retaining executives and key members of management. The plan is described and discussed below under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended March 2, 2013."

Chief Executive Officer Employment Agreement

As noted, Mr. Smith's employment with Pier 1 Imports as its president and chief executive officer is governed by an employment agreement. Pier 1 Imports utilizes an employment agreement to create continuity of Mr. Smith's services and to mitigate Mr. Smith's risk of involuntary termination (other than for cause) or Mr. Smith's voluntary termination based on a good reason, both events as defined in the agreement.

Mr. Smith's employment since February of 2007 has been governed by employment agreements. The initial employment agreement was for a term of three years beginning February 19, 2007 and expiring February 27, 2010. On December 15, 2009, Mr. Smith and Pier 1 Imports entered into the first renewal and extension of that employment agreement. The first renewal and extension was effective February 28, 2010, the first day of fiscal 2011. The term of the first renewal and extension was for three fiscal years ending on March 2, 2013, the last day of fiscal 2013. On June 13, 2012, Mr. Smith and Pier 1 Imports entered into the second renewal and extension of that employment agreement. The second renewal and extension was effective March 3, 2013, the first day of fiscal 2014. The term of the second renewal and extension is for three fiscal years ending on February 27, 2016, the last day of fiscal 2016. The second renewal and extension is renewable one fiscal year at a time beginning on February 28, 2016, unless Pier 1 Imports or Mr. Smith gives notice of non-renewal at least 60 days prior to that date.

During fiscal 2013, pursuant to the first renewal and extension, Mr. Smith's base salary was $1,050,000 per year and he was eligible to participate in Pier 1 Imports' short-term and long-term incentive cash awards.

Also, pursuant to the first renewal and extension, Mr. Smith received:

- 375,000 shares of time-based restricted stock on December 18, 2009, under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan. One-third of such shares vested on December 18, 2010, one-third of such shares vested on December 18, 2011, and the remaining one-third of such shares vested on December 18, 2012; and

- the right to receive 375,000 shares of restricted stock on February 28, 2010, February 27, 2011 and February 26, 2012. The restricted stock vest(ed) as follows: (i) one-half of the 375,000 shares of restricted stock were time-based and vest(ed) 62,500 shares per year on the last day of the fiscal year in which the restricted stock was issued and on the last day of the following two fiscal years, provided Mr. Smith was employed on the last day of each such fiscal year; and (ii) the other one-half of the 375,000 shares of restricted stock were performance-based and vest(ed) 62,500 shares upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the fiscal year in which the grant was made and 62,500 shares in each of the following two fiscal years upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year (each Profit Goal achievement was determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year) and provided that for each fiscal year Mr. Smith was employed on the last day of each such fiscal year.

The Profit Goal target for fiscal 2013 was achieved and 62,500 of the fiscal 2011 (February 28, 2010 grant date), 62,500 of the fiscal 2012 (February 27, 2011 grant date) and 62,500 of the fiscal 2013 (February 26, 2012 grant date) performance-based shares vested.

Pursuant to the second renewal and extension, during fiscal 2014 Mr. Smith's base salary will be $1,250,000 per year, which amount may be adjusted from time-to-time by the compensation committee. He also is eligible to participate in Pier 1 Imports' short-term and long-term incentive cash awards during the renewal term.

Also, pursuant to the second renewal and extension, Mr. Smith received 375,000 shares of restricted stock on March 3, 2013, and will receive 375,000 shares of restricted stock on March 2, 2014 and March 1, 2015. The restricted stock vests as follows:

- 120,000 of the 375,000 shares of restricted stock are Profit Goal performance-based and vest 40,000 shares upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the fiscal year in which the shares were received and 40,000 shares in each of the following two fiscal years upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year (each Profit Goal achievement to be determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year) and provided that for each fiscal year Mr. Smith is employed on the last day of each such fiscal year. If the targeted Profit Goal for a particular fiscal year is partially met, then the number of shares that could vest is adjusted as follows (with interpolation between the target levels):

  100% of the Profit Goal target – 40,000 shares (100%);
  96% of the Profit Goal target – 36,000 shares (90%);
  92% of the Profit Goal target – 32,000 shares (80%);
  88% of the Profit Goal target – 28,000 shares (70%);
  84% of the Profit Goal target – 24,000 shares (60%); and
  80% of the Profit Goal target – 20,000 shares (50%).

  Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal year Profit Goal targets;

- 75,000 of the 375,000 shares of restricted stock are TSR performance-based and cliff vest within the ranges shown on Table 7 for 30,000 target shares following the last day of Pier 1 Imports' third fiscal year beginning on the date on which the 75,000 shares were received (a) based upon the percentile rank of the annual equivalent return of Pier 1 Imports' TSR within the percentile ranking of the annual equivalent return of the TSR of each constituent company within a peer group of companies over the same three-year period, and (b) conditioned upon Mr. Smith's being employed by Pier 1 Imports on the last day of such third fiscal year; and

- 180,000 of the 375,000 shares of restricted stock are time-based and vest 60,000 shares per year on the last day of the fiscal year in which the shares were received and on the last day of the following two fiscal years, provided Mr. Smith is employed on the last day of each such fiscal year.

The first renewal and extension, which expired March 2, 2013, continued the terms from Mr. Smith's initial employment agreement, which provided for gross-up payments designed to offset the impact of the excise tax imposed by Section 4999 of the Internal Revenue Code on payments contingent upon a change in control of Pier 1 Imports. The second renewal and extension, which became effective March 3, 2013, does not provide for any such gross-up payments.

The second renewal and extension continues the following terms from Mr. Smith's first renewal and extension:

- A change in control of Pier 1 Imports as grounds for either Pier 1 Imports or Mr. Smith to terminate the agreement is specifically excluded, and a change in control of Pier 1 Imports does not constitute a "Good Reason" under the agreement. However, under the Pier 1 Imports, Inc. Supplemental Retirement Plan, as discussed in footnote #1 to the table included under the caption "Potential Payments upon Termination or Change in Control" below, Mr. Smith (similar to certain other participants) would be entitled to receive the present value of the lump-sum amount of the actuarial equivalent of his benefit assuming that Mr. Smith is involuntarily terminated other than for cause, or leaves the employment of Pier 1 Imports for good reason (as defined in the plan), within 24 months of a change in control (as defined in the plan) of Pier 1 Imports; and

- Non-solicitation and non-competition agreements binding Mr. Smith for one year following termination of employment.

Under Mr. Smith's second renewed and extended employment agreement, should Mr. Smith's employment be terminated by Pier 1 Imports without Cause or by Mr. Smith with Good Reason (as such terms are defined in the agreement), then any and all of Mr. Smith's outstanding restricted stock that has been issued and has not vested will vest. In addition, Mr. Smith will be paid a severance amount equal to two times Mr. Smith's then-existing base salary. Upon a non-renewal of the employment agreement by Pier 1 Imports, Mr. Smith will be paid the severance amount described in the preceding sentence, and any and all of Mr. Smith's outstanding restricted stock that has been issued and has not vested will vest.

Compensation Determinations and Role of Executive Officers

Fiscal year base salary, short-term incentive and long-term incentive compensation recommendations for the NEOs were presented to the compensation committee at their meetings in January, February and March of 2012. The presentations included recommendations of Pier 1 Imports' chief executive officer and human resources compensation group on those elements of compensation, plus recommended plan design changes, and a summary of all short-term and long-term incentive awards to eligible levels of management. From time to time, these types of presentations may include survey data from a peer group of retail companies for the compensation committee's consideration. That data may include studies and recommendations from independent outside consultants. Generally, the compensation committee approves the fiscal year compensation in March (which is the first month of the fiscal year) of each year with an effective date in April. Implementation of short-term and long-term incentive compensation for the year occurs after compensation committee and board of directors approval.

Pier 1 Imports' Policy on Share Ownership

The Pier 1 Imports' board of directors has adopted stock ownership guidelines for its non-employee directors. These guidelines state that the board of directors believes that each non-employee director should, within five years of becoming a member of the board of directors, acquire ownership of shares of Pier 1 Imports' common stock equal in value to five times one-half of the non-employee director annual retainer (*i.e.*, 5 X $75,000). Shares counted toward ownership include shares beneficially owned directly or indirectly (other than shares which might be acquired by exercise of an option, or unvested restricted stock) and DSU's credited to the non-employee director.

Also, the Pier 1 Imports' board of directors has adopted stock ownership guidelines for officers of Pier 1 Imports and its subsidiaries. These guidelines state that the following targeted ownership level of shares of Pier 1 Imports' common stock, expressed as a number of shares of Pier 1 Imports' common stock equal in value to a multiple of base salary, should be acquired within five years of March 1, 2010, or election as an officer of Pier 1 Imports or any of its subsidiaries if such election is later than March 1, 2010:

Chief Executive Officer	5 times base salary
Senior Executive Vice President	3 times base salary
Executive Vice President	2.5 times base salary
Senior Vice President	2 times base salary
Vice President	1 times base salary

Shares counted toward ownership include shares beneficially owned directly or indirectly (other than shares which might be acquired by exercise of an option, or unvested restricted stock), and any deferred stock units.

Pier 1 Imports has a written insider trading policy that, among other things, prohibits directors, officers and employees from selling short a Pier 1 Imports security, from trading in options on a Pier 1 Imports security, including calls and puts, from engaging in other forms of hedging or monetization transactions, such as equity swaps, exchange funds, collars or variable forwards, with respect to a Pier 1 Imports security, or holding Pier 1 Imports securities in a margin account or pledging Pier 1 Imports securities as collateral for a loan.

Pier 1 Imports' Policy on Section 162(m)

Pier 1 Imports considers the effect of limitations on deductibility of compensation for federal income tax purposes. Section 162(m) of the Internal Revenue Code generally denies public companies like Pier 1 Imports a federal income tax deduction for compensation paid to the chief executive officer or any of the three other most highly compensated officers (not including the principal financial officer) that exceeds $1,000,000 for each such officer during the tax year. Qualifying performance-based compensation paid pursuant to plans approved by shareholders is not subject to this deduction limitation. Pier 1 Imports attempts to preserve the federal tax deductibility of compensation to the extent reasonably practicable when doing so is consistent with the executive compensation objectives and goals mentioned above. While Pier 1 Imports is aware of and understands the requirements of Section 162(m), it does not believe that compensation decisions should be based solely upon the amount of compensation that is deductible for federal income tax purposes. Pier 1 Imports may approve elements of compensation for certain officers that are not fully deductible by Pier 1 Imports. For fiscal 2013, the only officer who received compensation that was not fully deductible was Mr. Smith.

Compensation Risk

Pier 1 Imports does not believe that its compensation policies, principles, objectives and practices are structured to promote inappropriate risk taking by its executives nor inappropriate risk taking by its employees whose behavior would be most affected by performance-based incentives. Pier 1 Imports believes that the focus of its overall compensation program encourages its employees to take a balanced approach that focuses on increasing and sustaining Pier 1 Imports' profitability.

Summary Compensation Table for the Fiscal Years Ended March 2, 2013, February 25, 2012 and February 26, 2011

The following table sets forth a summary of the compensation in the past three fiscal years for services rendered in all capacities to Pier 1 Imports and its subsidiaries by the chief executive officer, chief financial officer and the three other most highly compensated executive officers.

Name & Principal Position	Fiscal Year	Salary(3) ($)	Bonus ($)	Stock Awards(4) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(5) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(6) ($)	All Other Compensation(7) ($)	Total ($)
Alexander W. Smith	2013	$1,050,000	$ 0	$11,842,575(1)	N/A	$1,837,500	$3,746,136	$279,712	$18,755,923
President and	2012	$1,050,000	$ 0	$ 1,226,250	N/A	$2,625,000	$3,442,284	$135,631	$ 8,479,165
Chief Executive Officer	2011	$1,050,000	$248,719	$ 406,250	N/A	$2,100,000	$2,597,628	$ 62,172	$ 6,464,769
Charles H. Turner	2013	$ 472,692	$ 0	$ 730,361	N/A	$ 654,792	$1,580,227	$ 71,092	$ 3,509,164
Senior Executive Vice	2012	$ 460,000	$ 0	$ 337,032	N/A	$ 947,500	$ 575,464	$ 58,003	$ 2,377,999
President and Chief Financial Officer	2011	$ 460,000	$ 81,722	$ 431,309	N/A	$ 775,000	$ 942,011	$ 22,864	$ 2,712,906
Michael R. Benkel(2) Executive Vice President, Planning and Allocations	2013	$ 326,923	$ 0	$ 479,764	N/A	$ 413,748	$ 0	$ 48,418	$ 1,268,853
Catherine David	2013	$ 408,462	$ 0	$ 607,945	N/A	$ 527,185	$ 0	$ 56,531	$ 1,600,123
Executive Vice President,	2012	$ 400,000	$ 0	$ 268,023	N/A	$ 808,333	$ 0	$214,509	$ 1,690,865
Merchandising	2011	$ 400,000	$ 71,063	$ 206,842	N/A	$ 657,583	$ 66	$100,361	$ 1,435,915
Sharon M. Leite	2013	$ 350,000	$ 0	$ 521,418	N/A	$ 456,340	$ 0	$ 16,001	$ 1,343,759
Executive Vice President,	2012	$ 350,000	$ 0	$ 233,239	N/A	$ 709,609	$ 0	$ 17,394	$ 1,310,242
Stores	2011	$ 346,923	$ 61,588	$ 178,114	N/A	$ 575,000	$ 26	$ 13,486	$ 1,175,137

(1) Pursuant to the second renewal and extension of Mr. Smith's employment agreement on June 13, 2012, Mr. Smith will receive 375,000 shares of restricted stock on each of the first day of fiscal 2014, 2015 and 2016, provided Mr. Smith is employed on such dates. Forty-eight percent of the shares of restricted stock will be time-based and the remainder will be performance-based. In accordance with FASB ASC Topic 718, all 540,000 shares of the time-based restricted stock to be issued pursuant to the second renewed and extended employment agreement have a grant date for accounting purposes as of the date of the agreement of June 13, 2012, which is also the service inception date, as both Pier 1 Imports and Mr. Smith had a mutual understanding of the key terms and conditions of the award on that date. Therefore, the aggregate grant date fair value of these awards (540,000 X $15.58 = $8,413,200) has been included in the table above for 2013 even though the shares will not be issued to Mr. Smith until the first day of fiscal 2014, 2015 and 2016. As described above, if the second renewal and extension of Mr. Smith's employment agreement had been terminated prior to the first day of fiscal 2014, Mr. Smith would not have been entitled to any of these shares.

As of March 2, 2013, the last day of fiscal 2013, none of the time-based shares mentioned above had been issued to Mr. Smith; however, Pier 1 Imports is obligated to issue 540,000 shares subject to time-based vesting (in addition to the 585,000 shares subject to performance-based vesting) in the future in accordance with the employment agreement. The time-based awards will vest over a period of five years. No fair value for Mr. Smith's performance-based shares has been included in the table above because the performance measures for each of these respective awards had not been established as of March 2, 2013, and therefore, an accounting grant date had not yet occurred. The accounting grant date for these performance-based awards will be the date on which the respective measures are established.

The table above also includes 187,500 shares of performance-based restricted stock that Mr. Smith received pursuant to the first renewal and extension of his employment agreement dated December 15, 2009 and effective the first day of fiscal 2011. The accounting grant date for these performance-based awards occurred during fiscal 2013 when Pier 1 Imports established the respective performance measures.

Fair value is calculated using the closing price of Pier 1 Imports' common stock on the accounting grant date. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the NEO.

(2) Mr. Benkel was not an NEO in fiscal 2011 and fiscal 2012.

(3) This column represents the amount of base salary earned by the NEO during each fiscal year.

(4) This column represents the accounting grant date fair value of performance-based and time-based restricted stock awards issued during the fiscal year. These amounts reflect Pier 1 Imports' accounting expense for these awards in accordance with accounting rules, and do not necessarily correspond to the actual value that will be recognized by the NEO. For time-based and Profit Goal performance-based restricted stock awards, fair value is calculated using the closing price of Pier 1 Imports' common stock on the date of grant. If the date of grant occurs on a day when Pier 1 Imports' common stock is not traded, then the closing price on the last trading day before the date of grant is used. The closing price on the date of grant for fiscal 2013 grants was $18.29 and $15.58 for Mr. Smith and $18.29 and $18.80 for the other NEOs. For TSR performance-based restricted stock awards, fair value was $12.41, which was determined by a valuation model. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For Profit Goal performance-based awards, the grant date fair value is based on the probable outcome of Pier 1 Imports achieving performance targets. The amounts in the table assume targets are met and the maximum number of shares awarded will vest. For TSR performance-based awards, the grant date fair value is based on the probability Pier 1 Imports' percentile of the annual equivalent return of its total shareholder return ranking within a peer group over a three year period will meet or exceed the established threshold.

(5) This column includes the short-term incentive cash award amounts earned during the fiscal year for each NEO.

(6) This column represents the sum of the change in pension value and above-market earnings on non-qualified deferred compensation earnings for each of the NEOs. Mr. Benkel and Mses. David and Leite do not participant in a Pier 1 Imports defined benefit plan.

The change in pension values were:

Name	Fiscal 2013	Fiscal 2012	Fiscal 2011
Alexander W. Smith	$3,746,136	$3,442,284	$2,597,109
Charles H. Turner	$1,580,227	$ 575,464	$ 941,355

These amounts include the change in the value of retiree medical insurance premiums. For Mr. Turner, the value of the medical insurance premiums was not included prior to fiscal 2013 because he was not eligible for early retirement under the plan.

See "Pension Benefits Table for the Fiscal Year Ended March 2, 2013" below for additional information.

There were no above-market earnings in fiscal 2012 and 2013 on the non-qualified deferred compensation plan in which the NEOs participated. In fiscal 2011, above-market earnings on the non-qualified deferred compensation plan for Mr. Smith were $519, for Mr. Turner were $656, for Ms. David were $66 and for Ms. Leite were $26. Above-market earnings represent the difference between 120% of the long-term applicable federal rate at the time the rate for the plan was selected and the annual interest credited in calendar years 2013, 2012, 2011 and 2010 of 4.72%, 5.81%, 5.99% and 7.47%, respectively, by Pier 1 Imports on salary deferred by the NEOs plus Pier 1 Imports match amounts under the Pier 1 Benefit Restoration Plan II described below under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended March 2, 2013." Additional information about this plan and the indicated NEO's participation is shown in that table.

(7) The following table describes each component of All Other Compensation for fiscal 2013:

Fiscal 2013 All Other Compensation

Name	Payments Relating to Employee Savings Plans(a)	Dividends Paid on Restricted Stock(b)	Disability Insurance Premiums(c)	Life Insurance Premiums(d)	Other Expenses(e)	Total All Other Compensation
Alexander W. Smith	$206,062	$38,750	$2,158	$2,742	$30,000	$279,712
Charles H. Turner	$ 63,023	$ 4,132	$2,151	$1,786	—	$ 71,092
Michael R. Benkel	$ 44,729	$ 1,739	$1,488	$ 462	—	$ 48,418
Catherine David	$ 51,703	$ 2,318	$1,804	$ 706	—	$ 56,531
Sharon M. Leite	$ 11,120	$ 1,996	$1,930	$ 955	—	$ 16,001

(a) This column reports Pier 1 Imports' aggregate matching contributions to the NEO's 401(k) savings account, Deferred Compensation Plan account and Stock Purchase Plan account.

Those contributions were as follows:

Name	401(k)	DCP	SPP	Total
Alexander W. Smith	$7,966	$107,524	$90,572	$206,062
Charles H. Turner	$8,151	$ 13,162	$41,710	$ 63,023
Michael R. Benkel	$7,987	$ 24,597	$12,145	$ 44,729
Catherine David	$8,038	$ 33,980	$ 9,685	$ 51,703
Sharon M. Leite	$7,920	$ 0	$ 3,200	$ 11,120

Pier 1 Imports' 401(k) and Stock Purchase Plan are broad based plans available to all eligible employees on a non-discriminatory basis.

(b) This column reports dividends paid on unvested restricted stock awarded in fiscal 2011 held by the NEOs. Subsequent awards of restricted stock did not provide for dividends on unvested shares.

(c) This column reports premiums paid on behalf of the NEOs for supplemental disability insurance coverage.

(d) This column represents premiums paid on behalf of the NEOs for basic term life insurance.

(e) Perquisites and personal benefits, if any, for each NEO (other than Mr. Smith), which aggregate less than $10,000, are not shown. This column reports $30,000 paid to Mr. Smith's law firm pursuant to his second renewed and extended employment agreement for legal fees and costs incurred by Mr. Smith in connection with the negotiation and implementation of the renewal and extension.

Grants of Plan-Based Awards for the Fiscal Year Ended March 2, 2013

As set forth in the Compensation Discussion and Analysis above, during fiscal 2013 Pier 1 Imports granted short-term incentive cash awards pursuant to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan to the NEOs. Quarterly and annual incentive cash awards are paid if Pier 1 Imports attains certain quarterly and annual Profit Goals. The participant must be employed at the end of the applicable quarter to receive any quarterly incentive cash award and also at the end of the fiscal year to receive any annual incentive cash award. An executive's incentive cash award threshold, target and maximum potential is expressed as a percentage of his or her annual base salary for the fiscal year. The quarterly incentive cash award target for Mr. Smith was 12.5% of his annual base salary, for Mr. Turner was 9.375% of his annual base salary for the period February 26, 2012 through April 28, 2012 and 10% of his annual base salary for the period of April 29, 2012 through March 2, 2013, for Mr. Benkel was 8.125% of his annual base salary for the period February 26, 2012 through April 28, 2012 and 9.375% for the period April 29, 2012 through March 2, 2013, and for Mses. Leite and David was 9.375% of their respective annual base salary. The annual incentive cash award target for Mr. Smith was 50% of his annual base salary, for Mr. Turner was 37.5% of his annual base salary for the period February 26, 2012 through April 28, 2012 and 40% of his annual base salary for the period April 29, 2012 through March 2, 2013, for Mr. Benkel was 32.5% of his annual base salary for the period February 26, 2012 through April 28, 2012 and 37.5% of his annual base salary for the period April 29, 2012 through March 2, 2013, and for Mses. Leite and David was 37.5% of their respective annual base salary.

Also, and as set forth in the Compensation Discussion and Analysis above, during fiscal 2013 Pier 1 Imports granted, under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan, long-term incentive awards to the NEOs, other than Mr. Smith. Mr. Smith's grants are described below. The fiscal 2013 long-term incentive awards were comprised of restricted stock grants of performance-based and time-based shares. Approximately 40% of the restricted stock grants were time-based awards which vest 33%, 33% and 34% each year over a three-year period beginning on the first anniversary of the grant date provided that the participant is employed on the vesting date. Time-based restricted stock grants for fiscal 2013 to Mr. Turner were 10,970 shares, to Mr. Benkel were 7,621 shares, to Ms. David were 9,468 shares and to Ms. Leite were 8,083 shares.

Approximately 35% of the restricted stock grants were Profit Goal performance-based shares which vest 33% upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2013 (the same measure utilized for the annual short-term incentive for fiscal 2013) and will vest 33% and 34% for each of the following two fiscal years, respectively, upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year, provided that vesting for each fiscal year is conditioned upon the participant being employed on the date of filing of Pier 1 Imports' annual report on Form 10-K with the SEC for the applicable fiscal year. Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal years' Profit Goal targets. With respect to the number of performance-based shares that vest based on satisfying a targeted Profit Goal for a given fiscal year, vesting will occur pursuant to the following schedule (with interpolation between the target levels):

100% of the Profit Goal target – 100% of the shares;
96% of the Profit Goal target – 90% of the shares;
92% of the Profit Goal target – 80% of the shares;
88% of the Profit Goal target – 70% of the shares;
84% of the Profit Goal target – 60% of the shares; and
80% of the Profit Goal target – 50% of the shares.

Profit Goal performance-based restricted stock grants for fiscal 2013 to Mr. Turner were 9,598 shares, to Mr. Benkel were 6,668 shares, to Ms. David were 8,285 shares and to Ms. Leite were 7,072 shares. The table below only includes the number of shares that will vest if the fiscal 2013 Profit Goal is achieved (33% of the total number awarded). In accordance with accounting rules, the remaining shares will have a grant date for accounting purposes during fiscal 2014 and fiscal 2015 when the Profit Goal targets for each respective fiscal year are established by the compensation committee. The table below also includes the Profit Goal performance-based restricted stock grants for fiscal 2011 (34% of the total number awarded) and fiscal 2012 (33% of the total number awarded) that have a grant date for accounting purposes during fiscal 2013.

Approximately 25% of the restricted stock grants were TSR performance-based shares which cliff vest within the ranges as shown on Table 7 in the Compensation Discussion and Analysis above within thirty days of the end of fiscal 2015, provided the NEO is employed on the vesting date. Vesting is based on Pier 1 Imports' percentile ranking within the rankings of the annual equivalent return of the TSR of Pier 1 Imports and a peer group using the average closing stock price of Pier 1 Imports and the peer group companies during the twenty trading days at the beginning of fiscal 2013 and the average closing stock price during the twenty trading days at the end of fiscal 2015. The peer group is comprised of the companies in the Russell 1000 Specialty Retail Index, with the addition of any other specialty retailers in Pier 1 Imports' peer group for executive compensation purposes.

TSR performance-based restricted stock grants at target for fiscal 2013 to Mr. Turner were 6,857 shares (17,142 maximum), to Mr. Benkel were 4,764 shares (11,910 maximum), to Ms. David were 5,919 shares (14,797 maximum) and to Ms. Leite were 5,053 shares (12,632) maximum.

The restricted stock awards (performance-based and time-based) granted in fiscal 2013 are not eligible to receive cash dividends prior to vesting.

Also, and as set forth in the Compensation Discussion and Analysis above, Mr. Smith received a grant of 187,500 shares of performance-based restricted stock under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan on February 26, 2012, which vest 62,500 shares upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal year 2013 and 62,500 shares in each of the following two fiscal years upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for the respective fiscal year, such achievement to be determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year and, provided that for each fiscal year Mr. Smith is employed on the last day of each such fiscal year. If a Profit Goal target for a particular fiscal year is partially met, then the number of shares that could vest is adjusted as follows (with interpolation between the target levels):

100% of the Profit Goal target – 62,500 shares (100%);
96% of the Profit Goal target – 56,250 shares (90%);
92% of the Profit Goal target – 50,000 shares (80%);
88% of the Profit Goal target – 43,750 shares (70%);
84% of the Profit Goal target – 37,500 shares (60%); and
80% of the Profit Goal target – 31,250 shares (50%).

Over each three-year performance (vesting) period, if the targeted Profit Goal is not satisfied in any fiscal year, those performance-based shares that do not vest may still vest if the sum of consecutive years' Profit Goals equals or exceeds the sum of the individual consecutive fiscal years' Profit Goal targets.

The table below also includes 62,500 of the performance-based restricted shares granted to Mr. Smith on February 28, 2010 and 62,500 of the performance-based restricted shares granted to Mr. Smith on February 27, 2011, which vest upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2013.

Mr. Smith's February 27, 2011 and February 26, 2012 restricted stock awards (performance-based and time-based shares) are not eligible to receive cash dividends prior to vesting.

The following table sets forth information relating to grants of plan-based awards during the fiscal year ended March 2, 2013 to the executive officers named above in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended March 2, 2013, February 25, 2012 and February 26, 2011."

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(3)
Name	**Grant Date**	**Meeting Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)**	**(#)**	**($/Share)**	**($)**
Alexander W. Smith	05/21/2012	03/22/2012	$52,500	$1,050,000	$2,625,000	–	N/A	–	–	N/A	N/A	N/A
	02/28/2010	12/15/2009	–	–	–	31,250	62,500	62,500	–	N/A	N/A	$1,143,125
	02/27/2011	12/15/2009	–	–	–	31,250	62,500	62,500	–	N/A	N/A	$1,143,125
	02/26/2012	12/15/2009	–	–	–	31,250	62,500	62,500	–	N/A	N/A	$1,143,125
	06/13/2012	06/12/2012	–	–	–	–	N/A	–	180,000	N/A	N/A	$2,804,400
	06/13/2012	06/12/2012	–	–	–	–	N/A	–	180,000	N/A	N/A	$2,804,400
	06/13/2012	06/12/2012	–	–	–	–	N/A	–	180,000	N/A	N/A	$2,804,400
Charles H. Turner	05/21/2012	03/22/2012	$18,708	$ 374,166	$ 935,416	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/22/2012	–	–	–	4,080	8,160	8,160	–	N/A	N/A	$ 149,246
	04/08/2011	03/22/2012	–	–	–	2,805	5,610	5,610	–	N/A	N/A	$ 102,607
	04/06/2012	03/22/2012	–	–	–	1,583	3,167	3,167	–	N/A	N/A	$ 59,540
	04/06/2012	03/22/2012	–	–	–	3,428	6,857	17,142	–	N/A	N/A	$ 212,732
	04/06/2012	03/22/2012	–	–	–	–	N/A	–	10,970	N/A	N/A	$ 206,236
Michael R. Benkel	05/21/2012	03/22/2012	$11,992	$ 239,834	$ 599,584	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/22/2012	–	–	–	2,295	4,590	4,590	–	N/A	N/A	$ 83,951
	04/08/2011	03/22/2012	–	–	–	1,732	3,465	3,465	–	N/A	N/A	$ 63,375
	04/06/2012	03/22/2012	–	–	–	1,100	2,200	2,200	–	N/A	N/A	$ 41,360
	04/06/2012	03/22/2012	–	–	–	2,382	4,764	11,910	–	N/A	N/A	$ 147,803
	04/06/2012	03/22/2012	–	–	–	–	N/A	–	7,621	N/A	N/A	$ 143,275
Catherine David	05/21/2012	03/22/2012	$15,313	$ 306,250	$ 765,625	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/22/2012	–	–	–	3,060	6,120	6,120	–	N/A	N/A	$ 111,935
	04/08/2011	03/22/2012	–	–	–	2,268	4,537	4,537	–	N/A	N/A	$ 82,982
	04/06/2012	03/22/2012	–	–	–	1,367	2,734	2,734	–	N/A	N/A	$ 51,399
	04/06/2012	03/22/2012	–	–	–	2,959	5,919	14,797	–	N/A	N/A	$ 183,631
	04/06/2012	03/22/2012	–	–	–	–	N/A	–	9,468	N/A	N/A	$ 177,998
Sharon M. Leite	05/21/2012	03/22/2012	$13,125	$ 262,500	$ 656,250	–	N/A	–	–	N/A	N/A	N/A
	04/09/2010	03/22/2012	–	–	–	2,635	5,270	5,270	–	N/A	N/A	$ 96,388
	04/08/2011	03/22/2012	–	–	–	1,980	3,960	3,960	–	N/A	N/A	$ 72,428
	04/06/2012	03/22/2012	–	–	–	1,167	2,334	2,334	–	N/A	N/A	$ 43,879
	04/06/2012	03/22/2012	–	–	–	2,526	5,053	12,632	–	N/A	N/A	$ 156,763
	04/06/2012	03/22/2012	–	–	–	–	N/A	–	8,083	N/A	N/A	$ 151,960

(1) These columns show the potential value of the payout for each NEO under the quarterly and annual short-term incentive cash award described above (grant date May 21, 2012) if the threshold, target and maximum amount of the Profit Goals for fiscal 2013 are met. The calculations for the short-term incentives are based on the NEO's fiscal 2013 annual base salary. The fiscal 2013 annual base salary in effect for incentive cash award calculations for Mr. Smith was $1,050,000; for Mr. Turner was $460,000 for the period February 26, 2012 through April 28, 2012 and $475,000 for the period April 29, 2012 through March 2, 2013; for Mr. Benkel was $310,000 for the period February 26, 2012 through April 28, 2012 and $330,000 for the period April 29, 2012 through March 2, 2013; for Ms. David was $400,000 for the period February 26, 2012 through April 28, 2012 and $410,000 for the period April 29, 2012 through March 2, 2013; and for Ms. Leite was $350,000.

(2) These columns show the potential number of shares that will vest for each NEO under the performance-based restricted stock awards described above (grant dates April 9, 2010, April 8, 2011 and April 6, 2012, except for Mr. Smith who had February 28, 2010, February 27, 2011 and February 26, 2012 grant dates) if the threshold, target or maximum amount of the fiscal 2013 Profit Goal target is met. These columns also show the potential number of shares that will vest for each NEO, other than Mr. Smith, under the TSR performance-based shares described above (grant date April 6, 2012) if the threshold, target or maximum percentile total shareholder return ranking within a peer group is attained.

(3) This column represents the aggregate grant date fair value of performance-based and time-based restricted stock awarded during the fiscal year, computed in accordance with FASB ASC Topic 718. Pursuant to the second renewal and extension of Mr. Smith's employment agreement on June 13, 2012, 180,000 time-based restricted shares, 120,000 Profit Goal performance-based restricted shares, and 75,000 TSR performance-based restricted shares are to be issued to Mr. Smith on each of the first day of fiscal 2014, 2015 and 2016, provided Mr. Smith is employed on such dates. In accordance with FASB ASC Topic 718, all 540,000 shares of the time-based restricted stock to be issued pursuant to the second renewed and extended employment agreement have a grant date for accounting purposes as of the date of the agreement of June 13, 2012, which is also the service inception date, and as both Pier 1 Imports and Mr. Smith had a mutual understanding of the key terms and conditions of the award on that date. Therefore, the aggregate grant date fair value of these awards has been included in the table above.

As of March 2, 2013, the last day of fiscal 2013, none of the shares subject to time-based vesting had been received by Mr. Smith; however, Pier 1 Imports is obligated to issue 540,000 shares subject to time-based vesting (in addition to the 585,000 shares subject to performance-based vesting) in the future in accordance with his employment agreement. The time-based awards will vest over a period of five years. No fair value for Mr. Smith's performance-based shares has been included in the table above because the performance measures for each of these respective awards had not been established as of March 2, 2013, and therefore, an accounting grant date had not yet occurred. The accounting grant date for these performance-based awards will be the date on which the respective measures are established.

The table above also includes 187,500 shares of Profit Goal performance-based restricted stock that Mr. Smith received pursuant to the first renewal and extension of his employment agreement dated December 15, 2009. The accounting grant date for these performance-based awards occurred during fiscal 2013 when Pier 1 Imports established the respective performance measures.

The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For time-based and Profit Goal performance-based restricted stock awards, fair value is calculated using the closing price of Pier 1 Imports' common stock on the date of grant. If the date of grant occurs on a day when Pier 1 Imports' common stock is not traded, then the closing price on the last trading day before the date of grant is used. For TSR performance-based shares, fair value is determined by a valuation model. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the NEO. For Profit Goal performance-based awards, the grant date fair value is based on the probable outcome of Pier 1 Imports achieving the Profit Goal target for fiscal 2013. The amounts in the table assume that the applicable target will be met and that the maximum number of shares awarded will vest. For TSR performance-based awards, the grant date fair value is based on the probability Pier 1 Imports' percentile ranking within the rankings of the annual equivalent return of the TSR of Pier 1 Imports and a peer group over a three year period will meet or exceed the established threshold.

Outstanding Equity Awards Table for the Fiscal Year Ended March 2, 2013

The following table provides information on the current outstanding stock option and unvested restricted stock awards held by each NEO as of the end of fiscal 2013. Market value was determined using the closing price of Pier 1 Imports' common stock of $22.55 (the NYSE closing price on March 1, 2013, which was the last trading day of fiscal 2013).

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(2) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
Alexander W. Smith	02/19/2007	1,500,000			$ 6.69	02/19/2017				
	12/15/2009						187,500(3)	$ 4,228,125		
	02/28/2010								62,500(6)	$1,409,375
	02/27/2011								125,000(6)	$2,818,750
	02/26/2012								187,500(6)	$4,228,125
	06/13/2012						540,000(4)	$12,177,000		
Charles H. Turner	09/25/2003	86,000			$19.40	09/25/2013				
	06/28/2004	100,000			$17.25	06/28/2014				
	07/01/2005	20,000			$14.25	07/01/2015				
	04/11/2008	45,000			$ 7.45	04/11/2018				
	04/09/2010						14,280	$ 322,014		
	04/08/2011						11,390	$ 256,845		
	04/06/2012						10,970	$ 247,374		
	04/09/2010								8,160	$ 184,008
	04/08/2011								11,390	$ 256,845
	04/06/2012								9,598	$ 216,435
	04/06/2012								17,142	$ 386,552
Michael R. Benkel	09/15/2008	20,000			$ 4.24	09/15/2018				
	04/09/2010						4,590	$ 103,505		
	04/08/2011						7,035	$ 158,639		
	04/06/2012						7,621	$ 171,854		
	04/09/2010								4,590	$ 103,505
	04/08/2011								7,035	$ 158,639
	04/06/2012								6,668	$ 150,363
	04/06/2012								11,910	$ 268,571
Catherine David	04/09/2010						6,120	$ 138,006		
	04/08/2011						9,213	$ 207,753		
	04/06/2012						9,468	$ 213,503		
	04/09/2010								6,120	$ 138,006
	04/08/2011								9,213	$ 207,753
	04/06/2012								8,285	$ 186,827
	04/06/2012								14,797	$ 333,672
Sharon M. Leite	04/09/2010						5,270	$ 118,839		
	04/08/2011						8,040	$ 181,302		
	04/06/2012						8,083	$ 182,272		
	04/09/2010								5,270	$ 118,839
	04/08/2011								8,040	$ 181,302
	04/06/2012								7,072	$ 159,474
	04/06/2012								12,632	$ 284,852

(1) For better understanding of this table, an additional column has been included showing the accounting grant date of the stock options and restricted stock awards.

(2) Time-based restricted stock awards, other than those awarded to Mr. Smith, vest according to the following schedule:

Grant Date	Vesting
04/09/2010, 04/08/2011 and 04/06/2012	33%, 33% and 34%, respectively, on each anniversary of the grant date provided that the participant is employed on the vesting date.

(3) See footnote #1 to the "Summary Compensation Table for the Fiscal Years Ended March 2, 2013, February 25, 2012 and February 26, 2011" above for more information regarding these awards. The time-based restricted stock awards received by Mr. Smith on February 27, 2011 and February 26, 2012, vest 62,500 shares per year on the last day of the respective fiscal year in which they were issued and on the last day of the following two fiscal years, provided Mr. Smith is employed on the last day of such fiscal year.

(4) See footnote #1 to the "Summary Compensation Table for the Fiscal Years Ended March 2, 2013, February 25, 2012 and February 26, 2011" and footnote #3 to the "Grants of Plan-Based Awards for the Fiscal Year Ended March 2, 2013" table above for more information regarding these awards. The time-based restricted stock awards to be received by Mr. Smith on March 3, 2013, March 2, 2014 and March 1, 2015 vest 60,000 shares per year on the last day of the fiscal year in which they were issued and on the last day of each of the following two fiscal years, provided Mr. Smith is employed on the last day of each such fiscal year.

(5) Performance-based restricted stock awards, other than those awarded to Mr. Smith, vest according to the following schedule:

Grant Date	Vesting
04/09/2010	33%, 33% and 34% upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2011, 2012 and 2013, respectively, provided that the participant is employed on the date of filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year.
04/08/2011	33%, 33% and 34% upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2012, 2013 and 2014, respectively, provided that the participant is employed on the date of filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year.
04/06/2012	33%, 33% and 34% upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2013, 2014 and 2015, respectively, provided that the participant is employed on the date of filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year.
04/06/2012	Cliff vest within thirty days of the end of fiscal 2015 within the ranges shown on Table 7 in the Compensation Discussion and Analysis above, provided the NEO is employed on the vesting date. Vesting is based upon Pier 1 Imports' percentile ranking within the rankings of the annual equivalent return of the TSR of Pier 1 Imports and a peer group. Number of shares shown is maximum amount if Pier 1 Imports has a percentile ranking of 91% or above within the peer group.

(6) Performance-based restricted stock awards awarded to Mr. Smith vest according to the following schedule:

Grant Date	Vesting
02/28/2010	62,500 shares each year upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2011, 2012 and 2013, achievement of which is determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year and provided that Mr. Smith is employed on the last day of each such fiscal year.
02/27/2011	62,500 shares each year upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2012, 2013 and 2014, achievement of which is determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year and provided that Mr. Smith is employed on the last day of each such fiscal year.
02/26/2012	62,500 shares each year upon Pier 1 Imports satisfying the Profit Goal target established by the compensation committee for fiscal 2013, 2014 and 2015, achievement of which is determined upon the filing of Pier 1 Imports' annual report on Form 10-K for the applicable fiscal year and provided that Mr. Smith is employed on the last day of each such fiscal year.

Option Exercises and Stock Vested Table for the Fiscal Year Ended March 2, 2013

The following table provides information for each NEO about (a) stock option exercises during fiscal 2013, including the number of shares acquired upon exercise and the value realized, and (b) the number of shares for which forfeiture restrictions lapsed upon the vesting of restricted stock awards and the value realized. In each event the value realized is before payment of any applicable withholding tax and broker commissions.

	Option Awards(1)		Stock Awards(2)	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Alexander W. Smith	500,000	$6,229,471	437,500	$9,005,625
Charles H. Turner	104,000	$1,188,515	33,000	$ 600,586
Michael R. Benkel	10,000	$ 177,401	15,840	$ 286,853
Catherine David	0	$ 0	20,954	$ 379,456
Sharon M. Leite	75,000	$ 991,148	18,150	$ 328,683

(1) The value realized on the exercise of options is equal to the amount per share at which the NEO sold shares acquired on exercise (all of which occurred on the date of exercise) minus the exercise price of the option times the number of shares acquired on exercise of the options.

(2) The value realized on the vesting of restricted stock awards is equal to the closing market price of Pier 1 Imports' common stock on the date of vesting (or the last trading day before the vest, if applicable) times the number of shares acquired upon vesting. The number of shares and value realized on vesting includes shares that were withheld at the time of vesting to satisfy tax withholding requirements.

Pension Benefits Table for the Fiscal Year Ended March 2, 2013

Messrs. Smith and Turner participate in a plan which was adopted by Pier 1 Imports in 1995 and is known as the Supplemental Retirement Plan. The plan provides that upon death, disability, retirement, or termination of employment (including termination of employment in certain circumstances within 24 months of a change in control, commonly referred to as a "double-trigger") for reasons other than cause (as defined in the plan) each participant will receive a life annuity based on an annual benefit which generally equals 60% of the participant's highest three-year average of annual salary and bonus offset by Social Security retirement benefits. Messrs. Smith and Turner are each entitled to a lump-sum payment of the actuarial equivalent of their respective benefit. Mr. Turner's annual life annuity amount cannot exceed $500,000. Mr. Smith's benefit calculation is not subject to this limitation. For certain participants the plan also provides that in the event of disability or retirement, those participants and their dependents have the lifetime right to participate in comparable major medical and hospitalization insurance coverage as made available generally to Pier 1 Imports employees and their dependents. If the executive elects such coverage, he or she must pay a portion of the total premium. In the event of termination of employment for reasons other than cause and prior to retirement eligibility, the participant and his or her dependents have the right to participate in such comparable major medical and hospitalization insurance coverage during the 15 years immediately after the date the participant attains age 65. If the participant elects such coverage, he or she must pay the total premium associated with the coverage.

The following table shows the present value of each NEO's total accumulated benefit under Pier 1 Imports' Supplemental Retirement Plan as of the fiscal year ended March 2, 2013.

Name	Number of Years Credited Service(1) (#)	Present Value of Accumulated Benefit(2) ($)	Payments During Last Fiscal Year ($)
Alexander W. Smith	13.67	$13,750,842	$0
Charles H. Turner	22	$ 5,953,906	$0

(1) For Mr. Turner, the number of years of credited service for plan purposes equals the years of credited vesting service as determined by Pier 1 Imports' 401(k) plan for the participant, regardless of whether the participant is actually participating in the 401(k) plan. The years of credited service shown for Mr. Turner equals his years of employment with Pier 1 Imports. Pursuant to his initial employment agreement, Mr. Smith was entitled to participate in the Supplemental Retirement Plan so as to achieve the same level of benefit as his accrued benefit under the supplemental executive retirement plan of his former employer. Therefore, in fiscal 2008 Mr. Smith was credited with 10 years of plan participation upon enrollment in the plan and 6.67 years of credited service as of his employment date with Pier 1 Imports. The additional 6.67 years of credited service accounts for $6,709,445 of his total present value of accumulated benefit of $13,750,842. As of the end of fiscal 2013, Mr. Smith has achieved seven additional years of credited service based upon his employment date.

(2) Includes the present value of medical insurance premiums payable in the event of early retirement.

Benefits under the plan for each participant are prorated for years of credited service with Pier 1 Imports of less than 20 years. In addition, each participant becomes vested in that benefit based on years of plan participation under the following schedule:

Years of Plan Participation	Vesting Percentage
Less than 1	0%
1 but less than 2	10%
2 but less than 3	20%
3 but less than 4	30%
4 but less than 5	40%
5 but less than 6	50%
6 but less than 7	60%
7 but less than 8	70%
8 but less than 9	80%
9 but less than 10	90%
10 or more	100%

Vesting is accelerated to 100% upon an early retirement, normal retirement, termination of employment in certain circumstances within 24 months of a change in control ("double-trigger") of Pier 1 Imports, or death or disability of the participant. Messrs. Smith and Turner each have more than 10 years of plan participation.

No NEO who participates in the plan qualifies for normal retirement under the plan, which requires a participant's attainment of age 65. A participant qualifies for early retirement if the participant has at least 10 years of plan participation and retires at or after age 55 and before age 65. If a participant retires from Pier 1 Imports after age 55 but before age 65, the calculated benefit prior to adjustment for Social Security benefits is reduced by 5% for each year that retirement precedes age 65. Messrs. Smith and Turner are eligible for early retirement.

Refer to note #5 to the Pier 1 Imports, Inc. consolidated financial statements in the 2013 Form 10-K for a discussion of the valuation method and material assumptions applied in quantifying the present value of the current accrued benefit for the plan shown in the "Pension Benefits Table for the Fiscal Year Ended March 2, 2013" above.

Non-Qualified Deferred Compensation Table for the Fiscal Year Ended March 2, 2013

The following table shows the value as of the fiscal year ended March 2, 2013 of each NEO's total benefit under the non-qualified deferred compensation plans of Pier 1 Imports in which the executive participates. Pier 1 Imports' non-qualified deferred compensation plans are:

- **Pier 1 Benefit Restoration Plan II** – The Pier 1 Benefit Restoration Plan II ("BRP II") permitted select members of management and highly compensated employees of Pier 1 Imports to defer compensation. Additionally, Pier 1 Imports recognized the value of the past and present services of employees participating in the BRP II by making matching contributions to employee deferrals plus paying interest on the deferral and match amounts.

  BRP II participants could defer pre-tax amounts of up to 20% of their compensation (generally W-2 earnings). Participants' contributions and the interest earned on those contributions are fully vested. No loans are permitted. Pier 1 Imports' matching contribution was (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral. Matching contributions and the interest earned on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports' matching contributions plus earnings at six years of service with Pier 1 Imports.

  Each participant's deferral amount plus the Pier 1 Imports match is credited at least quarterly with an amount of interest at an annual rate equal to a daily average Moody's Corporate Bond Index plus 1%. Over the last three fiscal years, the annual interest rates have ranged from 4.72% to 7.47%. During fiscal 2013, the interest rates were 5.81% through December 31, 2012 and 4.72% January 1, 2013 through March 2, 2013. Unless participants elect to have their account balance paid out to them in five annual installments, then upon separation from Pier 1 Imports their current balance is paid out to them in a lump-sum distribution, subject to delay as required by the deferred compensation taxation laws generally referred to as 409A.

  During fiscal 2011, BRP II was closed to further deferral elections by participants. The final participant contributions and Pier 1 Imports matching contributions to BRP II were credited to the plan in fiscal 2012. Account balances in BRP II will continue to earn interest at an annual rate as described above. Effective January 1, 2011, the Pier 1 Imports, Inc. Deferred Compensation Plan ("DCP") described below was adopted.

- **Pier 1 Imports, Inc. Deferred Compensation Plan** – The DCP permits select members of management and highly compensated employees of Pier 1 Imports to defer up to 50% of their compensation (generally W-2 earnings). Participants' compensation deferrals and earnings on those deferrals are fully vested. No loans are permitted. Pier 1 Imports' matching contribution is (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral. Matching contributions and the earnings on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) plan's vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports' matching contributions plus earnings at six years of service with Pier 1 Imports.

Each participant may allocate their deferral amounts and Pier 1 Imports matching contributions among different deemed investment crediting options, which cover various asset classes. Participant accounts are credited with the same earnings or losses as the deemed investment crediting option and are subject to the same investment risk as an actual investment in the deemed investment crediting options. Subject to plan rules, participants may elect to have their deferral account balance paid to them while employed or after separation from Pier 1 Imports; provided, however, that upon separation of employment, any unpaid amounts elected to be paid while employed will be paid after separation of employment. Vested matching account balances are distributed to participants only after separation from Pier 1 Imports.

Trusts have been established for the purpose of setting aside funds to be used to settle obligations under BRP II and the DCP. The trusts' assets are consolidated in Pier 1 Imports' financial statements and consisted of investments aggregating $3,730,299 at March 2, 2013. The trusts also own and are the beneficiaries of a number of insurance policies on the lives of current and past key executives. At March 2, 2013, the cash surrender value of these policies was $4,945,745. These investments are restricted and may only be used to satisfy BRP II and DCP obligations.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End(5) ($)
Alexander W. Smith					
BRP II	N/A	N/A	$ 8,837(3)	$0	$159,518
DCP	$366,490	$107,524	$43,441(4)	$0	$728,995
Charles H. Turner					
BRP II	N/A	N/A	$ 6,395(3)	$0	$115,431
DCP	$ 13,162	$ 13,162	$ 4,229(4)	$0	$ 44,152
Michael R. Benkel					
BRP II	N/A	N/A	$ 1,875(3)	$0	$ 33,837
DCP	$ 40,994	$ 24,597	$ 8,454(4)	$0	$109,119
Catherine David					
BRP II	N/A	N/A	$ 7,394(3)	$0	$133,461
DCP	$259,768	$ 33,980	$20,611(4)	$0	$438,276
Sharon M. Leite					
BRP II	N/A	N/A	$ 928(3)	$0	$ 16,749
DCP	$ 0	$ 0	$ 905(4)	$0	$ 13,541

(1) Reflects participation in the DCP by the NEOs during fiscal 2013. Executive contribution amounts are included in each NEO's salary amount in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended March 2, 2013, February 25, 2012 and February 26, 2011" above.

(2) Reflects Pier 1 Imports' matching contribution credited to the DCP account of each NEO during fiscal 2013. These amounts are also included as All Other Compensation in the table included under the caption "Summary Compensation Table for the Fiscal Years Ended March 2, 2013, February 25, 2012 and February 26, 2011" above.

(3) Reflects interest earnings on BRP II accounts during fiscal 2013. The interest earnings are the total amount of interest payments received.

(4) Reflects the appreciation or depreciation of the deemed investment crediting options held in the participant's DCP account.

(5) Messrs. Smith, Turner and Benkel and Ms. Leite are fully vested in BRP II and DCP. Ms. David is 80% vested in BRP II and DCP matching contributions and earnings on those contributions.

Potential Payments upon Termination or Change in Control

The following table shows potential payments to the NEOs under existing contracts, agreements, plans or arrangements to which they are a party for various scenarios including a change in control or termination of employment, assuming the event occurred on March 2, 2013 and, where applicable, using the closing price of Pier 1 Imports' common stock of $22.55 (the NYSE closing price on March 1, 2013). The table below does not include normal (versus early) retirement payout information because as of March 2, 2013 none of the NEOs who participate in Pier 1 Imports' Supplemental Retirement Plan was eligible for normal retirement. For additional information regarding the Supplemental Retirement Plan, see the information above under the caption "Pension Benefits Table for the Fiscal Year Ended March 2, 2013." Potential payments to the NEOs upon termination of employment under Pier 1 Imports' non-qualified deferred compensation arrangements are discussed above under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended March 2, 2013."

All stock options granted to the NEOs are fully vested. Vested stock options and their exercise prices are shown above in the table included under the caption "Outstanding Equity Awards Table for the Fiscal Year Ended March 2, 2013."

These disclosures are based on the terms and provisions of the agreements, plans and arrangements as they existed at the end of Pier 1 Imports' fiscal 2013, and Pier 1 Imports' interpretation of those terms and provisions at that time. One or more of the plans identified may allow the administrative committee of such plan to amend the plan or award grant agreements pursuant to the plan, subject in particular situations to certain restrictions. In such an event, the disclosures shown below would vary depending on the amendment or restriction.

As discussed in the Compensation Discussion and Analysis above, Mr. Smith's first renewal and extension of his employment agreement expired March 2, 2013. That agreement and Mr. Smith's current employment agreement both contain non-solicitation and non-competition terms binding Mr. Smith for one year following termination of employment. Additionally, stock option grants under the Pier 1 Imports, Inc. 1999 Stock Plan and the Pier 1 Imports, Inc. 2006 Stock Incentive Plan are subject to certain non-competition, non-solicitation and confidentiality agreements which, if violated by an optionee during employment, or within three years after termination of employment in the event of early retirement, will result in termination of the option grant.

Name	Voluntary Termination ($)	Early Retirement ($)	Voluntary Good Reason Termination ($)	Involuntary Without Cause Termination ($)	For Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
Alexander W. Smith								
Employment Agreement								
Compensation/Benefits	$ 0	N/A	$ 0	$ 0	$ 0	$ 0	$ 0	$ 918,750(7)
Supplemental								
Retirement Plan(1)								
Benefit Payment	$13,363,212	$13,363,212	$13,363,212	$13,363,312	$ 0	$17,259,055	$6,396,860	$22,416,971
Insurance Premiums	$ 387,630	$ 387,630	$ 387,630	$ 387,630	$ 0	$ 387,630	$ 0	$ 596,114
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 4,228,125(7)	$ 4,228,125(7)	$ 0(2)	$ 0(5)	$ 0(6)	$ 0(6)
Performance-based								
Profit Goal Shares	$ 0(2)	N/A(3)	$ 8,456,250(7)	$ 8,456,250(7)	$ 0(2)	$ 0(5)	$ 0(6)	$ 0(6)
TSR Shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Charles H. Turner								
Supplemental								
Retirement Plan(1)								
Benefit Payment	$ 5,253,230	$ 5,253,230	$ 5,253,230	$ 5,253,230	$ 0	$ 7,332,367	$2,505,881	$ 7,332,367
Insurance Premiums	$ 700,676	$ 700,676	$ 700,676	$ 700,676	$ 0	$ 700,676	$ 0	$ 700,676
Restricted Stock Awards								
Time-based	$ 0(2)	$ 826,232(3)	$ 0(2)	$ 826,232(4)	$ 0(2)	$ 826,232(5)	$ 826,232(6)	$ 826,232(6)
Performance-based								
Profit Goal Shares	$ 0(2)	$ 657,287(3)	$ 0(2)	$ 657,287(4)	$ 0(2)	$ 657,287(5)	$ 657,287(6)	$ 657,287(6)
TSR Shares	$ 0(2)	$ 386,552(3)	$ 0(2)	$ 386,552(4)	$ 0(2)	$ 386,552(5)	$ 386,552(6)	$ 386,552(6)

Name	Voluntary Termination ($)	Early Retirement ($)	Voluntary Good Reason Termination ($)	Involuntary Without Cause Termination ($)	For Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
Michael R. Benkel								
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 433,997(4)	$ 0(2)	$ 433,997(5)	$ 433,997(6)	$ 433,997(6)
Performance-based								
Profit Goal Shares	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$ 0(2)	$ 412,507(5)	$ 0(6)	$ 0(6)
TSR Shares	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$ 0(2)	$ 268,571(5)	$ 0(6)	$ 0(6)
Catherine David								
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 559,263(4)	$ 0(2)	$ 559,263(5)	$ 559,263(6)	$ 559,263(6)
Performance-based								
Profit Goal Shares	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$ 0(2)	$ 532,586(5)	$ 0(6)	$ 0(6)
TSR Shares	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$ 0(2)	$ 333,672(5)	$ 0(6)	$ 0(6)
Sharon M. Leite								
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 482,412(4)	$ 0(2)	$ 482,412(5)	$ 482,412(6)	$ 482,412(6)
Performance-based								
Profit Goal Shares	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$ 0(2)	$ 459,614(5)	$ 0(6)	$ 0(6)
TSR Shares	$ 0(2)	N/A(3)	$ 0(2)	$ 0(4)	$ 0(2)	$ 284,852(5)	$ 0(6)	$ 0(6)

(1) The amounts shown for voluntary termination, voluntary good reason termination, and involuntary without cause termination represent a lump-sum amount of the actuarial equivalent of benefits under the Supplemental Retirement Plan for Messrs. Smith and Turner given their eligibility for early retirement under the plan. The amount shown for change in control represents the present value of the lump-sum amount of the actuarial equivalent of the benefits for Messrs. Smith and Turner assuming the executive officer is involuntarily terminated other than for cause, or leaves the employment of Pier 1 Imports for good reason (as defined in the plan), on March 2, 2013, and that such date is within 24 months of a change in control (as defined in the plan) of Pier 1 Imports.

(2) Generally, under grant agreements pursuant to the 2006 plan, termination of employment for any reason results in a forfeiture to Pier 1 Imports of all unvested restricted stock awards. However, as discussed in footnote 7 below, all shares of Mr. Smith's restricted stock awards awarded pursuant to his employment agreement vest in the event of a voluntary good reason termination or an involuntary without cause termination. The amounts shown in the table assume that the acceleration of vesting discussed in footnote 4 or 5 below does not occur upon a voluntary termination of employment.

(3) Under the 2006 plan the administrative committee may, in its discretion, notwithstanding the grant agreement, upon a participant's retirement fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award. Although the plan does not define retirement, for the purposes of this table, eligibility for early retirement assumes attainment of age 55 plus 15 years of service with Pier 1 Imports, and eligibility for normal retirement assumes age 65 regardless of years of service. These are the same parameters for early retirement and normal retirement used in Pier 1 Imports' stock option awards. As of March 2, 2013, Messrs. Smith, Turner and Benkel and Mses. David and Leite are respectively ages 60, 55, 44, 49 and 50. Although Mr. Smith has attained the age of 55, he does not have 15 years of service with Pier 1 Imports to be eligible for early retirement under the above assumption. Mr. Turner has 22 years of service and is eligible for early retirement under the above assumption. The amount shown assumes the administrative committee fully vested Mr. Turner's time-based and performance-based restricted stock grants under the 2006 plan. Value shown is the NYSE closing price on March 1, 2013, of $22.55 per share times the number of shares.

(4) Under the 2006 plan the administrative committee may, in its discretion, notwithstanding the grant agreement, upon termination without cause, fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award, unless the award was granted to a "covered employee" (as defined in the applicable Treasury Regulations) and the award was designed to meet the exception for performance-based compensation under Section 162(m) of the Internal Revenue Code. The chief financial officer, Mr. Turner, is not included as a "covered employee" under the applicable Treasury Regulations. The amount shown assumes the administrative committee fully vested any and all time-based restricted stock grants and Mr. Turner's performance-based restricted stock grants under the 2006 plan. Value shown is the NYSE closing price on March 1, 2013, of $22.55 per share times the number of shares.

(5) Under the 2006 plan the administrative committee may, in its discretion, upon a corporate change (as defined in the plan) fully vest any or all common stock awarded pursuant to a restricted stock award. Mr. Smith's restricted stock awards are governed by his employment agreement and no assumption is made regarding administrative committee action fully vesting those awards. Assuming the administrative committee fully vested the other NEOs' restricted stock grants under the 2006 plan, then that amount is shown. Value shown is the NYSE closing price on March 1, 2013, of $22.55 per share times the number of shares.

(6) Under the 2006 plan the administrative committee may, in its discretion, upon death or disability fully vest a restricted stock award, unless the award was granted to a "covered employee" (as defined in the applicable Treasury Regulations) and the award was designed to meet the exception for performance-based compensation under Section 162(m) of the Internal Revenue Code. The chief financial officer, Mr. Turner, is not included as a "covered employee" under the applicable Treasury Regulations. Mr. Smith's restricted stock awards are governed by his employment agreement and no assumption is made regarding administrative committee action fully vesting those awards. Assuming the administrative committee fully vested the other NEOs' time-based restricted stock grants and Mr. Turner's performance-based restricted stock grants under the 2006 plan, then that amount is shown. Value shown is the NYSE closing price on March 1, 2013, of $22.55 per share times the number of shares.

(7) If Mr. Smith's employment ended as of the end of fiscal 2013, which is the last day of the term of his first renewed and extended employment agreement, due to a voluntary good reason termination or an involuntary without cause termination, then pursuant to his employment agreement Mr. Smith would be entitled to receive the higher of (a) the last annual short-term incentive paid to Mr. Smith prior to the termination date, or (b) the average of the last three annual short-term incentives paid to Mr. Smith prior to the termination date, and all restricted stock which has been awarded to Mr. Smith would vest. The table above does not include these payments because the first renewal and extension of Mr. Smith's employment agreement expired on the last day of fiscal 2013. In the event of Mr. Smith's disability which results in termination of employment, then pursuant to his employment agreement, Mr. Smith would be entitled to receive 13 weeks of compensation and benefits. After the 13-week period, Mr. Smith would participate in any Pier 1 Imports short-term or long-term disability plans for which he is eligible. A change in control of Pier 1 Imports is specifically excluded as grounds by either Pier 1 Imports or Mr. Smith to terminate the employment agreement and a change in control of Pier 1 Imports does not constitute "good reason" under that agreement. A complete description of Mr. Smith's employment agreement is described in the Compensation Discussion and Analysis above under the caption "Executive Compensation Components – Chief Executive Officer Employment Agreement."

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding Pier 1 Imports' equity compensation plans as of March 2, 2013.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by Shareholders			
Pier 1 Imports, Inc. 1989 Employee Stock Option Plan	213,000	$19.40	–
Pier 1 Imports, Inc. 1999 Stock Plan	1,147,500	$17.00	–
Pier 1 Imports, Inc. 2006 Stock Incentive Plan	627,625	$ 7.73	4,399,094(1)
Pier 1 Imports, Inc. Stock Purchase Plan	–	–	3,900,480
Equity compensation plans not approved by Shareholders(2)	1,500,000	$ 6.69	–
Total:	3,488,125	$11.05	8,299,574

(1) As of May 3, 2013, the plan had 3,862,660 shares available for issuance.

(2) Equity compensation plans not approved by shareholders represent the employment inducement stock option awards granted to Mr. Smith on February 19, 2007.

OTHER BUSINESS

Pier 1 Imports does not plan to act on any matters at the meeting other than those described in this proxy statement. If any other business should properly come before the meeting, the persons named in the proxy will vote as described above under the question "Could other matters be decided at the annual meeting?".

SHAREHOLDER PROPOSALS FOR 2014 ANNUAL MEETING OF SHAREHOLDERS

To be included in the proxy statement relating to the 2014 annual meeting of shareholders, shareholder proposals made pursuant to SEC Rule 14a-8 must be received by Pier 1 Imports' corporate secretary no later than 5:00 p.m., local time, January 20, 2014.

In order to bring a matter before the 2014 annual meeting of shareholders that is not contained in the proxy statement, a shareholder must comply with the shareholder criteria, advance notice, shareholder information and other provisions of Pier 1 Imports' bylaws governing shareholders bringing matters before the annual meeting. Pier 1 Imports' bylaws require that it receive written notice of the matter in proper form with the requisite materials and information no earlier than March 4, 2014, and no later than April 3, 2014. You may contact Pier 1 Imports' corporate secretary to find out what specific information regarding the matter must be included with the advance notice.

YOUR VOTE IS IMPORTANT

You are encouraged to let us know your preferences by voting over the Internet or by telephone, or, should you request one, by completing and returning a proxy card or voting instruction form.



Michael A. Carter
Senior Vice President and General Counsel,
Secretary

May 20, 2013

DRIVING DIRECTIONS FOR THE PIER 1 IMPORTS, INC. ANNUAL MEETING OF SHAREHOLDERS
at
Pier 1 Imports, Inc.'s Corporate Headquarters
at
10:00 a.m., local time
on
July 2, 2013

Reminder: You must present your admission documents as described above under the question "Do I need an admission ticket to attend the annual meeting?" at the admissions table in order to attend the Pier 1 Imports, Inc. Annual Meeting of Shareholders. Doors will open at 9:00 a.m., local time.

Below are directions to Pier 1 Imports' corporate headquarters located at 100 Pier 1 Place / 100 Energy Way, Fort Worth, Texas from various locations in the surrounding area.

From DFW Airport:

- Take the south exit from the airport.
- After passing through the tollgate, take Hwy. 183 west to Fort Worth. (Follow signs to Fort Worth.)
- Hwy. 183 will merge with Hwy. 121.
- Stay on Hwy. 121 to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave. (left) and Forest Park Blvd. (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate RIGHT into Pier 1 Imports. Follow directions for parking.

From Downtown Dallas:

- Take I-30 west from I-35E intersection.
- After approximately 30 miles, take the Summit Ave. exit.
- Turn RIGHT on Summit Ave. Continue for approximately ½ mile.
- Turn LEFT on 5th Street.
- Turn RIGHT into Pier 1 Imports. Follow directions for parking.

From North Dallas:

- Take I-635 (LBJ Freeway) west to Hwy. 121.
- Go south on Hwy. 121.
- Follow signs to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave. (left) and Forest Park Blvd. (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate RIGHT into Pier 1 Imports. Follow directions for parking.

From West Fort Worth:

- Take I-30 East.
- Take the Summit Ave. exit and turn LEFT on Summit Ave. Continue for approximately ½ mile.
- Turn LEFT on 5th Street.
- Turn RIGHT into Pier 1 Imports. Follow directions for parking.

Parking will be available on a first-come, first-served basis.

If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

Pier 1 Imports, Inc.
SHAREHOLDER INFORMATION

Corporate Headquarters
100 Pier 1 Place
Fort Worth, Texas 76102
817-252-8000
www.pier1.com

Common Stock
Approximately 8,000 shareholders of record
Traded on the New York Stock Exchange
Symbol: PIR

Independent Registered Public Accounting Firm
Ernst & Young LLP
Fort Worth, Texas

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, Rhode Island 02940-3006
Shareholder Line Toll-Free 1-888-884-8086
www.computershare.com/investor

Annual Meeting
The annual meeting of shareholders will be held at 10 a.m. Central Daylight Time, Tuesday, July 2, 2013, on the Mezzanine Level, Conference Center Room C, of Pier 1 Imports, Inc. Corporate Headquarters, Fort Worth, Texas.

Annual Report on Form 10-K and Investor Relations
Additional copies of the Pier 1 Imports, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission are available free of charge on the Investor Relations section of the Company's website at www.pier1.com or by writing the Investor Relations Department at:

Pier 1 Imports, Inc.
Attn: Investor Relations
100 Pier 1 Place
Fort Worth, Texas 76102

or by calling 1-817-252-7835
Toll-Free 1-888-80-PIER1 (1-888-807-4371)

Investor inquiries also may be directed to that department.

Pier 1 Imports, Inc.
DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

Chairman of the Board
Terry E. London
President
London Broadcasting Company, Inc.

Alexander W. Smith
President and Chief Executive Officer
Pier 1 Imports, Inc.

Claire H. Babrowski
Former Executive Officer positions with
Toys "R" Us, RadioShack and McDonald's

Cheryl A. Bachelder
Chief Executive Officer
AFC Enterprises, Inc.

John H. Burgoyne
Founder
Burgoyne & Associates

Hamish A. Dodds
President and Chief Executive Officer
Hard Rock International

Brendan L. Hoffman
President and Chief Executive Officer
The Bon-Ton Stores, Inc.

Cece Smith
Former Managing General Partner
Co-Founder
Phillips-Smith-Machens Venture Partners

Executive Officers

Alexander W. Smith
President and
Chief Executive Officer

Charles H. Turner
Senior Executive Vice President
and Chief Financial Officer

Michael R. Benkel
Executive Vice President
Planning and Allocations

Catherine David
Executive Vice President
Merchandising

Gregory S. Humenesky
Executive Vice President
Human Resources

Sharon M. Leite
Executive Vice President
Stores

Michael A. Carter
Senior Vice President and
General Counsel, Secretary

Laura A. Coffey
Senior Vice President
Business Development and
Strategic Planning

Donald L. Kinnison
Senior Vice President
Marketing and
Visual Merchandising



Pier1 imports®